

09012687

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549



AMENDMENT NO. 7
TO
FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

STADIUM ENTERTAINMENT HOLDING CORP.
(Exact name of issuer as specified in its charter)

Nevada	7900	26-4052007
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

888 Seventh Avenue, 35th Floor, New York, NY 10010, (212) 453-2500

(Address, including zip code, and telephone number, including area code, of issuer's principal executive office)

David Berman
Chief Executive Officer
Stadium Entertainment Holding Corp.
888 Seventh Avenue, 35th Floor
New York, NY 10010 (212) 453-2500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies of all communications to:
Philip D. Forlenza, Esq.
Giordano, Halleran & Ciesla, P.C.
P.O. Box 190
Middletown, New Jersey 07748
(732) 741-3900

This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I. - NOTIFICATION

ITEM 1. Significant Parties

The names and addresses of each of the directors, officers, record and beneficial owners of five percent (5%) or more of any class of the stock of Stadium Entertainment Holding Corp. ("Stadium Entertainment" or the "Company") and of counsel to the Company, are set forth below.

Officers and Directors

Name and Address	Title
David Berman (1) Business Address 888 Seventh Avenue, 35th Floor, New York, NY 10010	Chief Executive Officer and Director
Residential Address 5142 Calvin Tarzan, California 91356	
Gary Katz (1) Business Address 888 Seventh Avenue, 35th Floor New York, NY 10010	Director
Residential Address 1020 Warburton Avenue Yonkers, New York 10701	
Camille Barbone (1) Business Address 888 Seventh Avenue, 35th Floor New York, NY 10010	President and Director
Residential Address 206 Bryans Road Hampton, New Jersey 08827	

**Five Percent (5%) Record Owners
(Common Stock)**

Name and Address	Percentage Interest
Stadium Entertainment Group, LLC (1) 888 Seventh Avenue, 35th Floor New York, NY 10010	37.5
Sandstone Investment Partners, LLC (1) 425 Broad Hollow Road, Suite 115 Melville, NY 11747	37.5
Emerald Asset Advisors, LLC (1)(2) 425 Broad Hollow Road, Suite 115 Melville, NY 11747	5.0
Michael Xirinachs (2) Business Address 425 Broad Hollow Road, Suite 115 Melville, NY 11747	8.33
Residential Address 271 Rivendell Ct. Melville, NY 11747	
North Atlantic Resources Ltd (2) P.O. Box 1674 Kingstown St. Vincent and the Grenadines	5.0
Coastal Consulting, Ltd. Trust House 112 Bonadie Street Kingstown St. Vincent and the Grenadines	6.66

**Five Percent (5%) Beneficial Owners
(Common Stock)**

Name and Address	Percentage Interest
Stadium Entertainment Group, LLC (1) 888 Seventh Avenue, 35th Floor New York, NY 10010	37.5%

Gary Katz (1)   12.5% (3)
Business Address
888 Seventh Avenue, 35th Floor
New York, NY 10010

Residential Address
1020 Warburton Avenue
Yonkers, NY 10701

Camille Barbone (1)   12.5% (3)
888 Seventh Avenue, 35th Floor
New York, NY 10010

Residential Address
206 Bryans Road
Hampton, New Jersey 08827

Jerome Mas (1)   12.5% (1)
Business Address
888 Seventh Avenue, 35th Floor
New York, NY 10010

Residential Address
5865 East Mezzanine Way
Long Beach, California 90808

Sandstone Investment Partners, LLC (1)   50.8% (4)
425 Broad Hollow Road, Suite 115
Melville, NY 11747

Emerald Asset Advisors, LLC (1)   50.8% (4)
425 Broad Hollow Road, Suite 115
Melville, NY 11747

Michael Xirinachs (1)   50.8% (4)
Business Address
425 Broad Hollow Road, Suite 115
Melville, NY 11747

Residential Address
271 Rivendell Ct.
Melville, NY 11747

North Atlantic Resources Ltd. (5)   6.66%
P.O. Box 1674
Kingstown
St. Vincent and the Grenadines

Coastal Consulting Ltd. (6)   5.0%
Trust House
112 Bonadie Street
Kingstown
St. Vincent and the Grenadines

Thomas G. Phillips   6.66% (7)
Business Address
P.O. Box 1674
Kingstown
St. Vincent and the Grenadines

Residential Address
Trust House
112 Bonadie Street
Kingstown
St. Vincent and the Grenadines

Stephen S. Bullock   5.0% (8)
Business Address
Trust House
112 Bonadie Street
Kingstown
St. Vincent and the Grenadines

Residential Address
Trust House
112 Bonadie Street
Kingstown
St. Vincent and the Grenadines

_____

(1)   This person/entity may be considered an affiliate of the Company.

(2)   In September 2009, the Securities and Exchange Commission filed a civil complaint
       against Michael Xirinachs, Emerald Asset Advisors, LLC and four other parties alleging
       that between February 2006 and June 2007 they engaged in an unregistered distribution
       of shares of Universal Express, Inc. The complaint alleges that Mr. Xirinachs entered
       into private agreements to obtain shares for Emerald Asset Advisors, Inc. and North
       Atlantic Resources Ltd. and arranged for the sale of the shares without filing a
       registration statement. Mr. Xirinachs and Emerald Asset Advisors, LLC are charged with
       violating the securities registration provisions of Sections 5(a) and 5(c) of the Securities
       Act of 1933, which prohibit interstate offers and sales of securities unless a registration
       statement is filed or in effect. The Commission seeks permanent injunctions against all
       defendants, disgorgement of ill-gotten gains, civil penalties and penny stock bars. Mr.
       Xirinachs has advised the Company that he and Emerald Asset Advisors, LLC intend to
       vigorously defend the action.

(3)   Represents each of such individual's pecuniary interest in shares owned by Stadium Entertainment Corp. LLC. Each of these individuals has a one-third (1/3) ownership interest in Stadium Entertainment Group, LLC.

(4)   Includes shares owned by each of Sandstone Investment Partners, LLC, Emerald Asset Advisors, LLC and Michael Xirinachs. Michael Xirinachs is the managing member of each of Sandstone Investment Partners, LLC and Emerald Asset Advisors, LLC

(5)   Thomas G. Phillips is the individual that has voting and dispositive power over the shares owned by North Atlantic Resources Ltd.

(6)   Stephen S. Bullock is the individual that has voting and dispositive power over the shares owned by Coastal Consulting Ltd.

(7)   Represents shares owned of record by North Atlantic Resources Ltd.

(8)   Represents shares owned of record by Coastal Consulting Ltd.

Counsel to the Company

Giordano, Halleran & Ciesla, P.C.
125 Half Mile Road, Suite 300, Red Bank, NJ 07701

There are no general partners, promoters or, otherwise than as set forth above, affiliates associated with the Company, and no underwriters associated with this offering.

ITEM 2. Application of Rule 262.

None of the above-referenced persons is subject to any of the disqualification provisions set forth in Rule 262 as promulgated by the Securities and Exchange Commission.

ITEM 3. Affiliate Sales.

Not applicable.

ITEM 4. Jurisdictions in Which Securities Are to be Offered.

The securities are being offered to residents of New York, California, Florida and Illinois by Gary Katz, a director and former officer of the Company, and Camille Barbone, the Company's President; however, no offers will be made in California or Illinois unless the Company files an amendment to this Offering Statement which includes audited financial statements. It is anticipated that potential investors having pre-existing business relationships with the officers and other affiliates of the Company, as well as potential investors referred by parties having pre-existing business relationships with those officers and other affiliates of the Company, will be solicited by telephone, e-mail, mail and personal meetings. The Company will not employ the services of underwriters, dealers or independent salesmen in connection with the offering. The Company has registered as a "dealer" in New York and filed a Form M-11 Issuer Statement as well as a State Notice – Further State Notice under Section 359(e) of the New York

General Business Law in connection with this offering. To the extent that the Company offers the securities in California or Illinois, it will be required to register the securities in those states. The Company sought interpretive guidance from the Florida Office of Financial Regulation as to whether it may offer the securities in Florida in reliance upon a private offering exemption, and on October 13, 2009, the Office of Financial Regulation advised that it would take no action against the Company if it relies upon a private offering exemption, provided that the Company does not offer the Common Stock to more than 35 investors in Florida, no general solicitation or advertising takes place in Florida and each purchaser of common stock is provided full and fair disclosure of all material information without any person being paid a commission or compensation for sales made in connection with the proposed offering.

ITEM 5. Unregistered Securities Issued or Sold Within One Year.

The Company issued an aggregate of 75,000,000 shares of Common Stock to Stadium Entertainment Group, LLC, formerly the sole shareholder of Stadium Entertainment Corp. in connection with a share exchange transaction effective January 1, 2009 pursuant to which the Company acquired all of the outstanding common stock of Stadium Entertainment Corp. The Company relied upon the exemption provided by Section 4(2) of the Securities Act of 1933 in connection with such transaction. No general solicitation was involved in this transaction and the shares were issued to the sole shareholder of Stadium Entertainment Corp., which was owned by three (3) individuals who qualify as "accredited investors" (as that term is defined in Rule 501 promulgated under the Securities Act of 1933, as amended).

In February 2009, the Company issued convertible notes in the aggregate principal amount of $200,000 to three lenders. No general solicitation was involved in this transaction and the notes were issued only to "accredited investors" (as that term is defined in Rule 504 promulgated under the Securities Act of 1933, as amended). The Company relied upon the exemption provided by Section 4(2) of the Securities Act of 1933, as amended, in making such issuance.

In August 2008, the Company issued 6,666,667 shares of Common Stock to four investors for an aggregate purchase price of $20,000. Of these shares, 2,222,222 shares were issued to North Atlantic Resources Ltd., 1,111,111 shares were issued to Coastal Consulting Ltd., 2,222,222 shares were issued to Emerald Asset Advisors, LLC and 1,111,112 were issued to Michael Xirinachs. No general solicitation was involved in this transaction and sales were made only to "accredited investors" (as that term is defined in Rule 501 promulgated under the Securities Act of 1933, as amended). The Company relied upon the exemption provided by Section 4(2) of the Securities Act of 1933, as amended, in connection with such transaction.

In August 2009, the Company issued (i) options to acquire 1,000,000 shares of Common Stock to Wayman Jones, an individual that provides consulting services to the Company in the areas of radio promotion and radio marketing, (ii) options to acquire 1,000,000 shares of Common Stock to John Betancourt, an individual that provides consulting services to the Company in the areas of sales, marketing and radio promotion, and (iii) options to acquire 1,000,000 shares of Common Stock to Michael Omansky, an individual who provides consulting services in the areas of internet and corporate marketing. Each of these individuals provides valuable professional services to the Company and advises the Company's in-house staff in his



area of expertise. The options, which have a term of ten years, have an exercise price of $.25 per share. Options with respect to 340,000 shares granted to each consultant vested immediately upon grant and options with respect to 330,000 shares granted to each consultant vest on each of the six month and one year anniversary date of the date of grant. The Company relied upon the exemption provided by Rule 701 promulgated under the Securities Act of 1933, as amended, in granting the options. None of the recipients of the options has provided services to the Company in connection with the offer or sale of securities in a capital raising transaction, and none of such individuals has directly or indirectly promoted or maintained a market for the Company's securities. The options were issued under a "Compensatory Benefit Plan" (as defined in Rule 701) delivered to each recipient of the options and the aggregate price of the securities issued in reliance upon Rule 701 (determined to be $750,000 in accordance with Rule 701(d)(3)(i) based upon the exercise price of the options) did not exceed $1,000,000, and the aggregate amount of the securities issued in reliance upon Rule 701 did not exceed 15% of the outstanding amount of the class of securities offered. The Company also believes that it may rely on the exemption provided by Section 4(2) of the Securities Act of 1933, as amended, in connection with the issuance of the options inasmuch as (i) the options were made to only three individuals considered sophisticated by management based upon its business dealings with such individuals and (ii) no general solicitation was involved in the transaction.

ITEM 6. Other Present or Proposed Offerings

The Company is not currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements.

Not applicable.

ITEM 8. Relationship with Issuer of Experts Named in the Offering Statement.

Not applicable.

ITEM 9. Use of a Solicitation of Interest Document.

No publications authorized by Rule 254 as promulgated by the Securities and Exchange Commission were used prior to the filing of this notification.

PART II. - OFFERING CIRCULAR

PRELIMINARY OFFERING CIRCULAR
STADIUM ENTERTAINMENT HOLDING CORP.
Offering of Common Stock

Minimum Offering - $2,000,000 (8,000,000 shares)
Maximum Offering - $3,000,000 (12,000,000 shares)
Offering Price - $.25 per Share

Stadium Entertainment Holding Corp., a Nevada corporation whose principal place of business is located at 888 Seventh Avenue, 35th Floor, New York, New York 10010 and telephone number is (212) 453-2500, is offering shares of its Common Stock, $.001 par value per share ("Common Stock") on a "best efforts-$2,000,000 minimum/$3,000,000 maximum" basis. No shares will be sold unless we sell shares having an aggregate minimum purchase price of $2,000,000. Funds received from subscribers will be held in a segregated account until the $2,000,000 minimum aggregate investment requirement is met; however, we will not use an escrow arrangement during this period. In the event that we do not receive a minimum of $2,000,000 of subscriptions by _____, 2009, or _____, 2009 if we extend the offering period, we will promptly return to subscribers the subscription amount without interest. Unless earlier terminated for failure to meet the $2,000,000 subscription requirement, the offering will terminate on _____, 2010. We may, in our discretion, permit subscribers to pay for shares through the exchange of up to $120,000 aggregate principal amount of outstanding promissory notes at a rate of $.25 per share; however, no such subscriptions will be taken into account in determining whether we have received the $2,000,000 aggregate investment requirement.

The purchase of Common Stock offered hereby will result in an investment in Stadium Entertainment Holding Corp., which involves certain significant risks. See "Risk Factors" on page 3 for certain information that should be considered before purchasing shares of Common Stock offered hereby.

	Price to Public	Underwriting Discount and Commissions(1)	Proceeds to Company(2)
Per Share of Common Stock	$.25	None	$.25
Total - Minimum Offering	$2,000,000	None	$1,930,000
Total - Maximum Offering	$3,000,000	None	$2,930,000 (3)

(1) The shares of common stock being offered hereby will be offered and sold by the officers and directors of Stadium Entertainment. No commissions or other compensation will be paid to the officers and directors of Stadium Entertainment in connection with the offering.

(2) After deduction of approximately $50,000 in estimated expenses to be incurred in connection with the offering, which includes approximately $65,000 for legal and accounting fees and related expenses and approximately $5,000 for printing, postage and related costs.

(3) The cash proceeds to the Company may be reduced by up to $220,000 in the event that the purchase price for any shares issued in the offering is paid for through the exchange of outstanding promissory notes.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE THE SECTION TITLED "RISK FACTORS" FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

FOR FLORIDA RESIDENTS ONLY:

THIS OFFERING IS LIMITED TO ACCREDITED INVESTORS AS DEFINED IN RULE 501(a) OF REGULATION D UNDER THE SECURITIES ACT OF 1933. UNDER RULE 501(a), TO BE AN ACCREDITED INVESTOR AN INDIVIDUAL MUST HAVE (a) A NET WORTH OR JOINT NET WORTH WITH THE INDIVIDUAL'S SPOUSE OF MORE THAN $1,000,000 OR (b) INCOME OF MORE THAN $200,000 IN EACH OF THE TWO MOST RECENT YEARS OR JOINT INCOME WITH THE INDIVIDUAL'S OF MORE THAN $300,000 IN EACH OF THOSE YEARS AND A REASONABLE EXPECTATION OF REACHING THE SAME INCOME LEVEL IN THE CURRENT YEAR. IN ADDITION, THIS OFFERING IS LIMITED TO PERSONS WHO HAVE SUCH KNOWLEDGE AND EXPERIENCE IN FINANCIAL AND BUSINESS MATTERS AS TO BE CAPABLE OF EVALUATING THE MERITS AND RISKS OF THE PROSPECTIVE INVESTMENT.

Sales to the public of shares of Common Stock will commence on or about _____, 2009.

The date of this Offering Circular is November __, 2009.

12

TABLE OF CONTENTS

OFFERING CIRCULAR SUMMARY

This summary highlights selected information contained elsewhere in this Offering Circular. To understand this offering fully, you should read the entire Offering Circular carefully, including the risk factors and financial information.

The Issuer...	Stadium Entertainment Holding Corp., a Nevada corporation
Securities Offered	Minimum Offering: shares of Common Stock with an aggregate minimum purchase price of $2,000,000 (8,000,000 shares).
	Maximum Offering: shares of Common Stock with an aggregate minimum purchase price of $3,000,000 (12,000,000 shares).
Purchase Price....................................	The offering price is $.25 per share.
Minimum Subscription........................	$10,000
Use of Proceeds	The proceeds from this offering will be used for repayment of indebtedness, product acquisition costs, marketing and promotion and working capital purposes. See "Use of Proceeds to Issuer."
Risk of Investment..............................	The purchase of shares of our common stock involves certain significant risks. See "Risk Factors."
Plan of Distribution and Initial Termination Date...............................	We plan to offer the shares through our officers and directors, to shareholders, persons and businesses in the State of New York, California, Illinois and Florida; however, we will not offer the shares in California or Illinois unless we file an amendment to this Offering Circular which includes audited financial statements. Each subscriber must purchase a number of shares having a minimum purchase price of $10,000. We may accept or reject all or part of any subscription, in our discretion. If we elect not to accept a subscription, all funds received by us from the subscriber will be returned to the subscriber, without interest. If shares having a minimum aggregate purchase price of $2,000,000 have not been subscribed for on or before _____, 2009 (the "Initial Termination Date"), we will promptly return to subscribers the subscription amount without interest; however, we may elect to

extend the Initial Termination Date until _____,
2009 and in such event, the return of subscription
amounts will not be made until promptly after the
extended Initial Termination Date. We may, in our
discretion, permit subscribers to pay for shares through
the exchange of up to $220,000 aggregate principal
amount of promissory notes at a rate of $.25 per share;
however, no such subscriptions will be taken into
account in determining whether we have received the
$2,000,000 aggregate investment requirement. Such
subscriptions will be taken into account for purposes of
determining whether the $3,000,000 maximum amount
of the offering has been achieved. See "Plan of
Distribution."

Offering Termination Date ....   If we receive subscriptions for at least $2,000,000 by
the Initial Termination Date, the offering will terminate
at 5:30 p.m. New York City time on [   ], 2010.
Subscribers purchasing shares of Common Stock will
be issued stock certificates representing the shares as
soon as practicable after acceptance of their
subscriptions by the Company. See "Plan of
Distribution."

RISK FACTORS

Investing in our Common Stock involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this Offering Circular before making an investment decision. If any of the possible adverse events described below actually occurs, our business, results of operations or financial condition would likely suffer. In such an event, you could lose all or part of your investment.

Risks Related to Our Business

We have a limited operating history and have operating losses and accumulated deficit, and we may not achieve or maintain profitability in the future.

We began our business operations in January 2008 and have a limited operating history. Since our inception we have not recognized any revenues and incurred a net loss of approximately $1,400,000 during the year ended December 31, 2008 and $898,786 during the nine months ended September 30, 2009. We have operated at a deficit since our inception, and we expect to continue to operate at a deficit until such time, if ever, that our operations generate sufficient revenues to cover our costs. The likelihood of our success must be considered in light of the difficulties and risks inherent in a new business. There can be no assurance that revenues will ever achieve profitable operations.

We may be unable to raise additional capital or generate the significant revenues necessary to fund our operations and finance new projects, in which case the funds from this offering may not be sufficient to enable us to sustain operations.

It will be necessary for us to raise additional capital to support our operations, and we will not be able to continue to operate if we are unable to raise additional capital. We will require additional capital to execute our agreements with artists (or their record companies) who agree to participate in and contribute to our compilation projects. We believe that the net proceeds from this offering, together with revenues from operations, will be sufficient to fund our operations for approximately 12 months if the minimum offering amount is raised and 24 months if the maximum offering amount is raised. However, we do not have an established operating history, we have generated only modest revenues to date and it is possible that we will not generate anticipated revenues and our business or operations may change in a manner that would consume available resources more rapidly than anticipated. Inasmuch as potential revenue streams are speculative, cash generated from operations may not be sufficient to fund future projects, and we may need additional funds sooner than planned to meet operational needs and capital requirements for product development and marketing. Additional funds may not be available when needed or on terms acceptable to us. If adequate funds are not available, we may have to cease operations or reduce substantially or eliminate expenditures for the development and production of certain of our proposed projects, which could have a material adverse effect on our business, operating results, financial condition and future growth prospects.

We are currently in default under a loan agreement with a significant shareholder as well as indebtedness owed to other parties, and a significant portion of the proceeds of this offering will be used to repay this debt.

Sandstone, LLC has loaned us an aggregate of $1,489,800 under a loan agreement which provides for interest at a rate of 10% per annum. Of this amount, $1,364,800 became due in February 2009. The loan is secured by all of our right, title and interest in our compilation audio album commemorating the Negro League Baseball Museum and any sequels thereto, including our rights in the master recordings included in the album, our agreement with the Negro Baseball League Museum, and all contracts, products and proceeds of the foregoing. Although Sandstone, LLC has extended the date by which accrued interest and $125,000 of principal must be paid until the earlier of our receipt of $2,500,000 of cash proceeds from this offering or June 30, 2010, Sandstone, LLC has not agreed to extend the maturity date of $1,364,800 of the principal amount of the loan and no assurance can be given that Sandstone, LLC will not elect to pursue remedies against us. A substantial portion of the proceeds of this offering will be used to repay this debt, which will reduce the amount of funds available to support our business operations. In addition, $350,000 of other borrowings are past due as of the date of this Offering Circular, and additional $50,000 of borrowings become due in December 2009. Holders of $220,000 principal amount of this indebtedness are being offered the opportunity to pay the subscription price of shares offered hereby through the exchange of such indebtedness. An additional $180,000 of indebtedness is represented by notes that are convertible into common stock at a price equal to the greater of 75% of the closing price per share of our common stock on the first day of reported trading or $.25 per share. If holders of our outstanding notes/indebtedness do not exchange or convert the notes for stock or agree to an extension of the notes, we may be required to utilize a portion of the proceeds of this offering to repay such indebtedness and defer the release of our projects or reduce marketing and promotional expenses. See "Use of Proceeds."

We face significant competition from major record companies and independent labels.

The music industry is dominated by the major record companies and their subsidiaries. These competitors are well-established in the market, have significantly greater financial and other resources and larger music catalogs than we do. They have been in existence for a substantially longer period of time and enjoy a certain name recognition that will only accrue to us over time, if at all. We also compete with other significant independent record labels, some of which have also been in existence for a longer period of time than us. In addition, we experience competition from music publishing companies and various media companies, both emerging and established, which are seeking to develop interactive and enhanced format music and entertainment products.

We face intense competition for discretionary consumer spending from numerous other record companies and other forms of entertainment offered by film companies, online information service providers, video companies and others. Many of our current and potential competitors in the music entertainment and online information services businesses have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition and larger existing customer bases than us. In addition, these competitors may be able to respond more quickly to new or emerging technologies and changes in customer

requirements and to devote greater resources to the development promotion and sale of their products than we can.

Our ability to compete successfully will largely depend on our ability to build upon and maintain our reputation for quality music entertainment products and to introduce music entertainment products which are accepted by consumers. There can be no assurance that we will be able to compete successfully, if at all, with competitors in the field.

We are subject to the risks that are inherent to the music and entertainment industry.

The prerecorded music industry, like other creative industries, involves a substantial degree of risk. Each recording is an individual artistic work, and its commercial success is primarily determined by consumer taste, which is unpredictable and constantly changing. Accordingly, there can be no assurance as to the financial success of any particular release, the timing of such success or the popularity of any particular artist. There can be no assurance that any of the prerecorded music products we release will produce sales revenue for us, or if they do, that such revenue will be sufficient to recoup any costs we incurred.

Furthermore, the timing of new releases can cause significant fluctuations in quarterly operating results. Our results of operations from period to period may be materially affected by the timing of new record releases and, if such releases are delayed beyond the peak holiday season, our operating results could be materially adversely affected. Additionally, due to the success of particular artists, artists touring schedules and the timing of music television specials, it is possible that we could also experience material fluctuations in revenue from year to year. There can be no assurance that we will be able to generate sufficient revenues from successful releases to cover the costs of unsuccessful releases.

We have no manufacturing or distribution capabilities.

We have no distribution facility for our record label and, accordingly, we are dependent upon maintaining our existing relationships with our distributors and/or establishing and maintaining new distribution relationships with comparable distributors. We currently have an agreement with EMI Global Music Services for the manufacture, distribution, licensing and warehousing of our products. There can be no assurance that we can maintain our relationship with our current distributor beyond the term of our existing agreement, which will expire in March 2012. The termination of this relationship would, absent establishing a substitute relationship with one or more of the few other major distributors in the industry, have a material adverse effect on our business.

We may not be successful in expanding and growing our business, or we may not be capable of successfully managing our growth.

Rapid growth of our business may significantly strain our management, personnel and other resources. There can be no assurance that we will achieve rapid growth or successfully manage our growth. The growth of our business would result in an increase in the level of responsibility for existing management personnel and the need to hire additional qualified management personnel. Failure to manage growth and expansion would have a material adverse effect on our business.

We depend on our key personnel, the loss of any of whom would impair our business.

Our business is substantially dependent on our management personnel, including David Berman, Gary Katz and Camille Barbone, to discover new artistic talent, to develop and maintain business relationships within the industry and with artists and to develop artists' music and recordings, among other things. We are not currently a party to employment agreements with these individuals although we expect to enter employment agreements with Mr. Berman and Ms. Barbone during 2009. We do not carry key person life insurance on any of our employees. The loss of the services of any member of our management team would have a material adverse effect on our business and our professional reputation in the industry. There is intense competition for such personnel in the areas of our activities, and we may be unable to adequately replace the services provided by any member of our management team.

Piracy of our products, particularly over the Internet, could significantly reduce our revenues from sales.

Infringement of our copyrights, in the form of unauthorized reproduction of our musical entertainment products, including artists' recordings, may occur. If we achieve significant commercial success with one or more of our musical entertainment products or recordings, such products or recordings could be a target of "pirating," or copying and sale in violation of our copyrights in such products or recordings. Although we expect to make online sales of our products via our website, we anticipate that our products will be pirated and distributed for free over the Internet. It is impossible to estimate the potential loss in sales that could result from illegal copying and sales of our products or recordings. We intend to enforce all copyrights owned by or licensed to us which are material to our business against unlawful infringement. There can be no assurance, however, that we will be successful in protecting our copyrights.

Our business could be impaired if we become subject to burdensome regulations and/or legal uncertainties concerning management of music industry artists.

There are currently no specific government regulations regarding the dissemination of recorded music, with the exception of certain efforts by the Recording Industry Association of America (RIAA) to restrict unlawful peer-to-peer distribution of digitized music. However, the passing of new government regulations, laws or licensing requirements applicable to the distribution of recorded music products could have a material adverse effect on our business.

We may be unable to enter into agreements with established music artists to participate in our projects.

Part of our business strategy is to seek top-selling, established artists to contribute to and participate in our recorded music projects and rely on the superior name recognition of such artists among consumers to make our products profitable. There can be no assurance that we will be able to enter into agreements with such artists for any particular project, and our inability to secure the participation of such artists would have a material adverse effect on our business.

Risks Related to the Offering

The Securities and Exchange Commission may suspend this offering as a result of improper acts allegedly taken by holders of a majority of our outstanding shares in connection with a distribution of stock of another company.

In September 2009, the Securities and Exchange Commission filed a civil complaint against Michael Xirinachs, Emerald Asset Advisors, LLC and four other parties alleging that between February 2006 and June 2007 they engaged in an unregistered distribution of shares of Universal Express, Inc. Mr. Xirinachs and Emerald Asset Advisors, LLC beneficially own 50.8% of our outstanding Common Stock. Mr. Xirinachs is the managing member of Emerald Asset Advisors, LLC. The complaint alleges that Mr. Xirinachs entered into private agreements to obtain shares for Emerald Asset Advisors, Inc. and North Atlantic Resources Ltd. (which beneficially owns 6.60% of our Common Stock) and arranged for the sale of the shares without filing a registration statement. Mr. Xirinachs and Emerald Asset Advisors, LLC are charged with violating the securities registration provisions of Sections 5(a) and 5(c) of the Securities Act of 1933, which prohibit interstate offers and sales of securities unless a registration statement is filed or in effect. The Commission seeks permanent injunctions against all defendants, disgorgement of ill-gotten gains, civil penalties and penny stock bars. Mr. Xirinachs has advised the Company that he and Emerald Asset Advisors, LLC intend to vigorously defend the action. As a result of the action pending against Mr. Xirinachs and Emerald Asset Advisors, the Securities and Exchange Commission may take action under Rule 258 promulgated under the Securities Act of 1933, as amended, to suspend this offering. As a result, no assurance can be given that this offering will be completed.

The offering price for the securities offered has been arbitrarily determined.

The offering price paid for the shares of Common Stock offered in this offering was determined by our board of directors and does not necessarily bear any relationship to the Company's asset value, net worth or other established criteria of value, and should not be considered indicative of the actual value of our company.

Purchasers of shares in this offering will suffer immediate dilution in the net tangible book value of shares purchased.

At September 30, 2009, the net tangible book value per share of our Common Stock was a negative amount - $(0.02). Net tangible book value at such date represents our tangible assets less our liabilities divided by the number of shares of Common Stock outstanding at that date. After this offering, there will be an immediate increase in the net tangible book value of shares held by existing shareholders and immediate substantial dilution in net tangible book value of shares acquired by purchasers in this offering from the initial offering price of $.25 per share. See "Dilution."

Additional financing and issuance of stock may result in dilution of investors' interests in the Company.

Our certificate of incorporation authorizes the issuance of up to 500,000,000 shares of Common Stock. Our board of directors has the authority to issue additional shares of our capital stock to provide additional financing in the future. The holders of shares of Common Stock have



no preemptive rights, which means that their proportionate ownership interest and voting power in our company may diminish if we issue additional shares of stock in future rounds of financing.

There can be no assurance that our Common Stock will significantly appreciate in value or that investors will be able to find purchasers for their shares of our Common Stock purchased in this offering.

Currently there is no public market for our Common Stock, and only a small number of investors currently hold shares of our Common Stock. The limited market for our Common Stock could make the share price more volatile. We cannot guarantee that an active public market will develop or be sustained. Therefore, investors may not be able to find purchasers for their shares of our Common Stock purchased in this offering. Should there develop a significant market for our Common Stock, the market price for those shares may be significantly affected by such factors as our financial results and introduction of new products and services. While we intend to apply to FINRA to have our stock publicly traded on the Over-the-Counter Electronic Bulletin Board at some point in the future, there can be no assurance that such regulatory approval will ever be received. If our Common Stock becomes publicly traded, there can be no assurance that it will ever be traded on an established national securities exchange or that our business strategy will be well received by the investment community.

Dividends on capital stock may not be declared.

We have paid no dividends on our capital stock since our inception and presently intend to retain earnings, if any, for operation and expansion of our business. Accordingly, we do not intend to pay dividends in the foreseeable future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under the sections in this offering circular captioned "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Business" and elsewhere in this offering circular constitute forward-looking statements. Those statements could be affected by known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, those listed under "Risk Factors" and elsewhere in this offering circular.

In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, nether we, nor any other person assumes responsibility for the accuracy and completeness of such statements.

DILUTION

As of September 30, 2009, the net tangible book value per share of our Common Stock was approximately $(.02). After giving effect to the sale of the minimum number of shares of Common Stock offered hereby at the offering price of $.25 per share, and after deducting estimated offering expenses of $50,000, the pro forma net tangible book value per share of Common Stock at such date would have been $(.00). This represents an immediate increase in net tangible book value of $.02 per share to existing shareholders and an immediate dilution of $.25 per share to the subscribers to this offering.

After giving effect to the sale of the maximum number of shares of Common Stock offered hereby at an offering price of $.25 per share, and after deducting estimated offering expenses of $50,000, the pro forma net tangible book value per share of Common Stock at such date would have been $.01. This represents an immediate increase in pro forma net tangible book value of $.03 per share to existing shareholders and an immediate dilution of $0.24 per share to the subscribers to this offering.

The following tables illustrate this per share dilution, assuming (i) 8,000,000 shares are sold in the offering and (ii) 12,000,000 shares are sold in the offering:

	8,000,000 shares sold	12,000,000 shares sold
Offering price per share	$.25	$.25
Net tangible book value per share before offering (1)	$(.02)	$(.02)
Increase per share attributable to the payment by New Investors	$.02	$.03
Pro forma net tangible book value per share after offering	$.00	$.01
Dilution of book value per share to New Investors (2)	$.25	$.24

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(1)   Net tangible book value per share represents our tangible assets less our liabilities, divided by the number of shares of stock outstanding after giving effect to the sale of 8,000,000 and 12,000,000 shares of our Common Stock at the offering price of $.25 per share.

(2)   Dilution was determined by subtracting pro forma net tangible book value per share after completion of the offering from the initial offering price per share of Common Stock.

USE OF PROCEEDS TO ISSUER

We will use our best efforts to raise a minimum of $2,000,000 and a maximum of $3,000,000 in this offering. For illustrative purposes only, the table below summarizes how we will utilize the proceeds of this offering in the event that 8,000,000, 10,000,000 and 12,000,000 shares are sold. The actual amount of proceeds realized may differ from the amounts summarized below and the cash proceeds of the offering will be reduced to the extent that the subscription price of shares is paid through the conversion of up to $120,000 aggregate principal amount of outstanding promissory notes at a conversion price of $.25 per share. No such conversions will be taken into account in determining whether we have received the $2,000,000 aggregate investment requirement, but the conversions will be taken into account for purposes of determining whether the $3,000,000 maximum amount of the offering has been achieved.\

Purpose (1)	8,000,000 Share Offering Amount ($2,000,000)	Percent	10,000,000 Share Offering Amount ($2,500,000)	Percent	12,000,000 Share Offering Amount ($3,000,000)	Percent
Product Acquisition Costs (2)	$ 140,000	7.0%	$ 140,000	5.6%	$ 280,000	9.3%
Marketing and Promotion	$ 140,000	7.0%	$ 140,000	5.6%	$ 240,000	8.0%
Repayment of Indebtedness (3)	$ 1,365,000	68.2%	$1,705,000	68.2%	$1,705,000	56.8%
Investor Relations	---	---	---	---	$ 50,000	1.7%
Research and Development (4)	---	---	---	---	$100,000	3.3%
Working Capital (5)	$ 285,000	14.3%	$ 445,000	17.8%	$ 555,000	18.6%
Offering Expenses	$ 70,000	3.5%	$ 70,000	2.8%	$ 70,000	2.3%
TOTAL	$ 2,000,000	100.0%	$2,500,000	100.0%	$3,000,000	100.0%

(1)   The amounts set forth above are estimates by management for the allocations of the net proceeds of this offering based upon the current state of our business operations, our plans and current economic and industry conditions. It is possible that the application of funds may vary depending on numerous factors including, but not limited to, changes in the economic climate or unanticipated complications, delay and expense. As a result, we reserve the right to change the use of proceeds as follows:

• if the holders of $400,000 principal amount of notes (which bear interest at a rate of 10% per annum and which became or become due on various dates between September 30, 2009 and December 12, 2009) elect to exercise remedies with respect to amounts that are past due (i.e. $350,000 principal amount as of the date of this Offering Circular) or become past due (i.e. an additional $50,000 principal amount), we would increase the amount of proceeds used to repay indebtedness by the amount of indebtedness we are required to repay (i.e., up to $400,000 plus accrued interest if all holders of the notes demand payment) and decrease the amounts allocated to other items in an aggregate like amount in the following order of priority: research and development, investor relations, working capital and marketing and promotion;

• if the cost of product acquisition, which is subject to negotiation with third parties increases over anticipated amounts as a result of negotiations, we would decrease the amounts allocated to other items by the amount of the increase in the following order of priority: research and development, investor relations, working capital and marketing and promotion;

• if the holders of $220,000 aggregate principal amount of promissory notes acquire shares in this offering through the exchange of such notes for common stock at a rate of $.25 per share, it will reduce the cash proceeds of this offering by the principal amount of the notes exchanged (i.e., by up to $220,000). Inasmuch as subscriptions paid through the exchange of notes will not be taken into account in

determining whether we have received the minimum $2,000,000 in subscriptions, the issuance of shares in exchange for notes will have no impact on the cash proceeds of this offering unless we receive in excess of $2,000,000 of cash subscriptions. The following table sets forth our expected allocation of the cash proceeds of the offering assuming that holders of $220,000 aggregate principal amount of notes pay the subscription price of their shares through the exchange of all of such notes:

Purpose (1)	10,000,000 Share Offering Amount ($2,280,000 cash proceeds)	Percent	12,000,000 Share Offering Amount ($2,780,000 cash proceeds)	Percent
Product Acquisition Costs (2)	$ 140,000	6.1%	$ 280,000	10.1%
Marketing and Promotion	$ 140,000	6.1%	$ 240,000	8.6%
Repayment of Indebtedness (3)	$ 1,705,000	74.8%	$ 1,705,000	61.3%
Investor Relations	---	---	$ ---	---
Research and Development (4)	---	---	$---	---
Working Capital (5)	$ 225,000	9.9%	$ 485,000	17.5%
Offering Expenses	$ 70,000	3.1%	$ 70,000	2.5%
TOTAL	$ 2,380,000	100.0%	$ 2,880,000	100.0%

- if offering expenses exceed the amount projected, we would decrease the amounts allocated to other items in the following order of priority: research and development, investor relations, working capital and marketing and promotion.

- if the initial results of our research and development activities do not appear promising, we may cease such activities and reallocate the $100,000 designated for research and development activities if we raise at least $3,000,000 in this offernig to working capital

We will not change the use of proceeds other than as described above.

(2)   Represents amounts to be paid to obtain musical tracks for our Country compilation project and, if the maximum offering amount is raised, our "True to the Game – Volume II" project. Product acquisition costs include studio rental fees, musician salaries, equipment rental fees, licensing fees payable to record companies or the master owner, producer fees, engineer salaries and mixing costs.

(3)   Represents proposed payments under a loan made by a related party, including $1,364,800 represented by a note which became due in February 2009 and which bears interest at a rate of 10% per annum. The loan is secured by all of our right, title and interest in our "True to the Game" compilation. The holder of the note has agreed to extend the date by which accrued interest and an additional $125,000 advance under the loan agreement must be paid until the earlier of our receipt of cash proceeds of $2,500,000 or more from this offering or June 30, 2010.

(4)   Research and development represents expenditures to develop unique and alternative methods for delivering music to consumers, including marketing and sales opportunities and legal and security issues related to a USB bracelet designed by a third party which can store and play full length musical albums and other media.

(5)   Consists primarily of salaries, legal and accounting fees and expenses and costs incurred in connection with the physical distribution of compact discs, including packing and shipping. To the extent that financial resources allow, we plan to hire additional staff and establish incentive compensation and bonus plans for our executive officers and other key employees who contribute to the growth and success of our business. No bonus or incentive plans have yet been developed and neither the amount nor any recipients of the potential awards have been determined. If we raise $2,000,000 in this offering, we expect to use approximately $200,000 of the amount allocated for working capital purposes for salaries and bonuses, including the payment of approximately $33,000 of earned but unpaid salary and all or part of the $100,000 per annum salary payable to our President, Camille Barbone during the 12 month period following this offering, and the remainder for professional fees (estimated at $50,000) and distribution costs (estimated at $55,000). If we raise $2,500,000 in this offering, we plan to use approximately $275,000 for salaries and bonuses, including the payment of approximately $33,000 of earned but unpaid salary and all or part of the $100,000 per annum salary payable to our President, Camille Barbone during the 12 month period following this offering, and the remainder for professional fees (estimated at $75,000) and distribution costs (estimated at $115,000). If we raise $3,000,000 in this offering, we plan to use approximately $325,000 of the amount designated for working capital purposes for salaries and bonuses, including the payment of approximately $33,000 of earned but unpaid salary and all or part of the $100,000 per annum salary payable to Camille Barbone during the 12 month period following this offering, and the remainder for professional fees (estimated at $100,000) and distribution costs (estimated at $150,000). We do not intend to use the proceeds of this offering to pay Camille Barbone's salary for any period after the expiration of the 12 month period following this offering. In each case, the amount used for salaries and bonuses may include salary and bonuses which may be paid to officers that we may hire in the future, if any. The amount of such salaries and bonuses will depend upon the terms of the arrangements negotiated with such potential officers, our operating results, the qualifications and individual performance of such officers and market conditions existing at the time we hire any such officers, if any. As a result, the amount of such salary and bonus payments, if any, cannot be determined at this time; however, we do not expect that the amount of proceeds used to compensate officers that we may hire in the future would exceed $75,000. In addition, bonus compensation payable out of the proceeds of this offering may include bonus payments to David Berman, our Chief Executive officer. No understandings, arrangements or agreements exist with respect to any bonus compensation that maybe paid to Mr. Berman and, as a result, the amount of such bonus compensation, if any cannot be determined at this time. Until these proceeds are utilized, they will be temporarily invested in short-term, highly liquid investments with appropriate safety of principal. Any income derived from these short term investments will be used for working capital.

DESCRIPTION OF BUSINESS

Corporate History

Stadium Entertainment Holding Corp. was incorporated in the State of Nevada on February 23, 2005 under the name FRS Group Inc. On January 1, 2009, we entered into a Share Exchange Agreement with the stockholders of Stadium Entertainment Corp. ("Stadium Entertainment") pursuant to which the stockholders of Stadium Entertainment exchanged all of the outstanding shares of Stadium Entertainment for an aggregate 75,000,000 shares of our Common Stock. As a result of the Share Exchange, Stadium Entertainment became our wholly owned subsidiary.

Stadium Entertainment is a development stage company founded in December 2007 to produce and distribute prerecorded music products of established recording artists to support philanthropic grass-roots organizations. It commenced doing business in January 2008. Since the completion of the Share Exchange, the operations of Stadium Entertainment have become our sole line of business. Unless otherwise indicated or the context otherwise requires, all references to "we," "us," "our company" and similar terms mean Stadium Entertainment Holding Corp. and Stadium Entertainment Corp. on a consolidated basis after the Share Exchange.

Business Overview

We are an independent record company that produces, markets and distributes prerecorded music products of established recording artists to raise funds for worthy charitable and philanthropic organizations through exclusive licensing agreements and to generate profits for our company. Each of our recorded music projects will be produced with the collaboration and contributions of socially-conscious artists with a desire to give back to their communities. In addition, we plan to organize special musical events featuring performances by well-known and top-selling artists.

Three of our founders – Camille Barbone, Gary Katz and Jerome Mas – have extensive experience in the recorded music industry. We will rely on the experience and relationships our founders and members of our team have in the industry to sign artists to contribute to our projects and to promote and market our products. We plan to contract and license only well-known, established artists for our music projects to reduce the risks associated with start-up record companies that seek to discover and develop new and emerging talent.

Each record project will consist of a compact disc series of three or four volumes. We intend to release one volume on an annual basis. We expect that each series will culminate with the release of a "Best Of" record that will include popular tracks from each of the previous volumes of the series.

We intend to release our records for sale in both compact disc and digital formats, including ringtones for mobile telephones. We expect to develop new income streams following the release of a record through licensing, distribution, merchandising and concert promotion.

Our first compilation CD project is "True to the Game," a three CD project being developed to raise funds for the Negro Leagues Baseball Museum which features new music by

Yung Joc, Talib Kweli and Raiyn, Big Boi and Sam Chris, G.L.C. and Kanye West, Brandon Hines, Ludacris and Jarvis, Tay Dizm and T. Pain, among others. We have entered into an agreement with EMI Global Music Services ("EMI") to distribute the "True to the Game" music.

The first volume of "True to the Game" was released in March 2009 and contains 14 tracks. As of September 30, 2009, approximately 11,000 copies (net of returns) of "True to the Game – Volume I" have been sold by the Company and approximately 82,000 songs from this compilation have been sold via internet downloads and streaming. We plan to re-release "True to the Game – Volume I" in March 2010 to further the momentum created by the initial 2009 release, increase opportunities with Major League Baseball and achieve greater penetration of the retail market than was possible with the original release due to the economic climate. Assuming that we are successful in raising at least $2,000,000 for this offering, we plan to release "True to the Game – Volume II" in April 2011. The total cost of the initial release of "True to the Game – Volume I" (exclusive of $546,000 of advertising and promotion costs) was $494,000, of which $441,000 represents recoupable advances to artists. Based on our discussions with prospective participants in the project (which we have discontinued as a result of a decision to defer the release of the project until April 2011), we estimate that the total cost of releasing "True to the Game – Volume II" (exclusive of $100,000 of estimated advertising and promotion costs) will be approximately $160,000, including approximately $140,000 of recoupable advances to artists. We expect to include four "platinum" artists (i.e., artists who have sold over 1 million copies of an album), four "gold" artists (i.e., artists who have sold over $1,000,000 of an album) and four new artists on "True to the Game – Volume II." See "True to the Game Project" below.

We expect our second project to be a Country compilation. We have entered into an agreement to produce Country music CDs with the Fisher House Foundation, a non-profit organization that supports America's military personnel by meeting humanitarian needs beyond those normally provided by the United States Department of Defense and Veteran's Affairs. Our development of this project will depend on our ability to raise at least $2,000,000 in this offering, and we do not expect to make any release of the Country compilation before March 2010. We expect that the cost of releasing the first volume of the Country compilation project will be comparable to the cost of releasing "True to the Game – Volume II." See "Country Compilation Project" below. We expect to include four "platinum" artists, four "gold" artists and four new artists on our Country compilation project.

Our expected costs of producing "True to the Game – Volume II" and our Country compilation project are expected to be significantly lower than the costs we incurred in connection with producing "True to the Game – Volume I" because

- as a result of the release of "True to the Game – Volume I," we have a proven track record of bringing a compilation product to market and believe we are able to negotiate more favorable terms with prospective participants;

- the current economic climate and conditions in the music industry have improved our ability to negotiate more favorable terms with record companies which are now looking for additional avenues to promote the music of their artists. Our compilation projects present such an avenue to other record companies; and

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- we plan to reduce the number of well known "platinum" artists on our compilation projects to four platinum artists per CD and will offer "buy-in" opportunities to record companies which will give the record companies the right to include new artists on our compilation projects, if they share in some of the production costs, which will reduce our music acquisition costs and our net cost of production.

We do not believe that the inclusion of lesser known artists will reduce potential sales of our compilation projects to any significant extent or increase the level of marketing that we must do to promote the projects inasmuch as we believe that (i) the inclusion of several well-known artists on each project will present an attractive product to music consumers and enhance the prospects of obtaining radio airplay of our projects and (ii) the inclusion of lesser known artists (including, in certain cases, "gold" artists) will increase the level of promotional activities, such as live events, undertaken by the record companies affiliated with these artists to enhance the public profile of the artists and the recognition of their music. Moreover, we believe that radio airplay is a strong driver of sales and it is customary in the record industry to promote an album through the release of not more than four singles from the album for radio air play. Our management believes that utilizing marquee names enhances the prospect of radio play and, in turn, greater sales. As a result, we plan to promote our projects primarily through the release of up to four songs performed by well-known platinum artists.

We expect to fund the acquisition of music for the first volume of our Country compilation and the marketing and promotional expenses for the project from the proceeds of this offering. In addition, to the extent that we receive sufficient proceeds from this offering, we may also fund the acquisition of music and marketing and promotional expenses for "True to the Game – Volume II" or another project from the proceeds of this offering, and accelerate our release of the project. The remaining costs of releasing the projects will be funded from cash generated by operations and expected advances from EMI. In addition, we are seeking to develop corporate alliances to generate sponsorships, value-added programs and special events to reduce the net cost of releasing our compilations. If the proceeds of this offering, cash generated by operations and the advances from EMI are not sufficient to cover of releasing the projects, we may be required to defer the release of one or both of the projects and/or reduce marketing and promotional expenses.

While the creation and sale of pre-recorded, philanthropic music products will initially be our primary focus and will likely represent at least 60-75% of our revenues for the next 24 months, we also plan to engage in:

- the production of live events and concerts;

- the development and production of broadcast packages for television and the Internet;

- the development of artist careers;

- the distribution of music for other independent record and entertainment companies; and

- the development of alternative ways to deliver musical properties to consumers.

In providing production services for live events, we plan to act as the promoter of the event by securing the services of the artists and arranging for on-site security, insurance, corporate sponsors, vendors and advertising. We will seek the right to record the event with a view toward utilizing the recording as a source of income.

As of the date of this Offering Circular, our only source of revenues is from the sale of our "True to the Game – Volume I" CD and internet downloads of the songs contained in the compilation CD. We have no binding agreements with respect to any other revenue generating activities, other than our agreement with the Fisher Foundation with respect to our Country music compilations, and we can give no assurance that we will be able to enter into any agreements related to or generate any revenues from the activities described above.

Corporate Goals and Strategy

Our primary objective is to utilize our access to and relationships with top selling music and entertainment personalities to raise funds for worthy charities and to generate profits for our company through these projects. Because of the types of charities that we plan to choose, we believe that we will be able to contract the services of each participating artist at a fraction of their normal cost, fees and royalty structure and obtain rights to new music that has not been previously released by the artists prior to our use. We believe that contracting top selling recording artists to participate in our projects will enable us to minimize the risks inherent in start-up entertainment companies. By including high selling, well known talent in our compilation projects, we expect to capitalize on the success of our pre-recorded music and develop new income streams through licensing, distribution, merchandising and concert promotion while maintaining an ongoing involvement in select charitable organizations. In addition, the use of well known artists in our projects will enable us to offer "buy-in" opportunities to record companies which will grant the record companies the right to include works from new artists in our projects if they agree to share in some of our production costs. These cost-sharing arrangements will reduce our net costs of producing our compilations, and we do not believe that the inclusion of lesser known artists on a compilation featuring several well known artists will have any material adverse impact on sales of the project. Further, we believe that we will benefit from promotional activities undertaken by record companies affiliated with these lesser known artists, such as live events, to enhance the public profile of the artists and recognition of their music.

We believe that the philanthropic component of our business model differentiates us from our competitors, and we do not intend to produce pre-recorded music products other than in connection with a collaboration with a charity. We may, however, distribute products for other labels that do not have a charitable connection as discussed below under "Associated Label Division".

Marketing and Promotion

We plan to utilize traditional marketing and promotional techniques and emerging technologies to fully exploit our musical entertainment products. We have entered into an agreement with EMI Global Music Services for the release and distribution of our music products which permits us to participate in retail advertising, store circulars, print ads, special sales and discount programs and cooperative advertising programs. All of these approaches are currently being utilized for the "True to the Game – Volume I" release, and we are conducting retail promotion efforts for the project through EMI's sales team as a liaison to various retail outlets.

Recently, we established an in-house sales team which operates on a commission only basis and seeks to sell directly to non-traditional musical retailers, including convenience stores. For the "True to the Game" project, this sales team is also marketing directly to professional baseball teams and organizations that service professional baseball teams, such as food concessionaires and souvenir/apparel vendors.

Our Internet website, http://www.stadiumentertainment.net, is an important distribution channel through which we make our products available to consumers. Sample recorded tracks and singles from albums can be listened to for no charge, and complete albums and other music products will be available for purchase via a link to a retailer. Currently, consumers can listen to tracks from "True to the Game – Volume I" by visiting our website. Recent trends in the music industry have included a decline in the traditional purchase of albums in physical, compact-disc form in favor of the purchase of individual recorded tracks via download over the Internet. In recognition of this trend, our website will link to retailer websites which provide consumers with the option of purchasing complete albums in compact-disc form, downloading albums, single songs and bundles of songs for a charge. Currently, the website contains links to Amazon.com and iTunes so that consumers can purchase the "True to the Game – Volume I" compilation and individual tracks. At this juncture, we do not plan to sell music directly through our website, although we have retained the right to do so. Our website also serves as a medium through which we promote our products and provide consumers with information about our artists, our on-going projects and development efforts, and our plans for future projects.

We also maintain a webpage on MySpace.com at myspace.com/truetothegamemusic, where we post materials related to our artists and our current and future projects and which contains an interactive forum through which we directly communicate with website visitors. We also upload certain media to our MySpace page, including sample recorded music tracks and music videos by our artists to generate consumer interest in our products.

Historically, the most effective means of promotion was by radio air play. Initially, we used traditional radio promotion efforts to promote and gain radio airplay for songs on "True to the Game – Volume I"; however, based on our experience to date and recent industry trends, we have determined that the traditional approach of engaging independent radio promoters to gain airplay to boost sales does not provide an adequate return on investment. As a result, we have shifted our radio promotional strategy to a strategy which involves the purchase of advertising time in key markets which is scheduled strategically with outside events, on air interviews with participating artists, and radio station contests and giveaways. For example, we can generally purchase 120 thirty second radio spots for approximately $2,500 which we use to promote the "True to the Game – Volume " music. These radio spots are scheduled around an outside event,

such as a baseball game, and we provide copies of the CD to the radio station which the radio station uses in connection with promotional events, such as contests and giveaways.

Our revised radio promotion strategy is coordinated by Gravity Entertainment, a firm headed by Wayman Jones, veteran radio promotion professional who has headed radio music campaigns for leading artists in the urban music world. We pay Gravity Entertainment $4,000 per month for its services under an informal month to month arrangement.

Music videos have become an important means of promoting artists and records. Once a single reaches a level of airplay and critical acclaim that assures a long run on charts and playlists, we plan to produce and release a promotional video to support and expand on airplay and exposure, and expect that the videos will be played in clubs and venues, on conventional cable and satellite TV and on the Internet; however, we do not intend to sell the videos. As of September 30, 2009, we have released two promotional videos. Our first video features Kanye West and G.L.C. performing "The Big Screen," and the second video features Tay Dizm, T-Pain and Rick Ross performing "Beem Me Up."

As a result of the establishment of our in-house, commission based sales force, the consolidation of our outside marketing team and technologies that enable us to perform a greater level of marketing activities through our own personnel, we have reduced our marketing costs and expect to continue substantially all of the marketing programs discussed above regardless of the amount we raise in this offering. We believe that we will be able to continue our marketing programs at a reduced cost because:

- many of the marketing functions previously outsourced are now handled by our in-house staff;

- we have consolidated the number of outside marketing consultants used in marketing and promotion and are generally using a single consultant who is capable of handling multiple marketing disciplines; and

- after reviewing the results of our initial radio promotion strategy, as well as changes in the music industry, we have revised our approach to radio promotion and abandoned the traditional method of utilizing a team of independent territory-based promoters to promote our music.

The level of marketing activity could be decreased, however, if proceeds from the offering and revenues from operations are not sufficient to support marketing and promotional efforts at current levels. In such a case, we would expect to reduce radio promotion activities. When financial resources are available, we intend to seek television advertising for our products on television channels that we determine are most likely to reach our target consumer bases; however, we do not expect to procure television advertising until we sell at least 50,000 units of the "True to the Game – Volume I" CD or use the proceeds of this offering to fund television advertising. As a result, it is possible that we may never utilize television advertising. Although we will seek exposure through advertising on "music-television" channels such as MTV, VH-1 and the like, we do not anticipate producing music videos for music tracks on our products for television air play other than in connection with our promotional efforts described above.

*Manufacturing and Distribution*United States Distribution Agreement with EMI. We have entered into an agreement with EMI Global Musical Services for the release and distribution of our music products in the United States, which allows us to secure window displays at retail locations, end cap promotions, retail advertising, print ads, product placement and point of purchase material display. We are conducting retail promotion efforts through EMI's sales team as a liaison to various retail outlets. Online services such as iTunes, Yahoo! Music and Amazon Music are serviced via our arrangement with EMI. EMI handles the manufacturing of our music physical products and our inventory is warehoused at EMI's facilities.

Pursuant to our agreement with EMI, we have appointed EMI as our exclusive distributor of musical products in the United States; however, we retain the right to license recordings to third parties for use in soundtracks and compilation albums and to sell products through our website and, in certain cases, the websites of the artists. We have agreed to pay EMI a distribution fee of between 14% and 17% of the net sales of the products distributed, depending on the format of the product sold. We believe that these fees are comparable to those charged by EMI to other record companies for similar services as well as those charged in the music industry in general.

EMI has agreed to coordinate the manufacturing of our products at the then current price that it charges third party labels, which is currently approximately $1.00 per compact disc. We believe that this price is comparable to the amount charged by other music distributors for this service.

We are responsible for all costs and expenses incurred in connection with advertising, promoting and marketing our music products. We designate the applicable wholesale price to be charged by EMI from the price list categories maintained by EMI, subject to EMI's right to discount same under certain circumstances.

EMI has agreed to pay us certain recoupable advances, including a $50,000 advance which it provided to us after we delivered to EMI the manufacturing and production components necessary to manufacture and distribute our "True to the Game-Volume I" product (which we subsequently repaid). An additional $50,000 recoupable advance was to be paid if certain sales targets were achieved. These sales targets were not met and thus no further advances were received. EMI is entitled to charge us specified amounts for returns and slow-moving products.

We believe that our distribution arrangement with EMI Music Group will enable us to offer distribution services for other independent record labels and entertainment companies, as described under "Associated Label Division" below.

International License Agreement with EMI. We have granted to EMI an option to acquire an exclusive license to exploit each of our albums in all territories in the world outside of the United States. EMI generally will be required to pay us a royalty between 10% and 20% of sales with respect to each album that it elects to exploit. If EMI elects not to exercise its option in respect of the first album of a series, it forfeits its rights as to all albums within the series. EMI paid us an advance of thirty thousand pounds stirling (£30,000) in July 2009 in connection with the international release of "True to the Game – Volume I" and has agreed to pay an advance of £25,000 with respect to the international release of each additional initial album of a series.

Advances with respect to each subsequent album of a series will be based on a percentage of our total royalties attributable to our most recently released album during the 12 months following its initial release, subject to a minimum advance of £10,000 and a maximum advance of £50,000. The license agree with EMI expires on the later of may 16, 2012 or EMI's recoupment of all advances.

True to the Game Project

We have entered into an exclusive agreement with the Negro Baseball Leagues Museum to produce and market a series of musical projects with the Negro Baseball Leagues as the theme. The Negro Baseball Leagues Museum is a not-for-profit organization located in Kansas City, Missouri that was founded to preserve the culture and history of the Negro Baseball Leagues. The Museum's charities provide certain benefits and services to minority baseball players. Our projects will take the form of compact discs and digital formats, and under our agreement with the Negro Leagues Baseball Museum, we are required to pay royalties to the Museum on net sales of the music products after production costs are recouped. The royalty percentages differ based upon the type of music sold and generally range from 2% to up to 10% with respect to sales in the United States if certain sales targets are achieved and from 1% to 6% with respect to sales outside of the United States. Royalties are subject to downward adjustment with respect to products sold through direct mail order operations and products sold to educational institutions or libraries or for promotional or sales incentive purposes. Royalties are also subject to reduction with respect to products sold on a discount basis.

The first volume of our "True to the Game" project was released in March 2009 and include the following playlist:

Title	Artist
Knock it Out Da Park	Yung Joc
Flyaway	Raiyn and Talib Kweli
Beem Me Up	Tay Dizm, T-Pain and Rick Ross
Still Hurts	Macy Gray and Marsha Ambrosius
The Big Screen	G.L.C. (Gangsta L. Crisis) and Kanye West
These Past Days	Sam Chris and Big Boi of OutKast
Pretty Girl	Jarvis and Ludacris
Make Your Way to the Dance Floor	Ziggy Nina and Chingy
Sweetest Taboo	Mikkey Halsted and Klass
If I Told U	Porta Prince and Ray J
Tha Bigg League	The Hustle Boyz and Snoop Dogg
Ghetto Love	Mario
Don't Know How 2 Act	DJ Pharris, Shawna, Paul Wall and Lil Scrappy
I Don't Wanna	Brandon Hines

True to the Game – Volume I is available for purchase via the Internet through Amazon.com and iTunes. In addition, the compact disc can be purchased at various retail outlets, including Best Buy, Target and Walmart, among others As of September 30, 2009, approximately 11,000 copies (net of returns) of the "True to the Game – Volume I" have been

sold by the Company and 82,000 songs from the compilation had been sold via Internet downloads and streaming. We plan to re-release "True to the Game - Volume I" in March 2010.

Our agreements with the artists and/or their record labels generally require us to pay royalties on sales of the musical product. Generally, an advance against future royalties is due upon the execution of the agreement and an additional advance is due if certain sale targets are met. The aggregate amount of royalties payable to artists participating in the "True to the Game-Volume I" project and/or their labels will be approximately 8% after direct costs of production are recouped. Generally, royalties paid by independent music companies to artists are approximately 14% but are subject to negotiation on a case by case basis. Our ownership interest in the musical compositions that will be featured in the "True to the Game – Volume I" project ranges from no ownership to 50% ownership. We own a 50% interest in the master recording for each of "Knock it Out Da Park," "Flyaway," "Sweetest Taboo," "Still Hurts," and "The Big Screen;" provided, however, that in the case of "Knock it Out Da Park," "Sweetest Taboo," and "The Big Screen," we must forfeit our ownership interest in the master if the artist's record label so requires. We do not have ownership rights in any of the other tracks on "True to the Game – Volume I." We expect that the record labels will require us to forfeit our rights in master recordings only if the record company is presented with an opportunity to exploit a recording, such as in a film or television commercial, that is predicated on the record label having complete control over the master. It is impossible to predict if any of the record companies will exercise their right to require us to forfeit our ownership rights in any master recordings; however, we do not believe that any such forfeiture, which could be permanent, would have any material adverse effect on our business inasmuch as it would not impact our ability to include the recording on our project or affect our ability to distribute and sell the track or the CD on which it is contained. Moreover, each agreement provides that the exploitation of the master recording for purposes other than as specifically contemplated by the agreement requires our consent, and we would expect to provide such consent only if we can reach an agreement that provides an economic benefit to us. The primary benefit of having ownership rights in the master recording is that it gives us the potential right to license the recording for use in other projects, such as film or television productions; however, the consent of the artist and/or the artist's record company would be required for us to grant any such license and we would not expect to obtain such consent without reaching an agreement that provides an economic benefit to the artist and/or record company. We do not have any plans to seek these opportunities at the current time.

To generate consumer interest in the project, we have launched an extensive multi-media campaign to capitalize on the name recognition of the artists who are contributing to the project and on the profile of the Negro Baseball Leagues Museum as a worthy philanthropic organization. Our in-house marketing team is conducting marketing and promotional efforts aimed at non-traditional retailers and is marketing directly to Major League Baseball teams, their minor league affiliates and organizations that service baseball teams. We have also engaged a press and publicity firm to make arrangements for print advertisements for the project.

We are pursuing non-traditional marketing techniques, primarily via the Internet for the "True to the Game" project. We cater to online music services websites, such as iTunes and Rhapsody, music discovery websites, such as Goombah, Qloud, SoundFlavor and MusicIPExpert, music experience augmentation websites, such as Snapp Radio and MusicMobs,

and music metadata websites, such as MusicBrainz, Gracenote and All Music Guide. We also service music discovery drivers, a new form of file-sharing and which include iMix (a division of iTunes), Pandora and LastFM, to increase online sales of individual tracks on downloadable playlists.

We began artist selection for "True to the Game – Volume II" in 2009 but have suspended negotiations as a result of our decision to defer the release of the project, and are in negotiations with potential participants. In addition, we are negotiating to obtain the right to include a track featuring Tupac in the project; however, no formal agreement has been reached with respect to the Tupac track and no assurance can be given that we be able to reach a formal agreement which will allow us to utilize the track.

Assuming that we raise at least $2,000,000 in this offering, we plan to release "True to the Game – Volume II" by April 2011.

Country Compilation Project

We have entered into an exclusive agreement the Fisher Foundation to produce and market a series of country music compilations. The Fisher Foundation is a non-profit organization established in 1990 that supports America's military personnel by meeting humanitarian needs beyond those normally provided by the United States Department of Defense and Veteran's Affairs. Because members of the military and their families are stationed worldwide and must often travel great distances for specialized medical care, the Fisher House Foundation donates "comfort homes," built on the grounds of major military and VA medical centers which enable family members to be close to a loved one during hospitalization for an unexpected illness, disease or injury.

According to the Fisher Foundation, there is at least one "Fisher House" at every major U.S. military medical center, and the Fisher House program serves approximately 10,000 families annually. In addition, the Fisher Foundation provides scholarships for military children and administers the "Hero Miles" program for the Department of Defense, which, through the donation of frequent flyer miles, provides airline tickets to hospitalized service members and their families.

Under our agreement with the Fisher Foundation, we have obtained a license to produce and market a two multi-track country music CDs which will benefit the Fisher Foundation. We have also been granted an option to produce a third CD. The agreement requires us to pay royalties to the Fisher Foundation on net sales after production costs are recouped. The royalty percentages differ based upon the type of music sold and generally range from 2% to up to 10% with respect to sales in the United States if certain sales targets are achieved and from 1% to 6% with respect to sales outside of the United States. Royalties are subject to downward adjustment with respect to products sold through direct mail order operations and products sold to educational institutions or libraries or for promotional or sales incentive purposes. Royalties are also subject to reduction with respect to products sold on a discount basis.

Associated Label Division

In August 2009, we established our "Associated Label Division" to increase our emphasis on providing distribution and other services to independent record and entertainment companies. We are in active discussions and in various stages of negotiations with over 15 companies and expect to structure these arrangements to compensate us through an initial fixed dollar administrative fee and a distribution fee based on a percentage of sales. We expect to require each associated label to deposit up to $50,000 in escrow which will be used to pay for manufacturing, retail programming or advertising services which will be outsourced to EMI or other third parties. Other outsourced services offered to associated labels will include, among others, product coordination, marketing services and radio promotion. We have not reached any definitive agreement to provide distribution or any other services with independent record companies and thus we can give no assurance that we will enter into any such definitive agreement or generate any revenues through our Associated Label Division.

Government Regulation

We are not subject to any specific government regulations that affect the dissemination and/or distribution of our products. However, the Recording Industry Association of America (RIAA) has undertaken efforts to curb illicit peer-to-peer dissemination of recorded music in digital format, which efforts may result in requirements that certain restrictions and safeguards be encoded within digital music tracks to prevent such unlawful dissemination or copying.

Copyrights and Intellectual Property

Our prerecorded music business, like that of other companies involved in prerecorded music, will primarily rest on ownership or control and exploitation of musical works and sound recordings. Our music products are and will be protected under applicable domestic and international copyright laws.

Although circumstances vary from case to case, rights and royalties relating to a particular recording typically operate as follows. When a recording is made, copyright in that recording generally vests either in the recording artists and/or their production companies (and is licensed to the recording company) or in the record company itself, depending on the terms of the agreement between them. Similarly, when a musical composition is written, copyright in the composition vests either in the writer (and is licensed to a third-party music publishing company) or in a third-party music publishing company or in a publishing company owned and controlled by the artist. A public performance of a record will result in money being paid to the writer and publisher. The rights to reproduce songs on sound carriers (i.e., compact discs) are obtained by record companies or publishers from the writer or the publishing company entitled to license such compositions. The manufacture and sale of a sound carrier results in mechanical royalties being payable by the record company to the publisher of the composition, who then remits a portion of such royalties to the writer or writers of the composition at previously agreed or statutory rate for the use of the composition and by the record company to the recording artists for the manufacture and distribution of the recording. We operate in an industry in which revenues are adversely affected by the unauthorized reproduction of recordings for commercial sale, commonly referred to as "piracy," and by unauthorized and illegal downloading/copying from the Internet for personal use. We rely on compilation copyright protection under applicable

copyright law for our compilation projects and designate these projects as copyrighted works. We have not filed any copyrights with the United States Patent and Trademark Office.

Potential publishing revenues may be derived from our ownership interest in musical compositions, written in whole or in part by our recording artists who enter into agreements with us. Our ownership in artist works will vary on a case by case basis, and we anticipate that in some cases we will obtain 100% ownership, in other cases we will have partial ownership and in some cases we will have no ownership interest. We obtain rights to musical compositions in various ways, including licensing existing masters that have not been previously released to the public, by in-house recording and production of musical compositions for specific projects or by contracting third party producers, musicians and engineers to produce musical tracks specifically for our project.

Performance rights in compositions that we own are enforced under agreements we and the writer have with performing rights organizations (such as the American Society of Composers, Authors, and Publishers ("ASCAP"), Broadcast Music, Inc. ("BMI"), and SESAC, Inc.), which license the public performance of a composition to commercial users of music such as radio and television broadcasters, restaurants, retailers, etc., and disburse collected fees based upon the frequency and type of public performances they identify. Generally, revenues from publishing are generated in the form of: (1) mechanical royalties, paid by the record company to the publisher for the mechanical duplication of a particular copyrighted composition (as distinct from the copying of the artist's performance of that composition); (2) performance royalties, collected and paid by performing rights entities such as ASCAP and BMI for the actual public performance of the composition as represented by radio airplay, Musak, or as a theme or jingle broadcast in synchronization with a visual image via television; (3) sub-publishing revenues derived from copyright earnings outside of the United States and Canada from collection agents located outside of the United States and Canada; and (4) licensing fees derived from printed sheet music, uses in synchronization with images as in video or film scores, computer games and other software applications, and any other use involving the composition.

We will rely on exclusive licensing agreements with the charities with which we team to provide protection for the products and products that are produced.

Markets and Competition

The music industry is a multi-billion dollar industry which, according to the Recording Industry Association of America, grossed approximately $10.3 billion in 2008. We believe that the growth of this sector has been inhibited by the inability of many companies to streamline and modernize their approach to the end user, and that mobile music services are at the center of industry growth. Therefore, we are making it a priority in our projects to position ourselves to acquire these rights. Moreover, we will continue to differentiate ourselves from our competition and attempt to claim a respectable share of the marketplace through use of the Internet, viral marketing techniques, non-traditional retail outlets, cross industry marketing, cable television, short film marketing and other innovative forms of access.

We seek to utilize the talents of well-established artists rather than establishing new and unknown artists, although we will in future projects offer record companies the opportunity to

have a recording by a new or emerging artist included in our compilation projects by paying a "buy-in" fee to us. Because at least one-half of the tracks on our compilation projects will be recordings of well known artists, we will not be in direct competition with other start-up record labels that seek to discover and contract with new and emerging talent. Rather, our primary competitors are more established record companies such as Sony, Universal and Warner. However, if our business model proves to be successful, we expect other companies to emulate our model. Therefore, to the extent possible, we attempt to secure contracts with our charitable and philanthropic partners on an exclusive basis to ensure control of market share and the participation of high profile artists.

Research and Development

To the extent that financial resources are available, we plan to conduct research and development activities with respect to alternative and state of the art methods of delivering music and entertainment products to consumers. For example, we have begun preliminary research with respect to potential marketing and sales opportunities and legal security issues related to a USB bracelet designed by a third party to hold full length musical albums, as well as videos, photos and other medium, that could be offered as an alternative to compact discs. No assurance can be given that any research or development opportunities that we undertake will result in any commercial benefit to us.

Employees

As of November 15, 2009, we had two (2) full-time employees and no part-time employees. We also utilize the services of independent, third party consultants as our needs require.

Revenue Streams

The three primary revenue streams we intend to target are (1) sales of music products via third party distributors, both at retail stores and over the Internet, (2) direct sales of music in digital format via download from retailers linked to our website and (3) fees for providing distribution and other services to independent record companies.

It is customary in the industry for a third party distributor to receive a portion of the proceeds from sales effected by the distributor. However, we believe it is important to avail ourselves of this method of sale and distribution as it enables us to reach a broader consumer base and to generate greater public exposure for our products and our artists.

DESCRIPTION OF PROPERTY

Our principal offices are located at 888 Seventh Avenue, 35th Floor, New York, NY 10010, which consist of approximately 800 square feet of a commercial office facility. We occupy these offices under an arrangement with our independent accounting firm, Spielman, Koenisberg & Parker, LLP, which does not currently charge us for our occupancy. This accommodation is made as a result of a personal relationship between the principals of Spielman, Koenisberg & Parker, LLP and members of our management team and is of an indefinite term.

All of our printing, manufacturing, distribution and warehousing is performed by independent contractors.

MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION

Forward-Looking Information

You should read the following plan of operation together with our financial statements and related notes appearing elsewhere in this offering circular. This plan of operation contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those presented under "Risk Factors" or elsewhere in this Offering Statement.

Overview

We were incorporated on February 23, 2005 to design and create prototypes for a wide range of outdoor gear. We did not generate any revenues from these activities.

On January 1, 2009, we acquired all of the outstanding shares of Stadium Entertainment Corp. pursuant to the Share Exchange in which we issued an aggregate 75,000,000 shares of Common Stock in exchange for all of the outstanding shares of common stock of Stadium Entertainment Corp. Stadium Entertainment Corp. is a development stage company and has not achieved any revenues to date. Stadium Entertainment was founded in December 2007 to provide, market and distribute prerecorded music products of established recording artists to raise funds for worthy charitable philanthropic organizations and generate profits from its business.

Results of Operations for the Nine Months Ended September 30, 2009

Revenues, net of a provision for returns, for the nine months ended September 30, 2009 were $115,206 which represents our initial sales of "True to the Game" music products, including $7,630 from digital downloads of the compilation and individual tracks and the remainder from the sale of 10,997 copies (net of returns) of the physical CD product. Sales declined during the six months ended September 30, 2009 compared to the three months ended March 31, 2009 as a result of a curtailment of promotional efforts. We will increase promotional efforts for "True to the Game – Volume I" in anticipation of our proposed re-release of the compilation in March 2010 if we are successful in raising funds in this offering. Cost of sales for the nine months ended September 30, 2009 were $70,180, which included non-recoupable production costs of $35,024, $9,995 of royalty payments and $16,290 of licensing fees. Selling, general and administrative expense for the nine months ended September 30, 2009 was $817,118, which consisted of salaries ($86,667), advertising and promotion costs ($263,792), professional fees ($326,668) and distribution costs ($30,387).

As a result of the foregoing, we incurred a loss from operations of $763,685 and a net loss of $898,786 for the period.

26

Results of Operations for the Year Ended December 31, 2008

Stadium Entertainment achieved no revenues during the year ended December 31, 2008. Total operating expenses during 2008 were $969,603, including non-recoupable production expenses of $38,453 and general and administrative expenses of $969,603. General and administrative expenses consisted primarily of salaries ($385,000), advertising and promotion costs ($237,140), professional fees ($124,172), travel expenses ($69,846), public relations costs ($55,021), payroll taxes ($34,303) and insurance ($23,363). Stadium Entertainment incurred a net loss of $1,407,981 for the year ended December 31, 2008.

Plan of Operation

At November 1, 2009, we had approximately $5,000 of cash. Stadium Entertainment has funded its operations to date through equity contributions from its founders, advances from EMI and borrowings, including a loan from a related party in the aggregate principal amount of approximately $1,364,800, which became due in February 2009. An additional loan of $125,000 was made by the lender during the quarter ended September 30, 2009. The loans bears interest at a rate of ten percent (10%) per annum and are secured by all of our right, title and interest in our "True to the Game" compilation, including our rights in the master recordings, our agreement with the Negro Baseball League Museum and all contracts, products and proceeds of the foregoing. The related party lender has not issued a notice of default nor attempted to collect under the loan agreement, and no written or verbal agreement has been reached with respect to an extension of the due date of the loan, except that the lender has extended the date by which interest and the $125,000 advance made in the quarter ended September 30, 2009 must be paid until the earlier of our receipt of $2,500,000 or more of cash proceeds from this offering or June 30, 2010. We plan to repay $1,364,800 of the principal amount of the loans if we raise at least $2,000,000 but less than $2,500,000 from this offering and to repay the loans in full if $2,500,000 or more is raised in this offering. To the extent that we do not raise sufficient funds in this offering to repay the loans in full, we plan to make periodic payments out of cash generated from operations to satisfy the remaining obligations.

In recent weeks, we have been managing our cash requirements by negotiating deferrals with creditors, suspending promotional activities and deferring payments to consultants and employees. In addition, we terminated the employment of one employee in October 2009 as a result of our cash constraints.

As of September 30, 2009, we had $400,000 principal amount of other loans outstanding, including $180,000 borrowed under promissory notes issued in February 2009 which (i) bear interest at a rate of 10% per annum, (ii) became due on September 30, 2009 and (iii) are convertible into common stock at a price equal to the greater of 75% of the closing per share market price of our common stock on the first day of reported trading or $.25 per share. Of the remaining borrowings, $20,000 represents an undocumented advance which the Company agreed to repay in September 2009 with interest at a rate of 10% per annum. The remaining $200,000 of borrowings are represented by promissory notes which bear interest at a rate of 10% per annum. Of this amount, $150,000 is past due and $50,000 becomes due in November 2009. As a result, the total principal amount of borrowings that are past due as of the date of this Offering Circular is $1,714,800. We expect to pay off the $400,000 of indebtedness represented by the

convertible notes and promissory notes with cash generated from operations. If cash generated from operations is not sufficient to repay the debt, we will seek an extension of the term of the notes and, in the case of the convertible notes, potentially request a conversion of the notes. Holders of the $220,000 aggregate principal amount of notes/indebtedness which are past due and which become due in November 2009 are being offered the opportunity to pay the subscription price for shares offered hereby through the exchange of the notes/indebtedness. Any such exchanges will be effected at a rate of $.25 per share. If the holders of our outstanding notes/indebtedness do not agree to an extension or exchange of the notes/indebtedness and demand payment, we may be required to defer the release of our new projects, reduce marketing and promotional expenses and/or place greater emphasis on distributing music on behalf of other record companies. We do not anticipate that any such deferral would be for a period of more than six months.

We plan to finance our capital needs primarily from the sale of debt and/or equity securities, including the proceeds of this offering. We recorded our first revenues in March 2009 and expect that the proceeds of this offering, together with advances expected to be made to us by EMI under our distribution agreement, revenues generated from our business activities, including sales of our music products and fees and revenues generated through distribution activities, will be sufficient to support our operations for 12 months if the minimum offering amount is raised and 24 months if the maximum offering amount is raised; however, we have generated only modest revenues to date and potential revenue streams are speculative. As a result, we can give no assurance that cash generated from operations will be sufficient to fund future projects. We may need additional funds sooner than planned to meet capital requirements for product development and marketing. No assurance can be given that we will be able to raise the capital required to develop and support our business.

Since March 31, 2009 we have significantly reduced monthly operating expenses, including reductions in (i) payroll expenses from $36,000 to $14,000 per month, (ii) consulting fees from approximately $26,000 to $14,000 per month through a consolidation of duties and the in-house performance of certain marketing and promotion functions that were previously outsourced, (iii) radio promotion expenses by approximately $20,000- $30,000 per month via a change in approach from traditional radio promotion efforts to an approach which focuses on special promotions using radio advertising tie-ins, contests and give-aways, (iv) professional fees through a change in professionals and alternative billing arrangements. We believe that we will incur significantly lower costs producing and releasing future compilation projects than we did in producing and releasing "True to the Game – Volume I" as a result of the steps taken to reduce marketing and promotion expenses described above and because:

- we plan to reduce the number of well known "platinum" artists in our compilation projects to four platinum artists per CD;

- offering record companies the opportunity to include their lesser known artists in our compilation projects will reduce net production costs by an estimated $70,000 per 14 song CD; and

- based on discussions with third parties, we believe that we will be able to acquire rights to music at a per track cost that will be approximately $5,000 - $10,000 less

than the per track cost incurred in connection with "True to the Game – Volume I."

In general, record albums have traditionally been promoted through the release for radio airplay of no more than four singles from an album. As a result, we do not believe that the measures we have undertaken to reduce our production costs, including the inclusion of lesser known artists, will have any material adverse impact on the commercial success of our compilation projects because (i) we plan to promote our projects primarily through the release of up to four songs performed by well known "platinum" artists, (ii) we expect that our promotional efforts will be supplemented by promotional activities undertaken by the record companies of the lesser known artists; and (iii) we believe that our revised strategy for radio promotion will produce greater results at a lesser cost than our original radio promotion strategy; however, as in the case of the release of any music product, we can give no assurance that there will be widespread consumer acceptance of any of the compilations that we release.

Our plan of operation for the next 24 months and the estimated cost of achieving certain significant milestones, assuming that we raise at least $2,000,000 in this offering and the expected source of funds to achieve each milestone, is as follows:

Milestone	Estimated Completion Date	Estimated Cost and Expected Source of Funds
Secure rights to all music for Country compilation project	December 2009	$140,000 (from proceeds of offering)
Release five CD catalogues (each consisting of approximately 5-6 CDs) for distribution on behalf of independent record companies	December 2009	$5,000 (from distribution fees payable by independent record companies)
Release Country compilation project – Volume I	March 2010	$100,000 (marketing and promotion) (from proceeds of offering)
Re-release "True to the Game – Volume I"	March 2010	$40,000 (from proceeds of offering)
Secure rights to all music for release of "True to the Game – Volume II"	November 2010	$140,000 (from proceeds of offering and/or revenues from

		operations)
Secure rights to music for Country compilation – Volume II	December 2010	$140,000 (from proceeds of offering and/or revenues from operations)
Release "True to the Game – Volume II'	March 2011	$100,000 (marketing and promotion) (from revenues from operations and advances from EMI)
Release Country compilation – Volume II	June 2011	$100,000 (marketing and promotion) (from revenues from operations and advances from EMI)

The foregoing represents management's best estimate as to the date that the milestones identified above will be achieved and the cost and expected source of funds associated with completing same. Actual results may vary. We expect to fund the acquisition of music for the first volume of our Country compilation project and the marketing and promotional expenses for this project from the proceeds of this offering. In addition, to the extent that we receive sufficient proceeds from this offering, we may also fund the acquisition of music and marketing and promotional expenses for "True to the Game – Volume II" or another project from the proceeds of this offering, and accelerate our release of the project. If we don't receive sufficient funds from this offering to fund the acquisition of music and marketing and promotional expenses for "True to the Game – Volume I," we plan to fund such costs through revenues generated from operations and an advance from EMI; however, our ability to generate the required level of revenues is speculative and we may be required to defer the acquisition of music for "True to the Game – Volume II" until we achieve the necessary revenues or raise additional capital, of which there can be no assurance.

As indicated in the above table, we plan to fund the costs associated with achieving the other milestones as follows:

- we plan to fund the cost of releasing CD catalogues for distribution on behalf of independent record companies from distribution fees payable by the record companies, and do not expect that we would engage in these activities unless we receive the required distribution fees;

- we expect to fund the acquisition of music for the release of Volume II of our Country compilation from revenues from operations and an advance from EMI; however, our ability to generate the required level of revenues is speculative and we may be required to delay the release of Volume II of the Country compilation until we achieve the necessary revenues or raise additional capital, of which there can be no assurance.

If we do not generate sufficient cash from operations to repay the indebtedness which becomes due in September through November of 2009 and are unable to obtain an extension or conversion of outstanding notes, we may be forced to defer certain activities, such as acquiring rights to music for our projects or promoting new projects, until cash flow from operations or other financing is available to fund these activities.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following list names each person who serves as a director, executive officer or significant employee of the Company and the period during which each has served in the respective position with the Company, as well as each person who has been nominated or chosen to become a director or executive officer.

Name	Age	Position
David Berman	66	Chief Executive Officer, Director
Gary Katz	67	Director
Camille Barbone	57	President, Chief Financial Officer and Director

David Berman was appointed Chief Executive Officer of Stadium Entertainment in January 2009. Since October 2001 to the present, Mr. Berman has provided consulting services to participants in the music industry and served as an expert witness on music industry matters. From February 1998 until April 2001, he served as President of Buena Vista Music Group, the pre-recorded music and music publishing arm of The Walt Disney Company. From April 1991 until April 2001, Mr. Berman served as Senior Executive and General Counsel of Geffen Records. Prior thereto, he served as President of Capitol Industries, a division of EMI Music Group, which he joined in 1989. From 1976 until 1987 he served in various capacities for Warner Brother Records, and was engaged in the private practice of law from 1969 until 1976 and from 1989 until 1991. He graduated from Harvard Law School in 1969.

Gary Katz, a founder of Stadium Entertainment, is an acclaimed producer with more than 30 years experience in the music industry who served as our President until his resignation in July 2009. From November 2006 until joining Stadium Entertainment, Mr. Katz was an independent consultant and record producer for a select roster of clients in the music industry. From December 2004, he served as President of Winedark Records. From January 1, 2001 until December 2004, Mr. Katz served as Vice President of Artist & Repertoire for Aezra Records. Mr. Katz was instrumental for the signing of artists such as Jimmy Buffet, Chaka Khan (Rufus), Jim Croce, Prince and Dire Straits, and has provided consulting services to several major record companies.

Camille Barbone, a founder of Stadium Entertainment, has more than 30 years experience in the entertainment industry. She served as Chief Operating Officer, Chief Financial Officer and Director from the inception of Stadium Entertainment and was appointed as our President in July 2009. Prior to founding Stadium Entertainment in December 2007, Ms. Barbone operated Barbone Consult Group which provided promotional, development, production, sales and marketing services to various clients including record companies, music distribution companies, artists and artist development teams from December 2005 through December 2007. From December 2004 to November 2006 she served as Vice President; General Manager of Winedark Records – Fontana Universal Distribution, where her responsibilities included supervision of all operational, administrative, budgetary and departmental activities. Ms. Barbone served in a similar capacity with Aezra-EMI Records from April 2003 until December 2004. She served as Vice President-Artist Relations for Aezra-EMI Records from March 2001 until April 2003. Earlier in her career she held key positions at major record labels such as Production Director for Columbia/Epic, Director of New Release Production for Phonogram/Mercury and Director of Artist and Repertoire for Buddah Entertainment. In 1977 she formed August Artists Ltd. where she provided an innovative alternative for the new music scene in New York City. During this period Ms. Barbone was responsible for discovering, developing and managing Madonna. Ms. Barbone has also worked on artist development and promotion at major record labels, such as Arista, MCA, Universal, Warner Brothers, Disney Music Publishing, SESAC, Warner Chappell Music, Atlantic and TVT Records. She has owned and operated two key recording studios – Gotham Sound Studios in New York City, and Long View Farm Studios, a residential recording facility located on a 120-acre farm in rural Massachusetts. Her recording studio clients have included The Indigo Girls, Geezer Butler, The Rolling Stones, Aerosmith, Michael Bolton, and Living Colour. Ms. Barbone has created and produced major musical concerts and series such as the American Express Songmasters Inside-Out series featuring gold- and platinum-selling artists, the Gospel segment of Woodstock '94, two concerts at the 2002 Olympics in Salt Lake City for the Coca Cola Company and three performances at the 2003 Gravity Games. Ms. Barbone served on the staff and taught at the City University of New York for five years and was responsible for creating and launching its Entertainment Marketing Department and Internship program. She has served as a music supervisor for key motion pictures and has placed songs and music in films by Steven Spielberg, Wes Craven, Disney, Miramax Films, and Cinepix.

We have no formal employment agreements with any of our executive officers; however, we expect that Ms. Barbone will devote 100% of her professional time and attention to our business and affairs and Mr. Berman will devote approximately 10% of his professional time to our business and affairs.

REMUNERATION OF DIRECTORS AND OFFICERS

Compensation

The following table sets forth the aggregate annual remuneration of each of the three highest paid persons who served as officers or directors during the year ended December 31, 2008 fiscal year, and of all of the officers and directors as a group.

Name	Capacities in Which Remuneration was Received	Aggregate Remuneration
Gary Katz	President (1)	$100,000
Camille Barbone	Chief Operating Officer	$100,000
All Officers and Directors as a Group (3 Persons)		$200,000

(1)   Mr. Katz resigned his position as President in July 2009.

David Berman is currently serving as our Chief Executive Officer and devotes approximately 10% of his professional time and attention to our business and affairs. Mr. Berman has agreed to serve in this capacity without remuneration (other than the reimbursement of out-of-pocket expenses). We expect to make an equity award to Mr. Berman in 2009; however, our Board of Directors has not yet approved any such award and the precise nature and amount of the award has not yet been determined.

Equity Incentive Plan

In August 2009, our Board of Directors adopted an Equity Incentive Plan. The following is a summary of the material terms of the Equity Incentive Plan. A total of 10,000,000 shares of our Common Stock has been reserved for issuance under the Equity Incentive Plan.

The purpose of the plan is to allow our employees, directors and consultants to participate in our growth and to generate an increased incentive for these persons to contribute to our future success and prosperity and to focus on our growth. Employees, directors and consultants and other persons or entities in a position to make a significant contribution to our success are all eligible to receive awards under the plan. The plan will be administered by our Board of Directors or, if and when established, the Compensation Committee of our Board of Directors. The Board (or Compensation Committee) is authorized to grant:

- Incentive stock options within the meaning of Section 422 of the Internal Revenue Code

- Nonqualified stock options

- Stock appreciation rights

- Restricted stock grants

- Deferred stock awards

- Other stock based awards to employees and other persons and entities who, in the opinion of the Board of Directors (or Compensation Committee), are in a position to make a significant contribution to our success.

The Board of Directors (or Compensation Committee) has the power to determine the terms of any awards granted under the Equity Incentive Plan, including the exercise price, the number of shares subject to the award and conditions of exercise. Awards granted under the Equity Incentive Plan are generally not transferable. The exercise price of all incentive stock options granted under the Equity Incentive Plan must be at least equal to the fair market value of the shares of common stock on the date of the grant.

The Equity Incentive Plan will terminate on July 31, 2019 unless earlier terminated by the Board of Directors.

The maximum number of shares which may be issued to our Chief Executive Officer pursuant to awards granted under the plan may not exceed 35% of the number of shares reserved for issuance under the plan, and the maximum number of shares which may be issued pursuant to awards to any other participate in the plan may not exceed 20% of the number of shares reserved for issuance under the plan.

The Equity Incentive Plan may be amended or terminated by our Board of Directors, except that approval of our shareholders is required to the extent required by applicable law, rule or regulation, and the exercise price of options and the base price of stock appreciation rights generally may not be decreased without stockholder approval. The administrator of the plan has the right to amend the plan and any award under the plan without stockholder approval unless otherwise required by law, to comply with applicable laws, rules or regulations, including Sections 409A and 422 of the Internal Revenue Code.

In August 2009, we issued options to acquire 1,000,000 shares of Common Stock to each of (i) Wayman Jones, who provides consulting services in the areas of radio promotion and radio marketing, (ii) John Betancourt, who provides consulting services in the areas of sales, marketing and radio promotion and (iii) Michael Omansky, who provides consulting services in the areas of internet and corporate marketing. The options, which have a term of ten years, have an exercise price of $.25 per share. Options with respect to 340,000 shares vested immediately upon grant and options with respect to 330,000 shares vest on the six month and one year anniversary date of the date of grant. The options may be exercised by paying the exercise price in cash or by utilizing a cashless exercise technique whereby the optionee agrees to the surrender of the optionee's right to receive shares having an aggregate value (based on the then current market value as determined in accordance with the terms of the plan) equal to the aggregate exercise price of the option. The options have a term of ten (10) years and are non-transferable. The Company expects to record approximately $113,000 of compensation expense during the quarter ending September 30, 2009 as a result of the option grants.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information as of November 15, 2009, with respect to the beneficial ownership (as defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of the Company's Common Stock, which is the only class of the Company's capital stock with shares issued and outstanding, by (i) each of the three highest paid persons who are officers and directors of the Company, (ii) each person or group of persons known by the Company to be the beneficial owner of more than ten percent (10%) of the Company's outstanding Common Stock, and (iii) all directors and executive officers of the Company as a group:

Name and Address of Owner	Number of Shares	Percent of Class
Stadium Entertainment Group, LLC 888 Seventh Avenue, 35th Floor New York, NY 10010	37,500,000	37.5%
David Berman 888 Seventh Avenue, 35th Floor New York, NY 10010	---	---
Gary Katz 888 Seventh Avenue, 35th Floor New York, NY 10010	12,500,000 (1)	12.5%
Camille Barbone 888 Seventh Avenue, 35th Floor New York, NY 10010	12,500,000 (1)	12.5%
Jerome Mas 5865 East. Mezzanine Way Long Beach, CA 90808	12,500,000 (1)	12.5%
Sandstone Investment Partners, LLC 425 Broad Hollow Road, Suite 115 Melville, NY 11747	50,833,333 (2)	50.8%
Emerald Asset Advisors, LLC 425 Broad Hollow Road, Suite 115 Melville, NY 11747	50,833,333 (2)	50.8%
Michael Xirinachs 425 Broad Hollow Road, Suite 115 Melville, NY 11747	50,833,333 (2)	50.8%
All Officers and Directors as a Group (5 Persons) (1) (2)	37,500,000	37.5%

(1)   Represents 12,500,000 of the shares owned by Stadium Entertainment Group, LLC, a beneficial owner of 37.5% of our outstanding Common Stock. Each of these shareholders has a one-third (1/3) ownership interest in Stadium Entertainment Group, LLC and a one-third (1/3) pecuniary interest in the shares owned by it.

(2)   Includes shares owned by each of Sandstone Investment Partners, LLC (37,500,000 shares), Emerald Asset Advisors, LLC (5,000,000 shares) and Michael Xirinachs (8,333,333 shares). Michael Xirinachs is the managing member of each of Sandstone Investment Partners, LLC and Emerald Asset Advisors, LLC. In September 2009, the Securities and Exchange Commission filed a civil complaint against Michael Xirinachs, Emerald Asset Advisors, LLC and four other parties alleging that between February 2006 and June 2007 they engaged in an unregistered distribution of shares of Universal Express, Inc. The complaint alleges that Mr. Xirinachs entered into private agreements to obtain shares for Emerald Asset Advisors, Inc. and North Atlantic Resources Ltd. and arranged for the sale of the shares without filing a registration statement. Mr. Xirinachs and Emerald Asset Advisors, LLC are charged with violating the securities registration provisions of Sections 5(a) and 5(c) of the Securities Act of 1933, which prohibit interstate offers and sales of securities unless a registration statement is filed or in effect. The Commission seeks permanent injunctions against all defendants, disgorgement of ill-gotten gains, civil penalties and penny stock bars. Mr. Xirinachs has advised the Company that he and Emerald Asset Advisors, LLC intend to vigorously defend the action.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Effective January 1, 2009, we completed the Share Exchange and acquired all of the outstanding Common Stock of Stadium Entertainment. At the time of the Share Exchange, Michael Xirinachs was our sole officer and director, and the beneficial owner of 53.3% of our outstanding Common Stock. Mr. Xirinachs owns a 100% membership interest in Sandstone Investment Partners, LLC which owned 50% of the outstanding Common Stock of Stadium Entertainment immediately before the completion of the Share Exchange.

During 2008, Sandstone, LLC loaned an aggregate of $1,364,800 to us under a loan agreement which provides for interest on the unpaid balance at a rate of ten percent (10%) per annum. The loan became due on February 14, 2009. Michael Xirinachs is the managing member of each of Sandstone, LLC and Emerald Asset Advisors, LLC which is the beneficial owner of approximately 50.8% of the outstanding Common Stock. The loan, which became due in full in February 2009, is secured by all of our right, title and interest in our compilation audio album commemorating the Negro Baseball League Museum and any sequels thereto, including our rights in the master recordings included in the album, our agreement with the Negro Baseball League Museum and all contracts, products and proceeds of any of the foregoing. Sandstone, LLC has extended the date by which accrued interest must be paid under the loan until the earlier of our receipt of $2,500,000 or more of cash proceeds from this offering or June 30, 2010; however, Sandstone, LLC has not extended the maturity date of the principal amount of the loan and no assurance can be given that Sandstone will not elect to pursue remedies against us.

During the quarter ended September 30, 2009, we advanced an aggregate of $22,000 against salaries to three employees, including $10,000 to our President, Camille Barbone.

PLAN OF DISTRIBUTION

No Underwriting

The offering is not underwritten. We have not employed outside brokers or sales agents for this offering. The shares will be marketed only by the directors and officers of the Stadium Entertainment, namely, Gary Katz and Camille Barbone, who will not receive any commissions or other compensation for these sales. It is anticipated that potential investors have pre-existing business relationships with these officers and other affiliates of our company, as well as potential investors referred by parties having pre-existing business relationships with the officers and affiliates will be solicited. Because this offerings is not underwritten, we may not sell as many shares as we possibly could have sold if we had used an underwriter.

Purchase of Common Stock

We will offer shares of Common Stock having a minimum aggregate offering price of $2,000,000 and a maximum aggregate offering price of $3,000,000 for sale to the public at a price of $.25 per share beginning on or about [   ], 2009. In our sole discretion, we may accept or reject all or part of any subscription received from subscribers who wish to purchase shares in the offering.

Any person, including shareholders, who wishes to purchase shares of Common Stock during the offering to the public must complete and sign the Subscription Agreement delivered with this Offering Statement and deliver it, together with the subscription price to Stadium Entertainment Holding Corp. at the address specified in the Subscription Agreement. Any offers to subscribe for shares of Common Stock during the offering to the public are not binding until we accept them, and we reserve the right to accept or reject all or part of any subscription offer in our sole discretion. To determine which subscriptions to accept in whole or in part, we may take into consideration the order in which the subscriptions are received, among other things. Any subscriber whose subscription is rejected shall have his, her or its funds returned without interest. All offers to subscribe must be made for shares of Common Stock having a minimum aggregate purchase price of $10,000. The purchase price must be paid in United States currency by check, draft or money order drawn to the order of "Stadium Entertainment Holding Corp. – Stock Offering." We may, in our discretion, permit subscribers to pay for shares through the exchange of up to $120,000 aggregate principal amount of outstanding promissory notes at a rate of $.25 per share. No such subscriptions will be taken into account in determining whether we have received the $2,000,000 aggregate investment requirement. Subscriptions paid through the exchange of notes will be taken into account for purposes of determining whether the $3,000,000 maximum amount of the offering has been achieved.

Time Frame of Subscription

Subscriptions from the public, including shareholders, will be accepted until 5:30 p.m. New York City time on [   ], 2010. Subscribers purchasing shares of Common

Stock will be issued stock certificates as soon as practicable after acceptance of their subscriptions. If shares having a minimum aggregate purchase price of $2,000,000 have not been subscribed for on or before the Initial Termination Date of _____, 2009, we will promptly return to subscribers the subscription amounts, without interest; however, we may elect, in our discretion, on a one time basis to extend the Initial Termination Date until _____, 2009 by providing notice to subscribers by no later than 5:00 p.m., New York City time, on _____, 2009, in which case the return of subscription amounts to subscribers will not be made until promptly after the extended Initial Termination Date. Pending the acceptance or return of subscriptions, subscription amounts will be maintained in a segregated account but we will not use an escrow arrangement for these funds during this period.

Assignability

No subscriber's privileges or rights under a Subscription Agreement are assignable without our written consent, which may be withheld in our discretion. Subscription rights should not be confused with a shareholder's right to transfer shares of the Company's Common Stock after the shares have been issued.

Reservations

In addition to the minimum share purchase limits, we may reject any subscription at any time for any reason made pursuant to the offering, in our sole discretion.

Shares having a minimum aggregate cash purchase price of $2,000,000 must be sold in order to complete the offering.

All subscription proceeds will be immediately available to the Company upon our acceptance of the subscription. If, for any reason, funds are returned to any subscriber, the amount returned will be without interest. We reserve the right to terminate the offering for any reason at any time.

SECURITIES BEING OFFERED

General

We are offering shares of our Common Stock, $.001 par value per share. Our authorized capital stock consists of 500,000,000 shares of Common Stock, par value $.001 per share, of which 100,000,000 shares are currently issued and outstanding. Following this offering, if all shares offered hereby are sold at the offering price of $.25 per share, 112,000,000 shares of Common Stock will be issued and outstanding. Our Common Stock has the following rights:

Dividend Rights

The holders of the Common Stock are entitled to dividends when, as and if declared by our board of directors, subject to the restrictions imposed by applicable law.

Voting Rights

Under the Nevada Revised Statutes and our Amended and Restated Certificate of Incorporation, each share of Common Stock is entitled to one vote per share. Holders of Common Stock do not have cumulative voting rights.

Liquidation Rights

In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to receive, on a pro rata basis, any assets distributable to shareholders, after the payment of debts and liabilities and after the distribution to holders of any outstanding shares hereafter issued which have priority rights upon liquidation.

Preemptive Rights

Holders of our Common Stock do not have preemptive rights to acquire our securities.

Liability to Further Calls or to Assessment by the Company

Holders of Common Stock are not subject to further calls or assessments.

PART FS – FINANCIAL STATEMENTS

Stadium Entertainment Holding Corp.
(formerly known as FRS Group, Inc.)

53

STADIUM ENTERTAINMENT HOLDING CORPORATION
(A Development Stage Company)
(Formerly known as FRS Group Inc.)

BALANCE SHEET

December 31, 2008

Assets

Current	
Cash	$ -
Total current assets	-
Total assets	$ -

Liabilities

Current	
Account payable	$ 3,207
Total current liabilities	3,207

Stockholders' equity (deficit)

Common stock, $.001 par value 500,000,000 common shares authorized, 25,000,000 shares issued and outstanding	25,000
Additional paid-in capital	50,000
Deficit accumulated during the development stage	(8,207)
	66,793
Less: subscription receivable	(70,000)
Total stockholder's equity (deficit)	(3,207)
Total liabilities and stockholders' equity	$ -

F-1

STADIUM ENTERTAINMENT HOLDING CORPORATION
(A Development Stage Company)
(Formerly known as FRS Group Inc.)

STATEMENT OF OPERATIONS

For the Years Ended December 31, 2008 and 2007
And the Period February 24, 2005 (Date of Inception) to December 31, 2008

	2008	2007	Feb. 24, 2005 (Inception) to Dec. 31, 2008
Revenue	$ -	$ -	$ -
Expenses			
Accounting and professional fees	200	200	8,207
Total expenses	200	200	8,207
Loss from operations	(200)	(200)	(8,207)
Net loss	$ (200)	$ (200)	$ (8,207)
(Loss) per common share	$ (0)	$ (0)	$ (0)

STADIUM ENTERTAINMENT HOLDING CORPORATION
(A Development Stage Company)
(Formerly known as FRS Group Inc.)

STATEMENT OF CASH FLOWS

For the Years Ended December 31, 2008 and 2007
And the Period February 24, 2005 (Date of Inception) to December 31, 2008

	2008	2007	Feb. 24, 2005 (Inception) to Dec. 31, 2008
Cash flows from operating activities:			
Net loss	$ (200)	$ (200)	$ (8,207)
Adjustments to reconcile net loss to net cash used in operating activities:			
Increase in:			
Accounts payable	200	200	3,207
Net cash used in operating activities	-	-	(5,000)
Cash flows from financing activities:			
Issuance of common stock	-	-	5,000
Net cash provided by financing activities	-	-	5,000
Net increase in cash	-	-	-
Cash, January 1 or from inception	-	-	-
Cash, December 31	$ -	$ -	$ -

F-3

STADIUM ENTERTAINMENT HOLDING CORPORATION
(A Development Stage Company)
(Formerly known as FRS Group Inc.)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Period from February 24, 2005 (Date of Inception) to December 31, 2008

	Common Stock	Additional Paid-In Capital	Deficit Accumulated During the Development Stage	Less Subscription Receivable	Total Stockholders' Equity
Issued 50,000,000 Shares of Par Value $.001 issued to the Founders in exchange for a subscription receivable on Feb. 24, 2005.	50,000			(50,000)	-
Issued 5,000,000 Shares of Par Value $.001 issued in 504 offering Feb. 24, 2005	5,000				5,000
Reverse stock split	(36,667)	36,667			-
Net loss			(7,607)		(7,607)
Balance, December 31, 2005	18,333	36,667	(7,607)	(50,000)	(2,607)
Net Loss			(200)		(200)
Balance, December 31, 2006	18,333	36,667	(7,807)	(50,000)	(2,807)
Net loss			(200)		(200)
Balance, December 31, 2007	18,333	36,667	(8,007)	(50,000)	(3,007)
Issued 20,000,000 Shares of Par Value $.001 issued to the Founders in exchange for a Subscription receivable in August 2008.	20,000			(20,000)	-
Reverse stock split	(13,333)	13,333			-
Net loss			(200)		(200)
Additional paid-in capital					-
Balance, December 31, 2008	$ 25,000	$ 50,000	$ (8,207)	$ (70,000)	$ (3,207)

STADIUM ENTERTAINMENT HOLDING CORP.
(FORMERLY FRS GROUP, INC.)
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS

1. **Organization**

Stadium Entertainment Holding Corp. (the "Company"), formerly known as FRS Group, Inc., was incorporated under the laws of the State of Nevada on February 23, 2005 to design and create prototypes for a wide range of outdoor gear. The Company did not generate any revenues from these activities and in August 2008 abandoned its original business plan. Since August 2008, the Company's intention has been to serve as a vehicle to effect an asset acquisition, merger, exchange of capital stock or other business combination with a domestic or foreign business entity. It is currently in the development stage.

2. **Summary of Significant Accounting Policies**

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition

In accordance Staff Accounting Bulletin No. 104 ("SAB 104"), "Revenue Recognition", the Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collection is reasonably assured.

In accordance with industry practice and as is customary in many territories, certain products, such as CD's, are sold to customers with the right to return unsold items. Under Statement of Standards No. 48, "Revenue When Right of Return Exists," revenue from such sales are recognized when the products are shipped based on gross sales less a provision for estimated returns. Revenues from the sale of recorded music products through digital distribution channels are recognized when the products are sold and do not establish a provision for customer returns.

In determining estimated returns management will analyze historical trends, current economic trends, changes in customer demand and customer acceptance of our product. Based on this information, management reserves a percentage of each dollar of product sales to provide for estimated customer returns.

On January 20, 2009, the Company granted an exclusive distributor the rights to distribute all records produced by the Company for 36 months following the release of the initial album, including CD and digital sales. The distribution agreement established specific policies pertaining to returns, price protection and payment terms as described below.

The Company has sole responsibility for merchandise returned to the distributor by customers. Returns will be reported to the Company in a monthly report as an adjustment to gross sales. In addition the Company will be assessed a processing fee by the distributor on a per unit basis of all returned items plus any additional costs related to refurbishing damaged inventory.

Inventory is considered the possession of the Company and therefore the need to return inventory to the end user is not necessary. If inventory remains unsold for a determined period of time the distributor will charge the Company a fee on a per unit basis for continued storage if the product has had annual dollar net sales of less than $15,000.

The Company designates the wholesale price from price list categories maintained by the distributor. The Company will have to provide written authorization for program discounts issued to customers unless the discount is generally applicable across the distributor's entire catalog.

The distributor is required to submit payments three months following the close of the shipping month. The Company is entitled to collect one hundred percent of adjusted net sales subject to withholding of reserves (25% of gross sales less program discount for products that are subject to returns), the recoupment of any unrecouped advances by the distributor, and any additional costs incurred by the distributor on behalf of the Company as mentioned in the distribution agreement. In accordance with the distribution agreement adjusted net sales are calculated by reducing net sales by the distribution fee, manufacturing charges, the dollar amount of any customer invoices that remain outstanding for greater than 180 days following issuance of applicable invoices (less any distribution fee paid on these invoices), and Mobile/AV digitization charges. Net sales are determined by subtracting gross sales by discounts, returns, rebates, credits and adjustments.

Income Taxes

Income taxes are provided using the asset and liability method presented by FASB Statement No. 109, "Accounting for Income Taxes" ("FAS 109"). Under this method, income taxes (i.e., deferred tax assets, taxes currently payable/refunds receivable and tax expense) are recorded based on amounts refundable or payable in the current fiscal year and include the results of any differences between U.S. GAAP and tax reporting. Deferred income taxes reflect the tax effect of net operating loss, capital loss and general business credit carryforwards and the net tax effects of temporary differences between carrying amount of assets and liabilities for financial statements and income tax purposes, as determined under enacted tax laws and rates. Valuation allowances are established when management determines that it is more likely than not that some

portion or the entire deferred tax asset will not be realized. The financial effect of changes in tax laws is accounted for in the period of enactment.

Stadium Entertainment Holding Corp. is a corporation for federal and state income tax reporting purposes. In light of the current year net operating loss incurred, the Company has recorded a benefit for federal and state deferred taxes in the amount of $3,278 which has been recorded as a deferred tax asset and is the total accumulated deferred tax asset as of December 31, 2008. The Company has not provided for a valuation allowance against the deferred tax asset inasmuch as it expects to utilize the entire net operating losses against future taxable income. Total net operating loss incurred since inception was $8,207 and will expire in 2028. See Note 6 for detailed breakdown of deferred tax asset and income tax benefit.

New Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing application of a more likely than not threshold to the recognition and derecognition of uncertain tax positions. FIN 48 also prescribes guidance on measurement, classification, interest and penalties, accounting for interim periods, and disclosures. The Company has elected to defer the application of FIN 48 until fiscal years beginning after December 15, 2008. Although the Company has elected to defer disclosure under FIN 48, its policy for evaluating uncertain tax positions may not be deferred. Accordingly, the Company will assess its income tax positions and record tax benefits based upon management's evaluation of the facts, circumstances, and information available at the reporting dates. The impact of this standard is not expected to be material to the Company's financial statements.

Fair Value of Financial Instruments

The Company estimates the fair value of financial instruments using available market information and valuation methods. Considerable judgment is required in estimating fair value. Accordingly, the estimates of fair value may not be indicative of the amounts the Company could realize in a current market exchange. As of December 31, 2008, the carrying value of accounts payable and accrued expenses approximated fair value due to the short-term nature and maturity of these instruments.

Loss per Common Share

Basic loss per common share is computed by dividing the loss attributable to common stockholders by the weighted average number of common shares outstanding during the periods. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. There were no dilutive financial instruments issued or outstanding for any of the periods presented through December 31, 2008.

3.   **Development Stage Activities and Going Concern**

The Company is currently a development stage entity because operations have commenced but significant revenue has not been generated therefrom. The Company has devoted most of their efforts to raising capital, developing markets and starting up productions. Accordingly, the accompanying financial statements have incorporated the additional information required by SFAS 7 for development stage entities.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is a development stage enterprise and since inception, has experienced recurring losses from operations and negative cash flows from operations. These conditions create an uncertainty as to the Company's ability to continue as a going concern.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The Company has not established any source of revenue to cover its operating costs, and as such, has incurred an operating loss since inception. These and other factors raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

4.   **Capital Stock**

Upon the formation of the Company, 16,666,667 shares of common stock were issued to the founding shareholder for an aggregate purchase price of $50,000. In April 2005, the Company issued 1,666,667 shares of common stock in a private offering for an aggregate purchase price of $5,000. In August 2008, the Company issued 6,666,666 shares of common stock in a private offering for an aggregate purchase price of $20,000.

5.   **Reverse Stock Split**

In December 2008, the Company effected a one-for-three (1-for-3) reverse split of its common stock as further described in the amended and restated certificate of incorporation. All share and per share amounts disclosed in the financial statements give retroactive effect to the reverse split.

6.   **Income Taxes**

Deferred tax as of December 31, 2008 consisted of the following:

Tax credit carryforward	$ 3,278
Total deferred tax asset	$ 3,278

Valuation allowance	$ (3,278)
Net deferred tax asset	$ 0

7. Subsequent Event

On January 1, 2009, the Company and the stockholders of Stadium Entertainment Corporation, a Delaware corporation, entered into an Exchange Agreement pursuant to which the stockholders of Stadium Entertainment Corporation exchanged all of the issued and outstanding shares of Stadium Entertainment Corporation common stock (200 shares) for an aggregate of 75,000,000 shares of common stock of the Company. As a result of the Share Exchange, Stadium Entertainment Corporation became a wholly owned subsidiary of the Company. Stadium Entertainment Corporation is a development stage company which was formed to produce, market and distribute prerecorded music products of established recording artists to raise funds for charitable and philanthropic organizations and generate revenues from its activities. Stadium Entertainment Corporation also plans to produce live events and concerts, assist artists in the development of their careers and provide distribution services for other record companies.

STADIUM ENTERTAINMENT HOLDING CORP.

BALANCE SHEET

September 30, 2009

Assets

Current

Cash	$	7,694
Accounts receivable, less allowance for returns		
of $9,733		59,599
Inventory		4,877
Prepaid expenses		846
Employee advances		22,000
Artist advance royalties recoupable within one year		64,891
Total current assets		159,907
Artist advance recoupable after one year		413,175
Total assets	$	573,082

Liabilities

Current

Accounts payable and accrued expenses	$	297,185
Royalty payable		9,995
Accrued interest		189,800
Deferred income		47,592
Loans payable		1,889,800
Total current liabilities		2,434,372
Total liabilities		2,434,372

Stockholders' equity (deficit)

Common stock	100,000
Unexercised stock options	113,000
Additional paid in capital	(33,007)
Accumulated deficit	(1,971,283)
	(1,791,290)
Less: subscription receivable	(70,000)
Total stockholders' equity (deficit)	(1,861,290)

Total liabilities and stockholders' equity	$	573,082

63

STADIUM ENTERTAINMENT HOLDING CORP.

STATEMENT OF OPERATIONS

For the Period January 1, 2009 to September 30, 2009

Revenue

Sales, net of provision for estimated
returns of $59,183 $ 115,206

Cost of sales

Product costs   8,871
Royalties   9,995
Licensing fees   16,290
Non-recoupable production costs   35,024

    Total cost of sales   70,180

      Gross profit   45,026

Operating expenses
Selling, general and administrative expenses   817,118

    Total operating expenses   817,118

      Loss from operations   (772,092)

Other expense
  Interest income   9
Interest expense   (125,459)

    Total other expense   (125,450)

      Loss before income taxes   (897,542)

Provision for income taxes   1,244

      Net Loss $ (898,786)

      (Loss) per common share $ (0.01)

      Weighted average shares outstanding   100,000,000

STADIUM ENTERTAINMENT HOLDING CORP.

STATEMENT OF CASH FLOWS

For the Period January 1, 2009 to September 30, 2009

Cash flows from operating activities:

Net loss	$	(898,786)
Adjustments to reconcile net loss to		
net cash used in operating activities:		
Non-cash, stock based compensation expense		113,000
Increase in:		
Accounts receivable		(59,599)
Inventory		(4,877)
Prepaid expenses		1,224
Employee Advances		(22,000)
Artist advance royalties recoupable within one year		102,851
Artist advance recoupable after one year		(245,433)
Increase in:		
Accounts payable & accrued expenses		291,404
Royalty payable		9,995
Accrued interest		125,359
Deferred income		47,592
Net cash used in operating activities		(539,270)

Cash flows from financing activities:

Proceeds from loan payable		525,000
Net cash provided by financing activities		525,000
Net increase in cash		(14,270)
Cash, January 1, 2009		21,964
Cash, September 30, 2009	$	7,694

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65

STADIUM ENTERTAINMENT HOLDING CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Period January 1, 2009 to September 30, 2009

	Common Stock	Additional Paid-In Capital	Unexercised Stock Options	Accumulated Deficit	Less Subscription Receivable	Total Stockholders' Equity
Balance, January 1, 2009	75,000	(74,800)	-	(1,072,497)	-	(1,072,297)
Issuance of 25,000,000 shares to shareholders of Stadium Entertainment Holding as per share exchange agreement completed January 1, 2009.	25,000					25,000
Net adjustment to subscribtion receivable per share exchange agreement					(70,000)	(70,000)
Net adjustment to additonal paid-in capital per share exchange agreement		41,793				41,793
Issuance of 3,000,000 shares of Unexcercised stock options			113,000			113,000
Net loss				(898,786)		(898,786)
Balance, September 30, 2009	$ 100,000	$ (33,007)	$ 113,000	$ (1,971,283)	$ (70,000)	$ (1,861,290)

STADIUM ENTERTAINMENT HOLDING CORP.

NOTES TO THE FINANCIAL STATEMENTS

1. Organization and Basis of Presentation

Stadium Entertainment Holding Corp. (the "Company"), formerly known as FRS Group, Inc., was incorporated under the laws of the State of Nevada on February 23, 2005 to design and create prototypes for a wide range of outdoor gear. The Company did not generate any revenues from these activities and in August 2008 abandoned its original business plan. Since August 2008, the Company's intention has been to serve as a vehicle to effect an asset acquisition, merger, exchange of capital stock or other business combination with a domestic or foreign business entity.

On January 1, 2009, the Company entered into a Share Exchange Agreement ("reverse merger") with Stadium Entertainment Corp. ("Stadium"), a Delaware corporation, and its stockholders pursuant to which the Company agreed to acquire 100 percent of outstanding shares of Stadium in exchange for 75,000,000 shares of the Company. The reverse merger has been recorded as a recapitalization of the Company, with the net assets of Stadium and the Company brought forward at their historical bases. The costs associated with the reverse merger have been expensed as incurred.

The Company now intends to produce, market and distribute prerecorded music products of established recording artists to raise funds for charitable and philanthropic organizations and generate revenues for the Company. The Company also plans to produce live events and concerts, assist artists in the development of their careers and provide distribution services for other record companies.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements. The financial statements have prepared by the Company, without audit. Certain information and disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have condensed or omitted. These financial statements reflect all adjustments (consisting only of normal recurring adjustments) that, in the opinion of management, are necessary to present fairly the financial position, results of operations and cash flows of the Company for the periods presented. The results of operations for the three month period presented are not necessarily indicative of the results to be expected for the full year.

67

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents

The Company considers all cash on hand, cash accounts without withdrawal restrictions, and highly liquid investments with a maturity of three months or less at the date of purchase to be considered cash and cash equivalents.

Revenue Recognition

In accordance Staff Accounting Bulletin No. 104 ("SAB 104"), "Revenue Recognition", the Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collection is reasonably assured.

In accordance with industry practice and as is customary in many territories, certain products, such as CD's, are sold to customers with the right to return unsold items. Under Statement of Standards No. 48, ("FAS 48") "Revenue When Right of Return Exists," revenues from such sales are recognized when the products are shipped by the distributor and are based on gross sales less a provision for estimated returns. Revenues from the sale of recorded music products through digital distribution channels are recognized when the products are downloaded and the electronic payment has posted. The Company does not establish a provision for customer returns for digital download sales.

In determining estimated returns management will analyze historical industry trends, current economic trends, changes in customer demand and customer acceptance of our product. Based on this information, management reserves a percentage of each dollar of product sales to provide for estimated customer returns. Based on management's experience in the industry and historical returns the Company has established an initial provision of thirty five percent (35%) of CD sales.

On January 20, 2009, the Company granted an exclusive distributor the rights to distribute all records produced by the Company for 36 months following the release of the initial album, including CD and digital sales. The distribution agreement established specific policies pertaining to returns, price protection and payment terms as described below.

The Company has sole responsibility for merchandise returned to the distributor by customers. Returns will be reported to the Company in a sales report provided by the

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68

distributor as an adjustment to gross sales. In addition the Company will be assessed a processing fee by the distributor on a per unit basis of all returned items plus any additional costs related to refurbishing damaged inventory.

Inventory is considered the possession of the Company as the distributor does not take ownership under the terms of the agreement. If inventory remains unsold for a determined period of time the distributor will charge the Company a fee on a per unit basis for continued storage if the product has had annual dollar net sales of less than $15,000. See Inventory note under Summary of Significant Accounting Policies for accounting treatment.

The Company designates the wholesale price from price list categories maintained by the distributor. The Company will have to provide written authorization for program discounts issued to customers unless the discount is generally applicable across the distributor's entire catalog.

The distributor is required to submit payments three months following the close of the shipping month. The Company is entitled to collect one hundred percent of adjusted net sales subject to withholding of reserves (25% of gross sales less program discount for products that are subject to returns), the recoupment of any unrecouped advances by the distributor, and any additional costs incurred by the distributor on behalf of the Company as mentioned in the distribution agreement. In accordance with the distribution agreement adjusted net sales are calculated by reducing net sales by the distribution fee, manufacturing charges, the dollar amount of any customer invoices that remain outstanding for greater than 180 days following issuance of applicable invoices (less any distribution fee paid on these invoices), and Mobile/AV digitization charges. Net sales are determined by subtracting gross sales by discounts, returns, rebates, credits and adjustments.

The following sets forth components of net sales for the nine months ended September, 30 2009.

Gross CD Sales –	$169,097
Digital Sales -	7,630
Provision for sales returns and allowances -	(9,733)
Discounts -	(2,338)
Sales Returns -	(49,450)
Net Sales	$115,206

The Company has entered into a licensing agreement with their exclusive distributor with respect to the international release of the album True to the Game. The Company will recognize revenue in accordance with FAS 48 on a percentage basis of net sales. See Note 6 for further detail of the agreement.

In August 2009, the Company established its "Associated Label Division" to increase its emphasis on providing distribution and other services to independent record and

F-16

entertainment companies. The Company plans to structure its arrangements with independent record and entertainment companies to provide for a fixed administrative fee for its services and a distribution fee based upon a percentage of sales. In accordance with Staff Accounting Bulletin No. 104 ("SAB 104"), "Revenue Recognition", the Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collection is reasonably assured. The Company will recognize revenue related to the fixed administrative fee ratably over the service life of the contract in accordance with SAB 104. The distribution fee charged based on a percentage of gross product sales will be accounted for in accordance with FAS 48.

The accounting issue that will arise in these arrangements is whether the Company should report revenue based on the "gross" amount billed to independent record and entertainment companies or on the "net" amount received from the customer after distribution fees have been paid to third parties. To the extent revenues are recorded gross (in the full amount billed), any distribution fees are recorded as expenses so that the net amount (gross revenues, less expenses) flows through operating income. As a result, the impact on net income is the same, whether the Company records the revenue on a gross or net basis.

The Company will record revenue on a gross or net basis based on the terms of the arrangement. The Company will evaluate each agreement to determine if they are acting as the "principal" or as an "agent" in the transaction. The Company will report revenue on a gross basis if they are acting as principal in the arrangement and on a net basis if they are acting as an agent.

In determining whether the Company serves as principal or agent in these arrangements, the Company follows the guidance in EITF 99-19, *"Reporting Revenue Gross as a Principal versus Net as an Agent"* ("EITF 99-19"). Pursuant to such guidance, the Company serves as the principal in transactions where the Company has the substantial risks and rewards of ownership. The indicators that the Company has substantial risks and rewards of ownership are as follows:

- the Company is the supplier of the products or services to customer;
- the Company has latitude in establishing prices;
- the Company has the contractual relationship with the ultimate customer;
- the Company modifies and services the product purchased to meet the ultimate customer specifications;
- the Company has discretion in supplier selection; and
- the Company has credit risk

Conversely, pursuant to EITF 99-19, the Company serves as agent in arrangements where the Company does not have substantial risks and rewards of ownership. The indicators that the Company does not have substantial risks and rewards of ownership are as follows:

- the supplier (not Stadium Entertainment Holding Corp.) is responsible for providing the product or service to the customer;
- the supplier (not Stadium Entertainment Holding Corp.) has latitude in establishing prices;
- the amount the Company earns is fixed;
- the supplier (not Stadium Entertainment Holding Corp.) has credit risk; and
- the supplier (not Stadium Entertainment Holding Corp.) has general inventory risk for a product before it is sold.

Based on the above criteria, the Company will record the distribution of product on behalf of third-party record labels on a gross basis, subject to the terms of the contract.

Inventory

Inventories consist of CD's and related music products. Inventory is stated at lower of cost or net realizable value. Cost is determined using a first-in, first-out ("FIFO") methodology. Returned goods included in inventory are valued at net realizable value, but not in excess of cost. Processing and refurbishing costs of returned inventory are expensed as incurred.

Income Taxes

Income taxes are provided using the asset and liability method presented by FASB Statement No. 109, "Accounting for Income Taxes" ("FAS 109"). Under this method, income taxes (i.e., deferred tax assets, taxes currently payable/refunds receivable and tax expense) are recorded based on amounts refundable or payable in the current fiscal year and include the results of any differences between U.S. GAAP and tax reporting. Deferred income taxes reflect the tax effect of net operating loss, capital loss and general business credit carryforwards and the net tax effects of temporary differences between carrying amount of assets and liabilities for financial statements and income tax purposes, as determined under enacted tax laws and rates. The financial effect of changes in tax laws is accounted for in the period of enactment. Valuation allowances are established when management determines that it is more likely than not that some portion or the entire deferred tax asset will not be realized in accordance with SFAS 109. In circumstances where there is sufficient negative evidence, establishment of a valuation allowance must be considered. The Company believes that losses since inception represent sufficient negative evidence to consider a valuation allowance under the provisions SFAS 109. As a result, the Company determined that its deferred tax assets required the establishment of a valuation allowance.

The realization of the remaining deferred tax assets is primarily dependent on forecasted future taxable income. The valuation allowance that has been established will be maintained until there is sufficient positive evidence to conclude that it is more likely than not that such assets will be realized. An ongoing pattern of profitability will generally be considered as sufficient positive evidence. Our income tax expense recorded in the future may be reduced to the extent of offsetting decreases in our valuation

allowance. The establishment and reversal of valuation allowances could have a significant positive or negative impact on future earnings.

Stadium Entertainment Corp. is a corporation for federal and state income tax reporting purposes. In light of the current year net operating loss incurred, the Company has recorded a benefit for federal and state deferred taxes in the amount of $562,481 which has been recorded as a deferred tax asset. The Company has provided a valuation allowance for the entire portion of the deferred tax asset due to the sufficient negative evidence present. Total net operating loss incurred since inception was $1,341,209 and will expire in 2028. See Note 8 for detailed breakdown of deferred tax asset.

Fair Value of Financial Instruments

The Company estimates the fair value of financial instruments using available market information and valuation methods. Considerable judgment is required in estimating fair value. Accordingly, the estimates of fair value may not be indicative of the amounts the Company could realize in a current market exchange. As of September 30, 2009, the carrying value of accounts payable and accrued expenses approximated fair value due to the short-term nature and maturity of these instruments.

Loss per Common Share

Basic loss per share is computed by dividing the net loss attributable to the common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. There were no dilutive financial instruments issued or outstanding for the period ended September 30, 2009.

3. **Development Stage Entity and Going Concern**

As of September 30, 2009 the Company is no longer considered to be in the development stage as the Company has recognized significant revenue from operations. The Company had been considered a development stage entity for the year ended December 31, 2008 has principal operations had commenced, but the Company had not generated significant revenues therefrom.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. While the management of the Company believes that the Company will be successful in its capital formation and operating activities, there can be no assurance that it will be able to raise additional capital, or be able to generate sufficient revenues to sustain its operations. These conditions create an uncertainty as to the Company's ability to continue as a going concern.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The Company has not established a significant source of revenue to cover its operating costs, and as such, has incurred an operating loss since inception. These and other factors raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

4. Artist Advances

The Company paid advances to artists and producers with respect to future sales. The Company accounts for these advanced payments under the related guidance in Statement of Financial Accounting Standard No. 50, "Financial Reporting in the Record and Music Industry" ("FAS 50"). Under FAS 50, the Company capitalized as assets advanced payments that management believes are recoverable from future sales.

Management's decision to capitalize an advance to an artist or producer as an asset requires significant judgment as to the recoverability of those assets. The recoverability of these assets is assessed upon initial commitment of the advance based upon management's anticipated revenues from sales of future music and publishing related products. In determining whether these amounts are recoverable, management evaluates the current and past popularity of the artist, the initial or expected commercial acceptability of the product, the current and past genre of music that the product is designed to appeal to, and other relevant factors. Any portion of such advances not deemed to be recoupable from future royalties is expensed at the balance sheet date. All advances are assessed continuously and at a minimum on a quarterly basis.

As of September 30, 2009 the Company had $478,066 of advances on the balance sheet, of which $64,891 is considered current, as the Company anticipates recouping this amount within a period of one year or less. As of September 30, 2009 $16,290 of advances had been expensed.

With respect to the $478,066 of artist advances discussed above, $461,292 pertains to the signing of license agreements with the artists and producers and $16,774 relates to the completion and delivery of the Master.

5. Loans payable

As of September 30, 2009, the holder of 37.5% of the Company's outstanding shares loaned an aggregate of $1,489,800 to the Company under a loan agreement which provides for interest on the unpaid principal balance at a rate of ten percent (10%) per annum. All amounts payable under the loan became due on February 14, 2009. The lender has not agreed to extend the maturity date of the loan and no assurance can be given that the lender will not elect to pursue remedies against us. A substantial portion of

the proceeds of this offering will be used to repay this debt, which will reduce the amount of funds available to support our business operations. The loan is secured by all of the Company's rights, title and interest in its compilation album commemorating the Negro Baseball League Museum and any sequels thereto, including the Company's rights in the master recording included in the album, its agreement with the Negro Baseball League Museum and all contracts products and proceeds of any of the foregoing.

In July 2009, the holder of 37.5% of the Company's outstanding shares agreed to extend the date by which interest on the $1,489,800 loan made by it to the Company must be paid until the earlier of June 30, 2010 or the Company's receipt of $2,500,000 or more of cash proceeds from the Company's proposed offering of common stock under Regulation A of the Securities Act of 1933, as amended.

During the period ending September 30, 2009 the Company issued $280,000 of short term notes that are convertible into common stock under convertible note agreements which provides for interest on the unpaid principal balance at a rate of ten percent (10%) per annum. All amounts on the note become due as of September 30, 2009. Prior to maturity the holder of the loan has the right to convert this debt into common stock at the conversion price established in the convertible note agreement. The conversion price is equivalent to the greater of 75% of the per share closing market price of the Company's common stock on the first day of reported trading day or $.25. In addition the company borrowed an aggregate of $120,000 during the nine months ended September 30, 2009 which is represented by promissory notes bearing interest at a rate of ten percent (10%) per annum. Of this amount, $100,000 becomes due on November 15, 2009 and $20,000 becomes due on October 28, 2009.

6.   **Deferred Income**

During the period ending September 30, 2009 the Company entered into a licensing agreement with their exclusive distributor related to the international release of their album True to the Game. The Company will receive a percentage of net sales in accordance with the terms of the agreement. Based on the terms of the agreement the distributor agreed to provide an advance to the Company with respect to future sales. As of September 30, 2009 the Company received an advance totaling $47,592.

7.   **Common Stock**

Upon the formation of the Company, 16,666,667 shares (post reverse stock split) of common stock were issued to the founding shareholder for an aggregate purchase price of $50,000. In April 2005, the Company issued 1,666,667 shares (post reverse stock split) of common stock in a private offering for an aggregate purchase price of $5,000. In August 2008, the Company issued 6,666,666 shares (post reverse stock split) of common stock in a private offering for an aggregate purchase price of $20,000.

In December 2008, the Company effected a one-for-three (1-for-3) reverse split of its common stock as further described in the amended and restated certificate of

incorporation. All references contained in the accompanying financial statements and related notes have been adjusted to give effect for the stock split.

On January 1, 2009, the Company acquired, through the share exchange agreement all of the outstanding shares of common stock of Stadium Entertainment Corp. ("Stadium"), and the former stockholders of Stadium were issued an aggregate of 75,000,000 shares of the Company's common stock in exchange for their shares of Stadium common stock. As a result of the share exchange agreement, the former stockholders of Stadium became the majority stockholders of the Company. This transaction was accounted for as a reverse merger and reorganization of capital, with the assets and liabilities of the entities being brought over at their historical cost bases.

The Company has 100,000,000 shares of par value $.001 common stock issued and outstanding as of September 30, 2009.

In August 2009, the Company granted options to acquire an aggregate of 3,000,000 shares of Common Stock to three consultants. The options, which have a term of ten years, have exercise price of $.25 per share. Options with respect to an aggregate of 1,020,000 immediately upon grant and options with respect to an aggregate of 990,000 shares vest on each of the six month and one year of the date of the grant.

The Company accounts for share based payments in accordance with FAS Statement No. 123 (R), "Share Based Payment" ("FAS 123R). FAS 123R requires all share-based payments to non-employees, including grants of stock options, to be recognized as compensation expense based on the fair value of services received or the fair value of equity instruments issued, whichever is more reliably measurable.

In accordance with EITF 96-18 "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services", to account for stock-based compensation issued to non-employees, the Company will measure the services performed based on the date in which the performance commitment was reached and such services will be recorded at fair value of the services rendered. The Company recognized compensation expense of $113,000 as a result of the stock options granted. Granting of stock options of $113,000 is presented as compensation and is included in professional services expense as the options were issued to consultants of the Company. As of September 30, 2009, no options were exercised. The options are presented as Unexercised Stock Options on the Balance Sheet.

8.   **Income Taxes**

Deferred tax as of September 30, 2009 consisted of the following:

Accrued interest	$ 25,738
Charity	1,064
Tax credit carryforward	535,679
Total deferred tax asset	$ 562,481

Valuation Allowance	$ (562,481)
Net deferred tax asset	$ 0

Provision for income taxes for the period ended September 30, 2009 consisted of the following:

Provision for income taxes	$ 1,244

9.   Related Party

During the period ending September 30, 2009 the Company advanced an aggregate of $22,000 to three employees for services performed. Of the $22,000, $10,000 was advanced to a director/shareholder of the Company.

10.   Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Liabilities*" ("SFAS No. 159"), which permits entities to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. An entity would report unrealized gains and losses on items for which the fair value option had been elected in earnings at each subsequent reporting date. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earrings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The decision about whether to elect the fair value option is applied instrument by instrument, with a few exceptions; the decision is irrevocable; and it is applied only to entire instruments and not to portions of instruments. The statement requires disclosures that facilitate comparisons (a) between entities that choose different measurement attributes for similar assets and liabilities and (b) between assets and liabilities in the financial statements of an entity that selects different measurement attributes for similar assets and liabilities. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year provided the entity also elects to apply the provisions of SFAS No. 157. Upon implementation, an entity shall report the effect of the first re-measurement to fair value as a cumulative-effect adjustment to the opening balance of retained earnings. Since the provisions of SFAS No. 159 are applied prospectively, any potential impact will depend on the instruments selected for fair value measurement at the time of implementation. The management of the Company is of the opinion that the adoption of this new pronouncement will not have an impact on its financial statements.

In December 2007, the FASB issued SFAS No. 160, "*Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51*" ("SFAS No. 160"), which establishes accounting and reporting standards to improve the relevance,

comparability, and transparency of financial information in its consolidated financial statements. This is accomplished by requiring all entities, except not-for-profit organizations, that prepare consolidated financial statements to:

a) clearly identify, label, and present ownership interests in subsidiaries held by parties other than the parent in the consolidated statement of financial position within equity, but separate from the parent's equity;

b) clearly identify and present both the parent's and the noncontrolling's interest attributable consolidated net income on the face of the consolidated statement of income;

c) consistently account for changes in parent's ownership interest while the parent retains it controlling financial interest in subsidiary and for all transactions that are economically similar to be accounted for similarly;

d) measure of any gain, loss, or retained noncontrolling equity at fair value after a subsidiary is deconsolidated; and

e) provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners.

This statement also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 is effective for fiscal years and interim periods on or after December 15, 2008. The management of the Company does not expect the adoption of this pronouncement to have a material impact on its financial statements.

In March 2008, the FASB issued FASB Statement No. 161, "*Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement 133*" ("SFAS No. 161"). SFAS No. 161 enhances required disclosures regarding derivatives and hedging activities, including enhanced disclosures regarding how: (a) an entity uses derivative instruments; (b) derivative instruments and related hedged items are accounted for under SFAS No. 133, "*Accounting for Derivative Instruments and Hedging Activities*"; and (c) derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. Specifically, SFAS No. 161 requires:

- Disclosure of the objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation;
- Disclosure of the fair values of derivative instruments and their gains and losses in a tabular format;
- Disclosure of information about credit-risk-related contingent features; and
- Cross-reference from the derivative footnote to other footnotes in which derivative-related information is disclosed.

SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008. Earlier application is encouraged. The management of the Company does not expect the adoption of this pronouncement to have a material impact on its financial statements.

In May 2008, the FASB issued FASB Statement No. 162, *"The Hierarchy of Generally Accepted Accounting Principles"* ("SFAS No. 162"). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States of America. The sources of accounting principles that are generally accepted are categorized in descending order as follows:

a) FASB Statements of Financial Accounting Standards and Interpretations, FASB Statement 133 Implementation Issues, FASB Staff Positions, and American Institute of Certified Public Accountants (AICPA) Accounting Research Bulletins and Accounting Principles Board Opinions that are not superseded by actions of the FASB.

b) FASB Technical Bulletins and, if cleared by the FASB, AICPA Industry Audit and Accounting Guides and Statements of Position.

c) AICPA Accounting Standards Executive Committee Practice Bulletins that have been cleared by the FASB, consensus positions of the FASB Emerging Issues Task Force (EITF), and the Topics discussed in Appendix D of EITF Abstracts (EITF D-Topics).

d) Implementation guides (Q&As) published by the FASB staff, AICPA Accounting Interpretations, AICPA Industry Audit and Accounting Guides and Statements of Position not cleared by the FASB, and practices that are widely recognized and prevalent either generally or in the industry.

SFAS No. 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendment to its authoritative literature. It is only effective for nongovernmental entities; therefore, the GAAP hierarchy will remain in SAS 69 for state and local governmental entities and federal governmental entities. The management of the Company does not expect the adoption of this pronouncement to have a material impact on its financial statements.

On May 26, 2008, the FASB issued FASB Statement No. 163, *"Accounting for Financial Guarantee Insurance Contracts"* ("SFAS No. 163"). SFAS No. 163 clarifies how FASB Statement No. 60, *"Accounting and Reporting by Insurance Enterprises"* ("SFAS No. 60"), applies to financial guarantee insurance contracts issued by insurance enterprises, including the recognition and measurement of premium revenue and claim liabilities. It also requires expanded disclosures about financial guarantee insurance contracts.

The accounting and disclosure requirements of SFAS No. 163 are intended to improve the comparability and quality of information provided to users of financial statements by creating consistency. Diversity exists in practice in accounting for financial guarantee insurance contracts by insurance enterprises under SFAS No. 60, *"Accounting and*

Reporting by Insurance Enterprises." That diversity results in inconsistencies in the recognition and measurement of claim liabilities because of differing views about when a loss has been incurred under FASB Statement No. 5, "*Accounting for Contingencies*" ("SFAS No. 5"). SFAS No. 163 requires that an insurance enterprise recognize a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation. It also requires disclosure about (a) the risk-management activities used by an insurance enterprise to evaluate credit deterioration in its insured financial obligations and (b) the insurance enterprise's surveillance or watch list.

SFAS No. 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years, except for disclosures about the insurance enterprise's risk-management activities. Disclosures about the insurance enterprise's risk-management activities are effective the first period beginning after issuance of SFAS No. 163. Except for those disclosures, earlier application is not permitted. The management of the Company does not expect the adoption of this pronouncement to have material impact on its financial statements.

11. Subsequent Event

In accordance with SFAS No. 165, effective for interim or annual financial periods ending after June 15, 2009, the entity should disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. As such, the Company has evaluated subsequent events through October 28, 2009, the date on which the financial statements were available to be issued and determined no disclosure is necessary.

STADIUM ENTERTAINMENT CORPORATION

(A Development Stage Company)

BALANCE SHEET

December 31, 2008

	(Restated)
Assets	
Current	
Cash	$ 21,964
Prepaid expenses	2,070
Artist advance royalties recoupable within a year	167,742
Total current assets	191,776
Artist advances recoupable after one year	167,742
Total assets	$ 359,518
Liabilities	
Current	
Accrued expenses	$ 2,574
Accrued interest	64,441
Loan payable	1,364,800
Total current liabilities	1,431,815
Total liabilities	1,431,815
Stockholders' equity (deficit)	
Common stock	75,000
Additional paid in capital	(74,800)
Deficit accumulated during the development stage	(1,072,497)
Total stockholders' equity (deficit)	(1,072,297)
Total liabilities and stockholders' equity	$ 359,518



STADIUM ENTERTAINMENT CORPORATION
(A Development Stage Company)

STATEMENT OF OPERATIONS

For the Period January 3, 2008 (Date of Inception) to December 31, 2008

	(Restated)
Revenue	$ -
Cost of Sales	
Non-recoupable production costs	38,453
Total cost of sales	38,453
Gross profit	(38,453)
Operating expenses	
General and administrative expenses	969,603
Total operating expenses	969,603
Loss from operations	(1,008,056)
Other expense	
Interest expense	64,441
Total other expense	64,441
Net loss	$ (1,072,497)
(Loss) per common share	$ 0.01
Weighted average shares outstanding	75,000,000

STADIUM ENTERTAINMENT CORPORATION
(A Development Stage Company)
STATEMENT OF CASH FLOWS
For the Period January 3, 2008 (Date of Inception) to December 31, 2008

	(Restated)
Cash flows from operating activities:	
Net loss	$ (1,072,497)
Adjustments to reconcile net loss to	
net cash used in operating activities:	
Increase in:	
Prepaid expenses	(2,070)
Artist advance royalties	(335,484)
Increase in:	
Accrued expenses	2,574
Accrued interest	64,441
Net cash used in operating activities	(1,343,036)
Cash flows from financing activities:	
Issuance of common stock	200
Proceeds from loan payable	1,364,800
Net cash provided by financing activities	1,365,000
Net increase in cash	21,964
Cash, January 1, 2008	-
Cash, December 31, 2008	$ 21,964

F-29

STADIUM ENTERTAINMENT CORPORATION
(A Development Stage Company)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Period January 3, 2008 (Date of Inception) to December 31, 2008

	Common Stock	Additional Paid-In Capital	Deficit Accumulated During the Development Stage	Total Stockholders' Equity
Balance, January 1, 2008	-	-	-	-
Issuance of 75,000,000 shares of common stock on Jan. 1, 2009 presented retroactively as if the share exchange agreement occurred on January 3, 2008 when the Company was formed.	75,000			75,000
Net loss (Restated)			(1,072,497)	(1,072,497)
Net adjustment to additional paid-in capital per share exchange agreement.		(74,800)		(74,800)
Balance, December 31, 2008 (Restated)	$ 75,000	$ (74,800)	$ (1,072,497)	$ (1,072,297)

STADIUM ENTERTAINMENT CORPORATION ·
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS

1.   Organization

Stadium Entertainment Corporation (the "Company") was incorporated under the laws of the
State of Delaware on January 3, 2008. The Company is a development stage company which was
formed to produce market and distribute prerecorded music products of established recording
artists to raise funds for charitable and philanthropic organizations and generate revenues for the
Company. The Company also plans to produce live events and concerts, assist artists in the
development of their careers and provide distribution services for other record companies.

The footnote disclosures and accompanying financial statements are prepared to give retroactive
effect to a share exchange agreement ("reverse merger") commenced on January 1, 2009
between the Company and Stadium Entertainment Holding Corp. ("Holding").

2.   Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in
understanding the Company's financial statements. The financial statements and notes are
representations of the Company's management, which is responsible for their integrity and
objectivity. These accounting policies conform to accounting principles generally accepted in
the United States of America and have been consistently applied in the preparation of the
financial statements.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally
accepted in the United States of America, requires management to make estimates and
assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent
assets and liabilities as of the date of the financial statements and the reported amounts of
revenues and expenses during the reporting period. Actual results may differ from those
estimates.

Income Taxes

Income taxes are provided using the asset and liability method presented by FASB Statement
No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under this method, income taxes (i.e.,
deferred tax assets, taxes currently payable/refunds receivable and tax expense) are recorded
based on amounts refundable or payable in the current fiscal year and include the results of any
differences between U.S. GAAP and tax reporting. Deferred income taxes reflect the tax effect
of net operating loss, capital loss and general business credit carryforwards and the net tax
effects of temporary differences between carrying amount of assets and liabilities for financial
statements and income tax purposes, as determined under enacted tax laws and rates. The
financial effect of changes in tax laws is accounted for in the period of enactment.

Valuation allowances are established when management determines that it is more likely than not that some portion or the entire deferred tax asset will not be realized in accordance with SFAS 109. In circumstances where there is sufficient negative evidence, establishment of a valuation allowance must be considered. The Company believes that losses since inception represent sufficient negative evidence to consider a valuation allowance under the provisions SFAS 109. As a result, we determined that our deferred tax assets required the establishment of a valuation allowance.

The realization of the remaining deferred tax assets is primarily dependent on forecasted future taxable income. The valuation allowance that has been established will be maintained until there is sufficient positive evidence to conclude that it is more likely than not that such assets will be realized. An ongoing pattern of profitability will generally be considered as sufficient positive evidence. Our income tax expense recorded in the future may be reduced to the extent of offsetting decreases in our valuation allowance. The establishment and reversal of valuation allowances could have a significant positive or negative impact on future earnings.

Stadium Entertainment Corp. is a corporation for federal and state income tax reporting purposes. In light of the current year net operating loss incurred, the Company has recorded a benefit for federal and state deferred taxes in the amount of $559,203 which has been recorded as a deferred tax asset. The Company has provided a valuation allowance for the entire portion of the deferred tax asset due to the sufficient negative evidence present. Total net operating loss incurred since inception was $1,333,002 and will expire in 2028. See Note 7 for detailed breakdown of deferred tax asset.

New Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing application of a more likely than not threshold to the recognition and derecognition of uncertain tax positions. FIN 48 also prescribes guidance on measurement, classification, interest and penalties, accounting for interim periods, and disclosures. The Company has elected to defer the application of FIN 48 until fiscal years beginning after December 15, 2008. Although the Company has elected to defer disclosure under FIN 48, its policy for evaluating uncertain tax positions may not be deferred. Accordingly, the Company will assess its income tax positions and record tax benefits based upon management's evaluation of the facts, circumstances, and information available at the reporting dates. The impact of this standard is not expected to be material to the Company's financial statements.

Fair Value of Financial Instruments

The Company estimates the fair value of financial instruments using available market information and valuation methods. Considerable judgment is required in estimating fair value. Accordingly, the estimates of fair value may not be indicative of the amounts the Company could realize in a current market exchange. As of December 31, 2008, the carrying value of accounts payable and accrued expenses approximated fair value due to the short-term nature and maturity of these instruments.

Loss per Common Share

Basic loss per common share is computed by dividing the loss attributable to common stockholders by the weighted average number of common shares outstanding during the periods. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. There were no dilutive financial instruments issued or outstanding for any of the periods presented through December 31, 2008.

3.   Development Stage Activities and Going Concern

The Company is currently a development stage entity because operations have commenced but significant revenue has not been generated therefrom. The Company has devoted most of their efforts to raising capital, developing markets and starting up productions. Accordingly, the accompanying financial statements have incorporated the additional information required by SFAS 7 for development stage entities.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is a development stage enterprise and since inception, has experienced recurring losses from operations and negative cash flows from operations. These conditions create an uncertainty as to the Company's ability to continue as a going concern.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The Company has not generated revenues to cover its operating costs, and as such, has incurred an operating loss since inception. Further, as of December 31, 2008, the cash resources of the Company were insufficient to meet its current business plan. These and other factors raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

4.   Artist Advances

The Company paid advances to artists and producers with respect to future sales. The Company accounts for these advanced payments under the related guidance in Statement of Financial Accounting Standard No. 50, "Financial Reporting in the Record and Music Industry" ("FAS 50"). Under FAS 50, the Company capitalized as assets advanced payments that management believes are recoverable from future sales.

Management's decision to capitalize an advance to an artist or producer as an asset requires significant judgment as to the recoverability of those assets. The recoverability of these assets is assessed upon initial commitment of the advance based upon management's anticipated revenues from sales of future music and publishing related products. In determining whether these

amounts are recoverable, management evaluates the current and past popularity of the artist, the initial or expected commercial acceptability of the product, the current and past genre of music that the product is designed to appeal to, and other relevant factors. Any portion of such advances not deemed to be recoupable from future royalties is expensed at the balance sheet date. As of December 31, 2008 the Company had $335,484 of advances on the balance sheet, of which $167,742 is considered current, as the Company anticipates recouping this amount within a period of one year or less. As of December 31, 2008 $0 of advances had been expensed.

With respect to the artist advances discussed above, $318,710 pertain to the signing of license agreements with the artists and producers and $16,774 relates to the completion and delivery of the Master.

5.   Loan payable - shareholder

During the year ended December 31, 2008, the holder of 37.5% of the Company's outstanding shares loaned an aggregate of $1,364,800 to the Company under a loan agreement which provides for interest on the unpaid principal balance at a rate of ten percent (10%) per annum. All amounts payable under the loan become due on February 14, 2009. The loan is secured by all of the Company's rights, title and interest in its compilation album commemorating the Negro Baseball League Museum and any sequels thereto, including the Company's rights in the master recording included in the album, its agreement with the Negro Baseball League Museum and all contracts products and proceeds of any of the foregoing.

6.   Capital Stock

In January 2008, 200 shares of common stock were issued to the founding shareholders of the Company. As a result of the share exchange agreement completed on January 1, 2009 the founding shareholders received 75,000,000 shares of par value $.001 common stock of the surviving company after the reverse merger in exchange for the 200 shares issued and outstanding. To give effect to this transaction the accompanying financial statements have been restated as if the transaction occurred at inception.

The Company has 75,000,000 shares of par value $.001 common stock issued and outstanding as of December 31, 2008.

7.   Income Taxes

Deferred tax as of December 31, 2008 consisted of the following:

Accrued interest	$ 25,738
Charity	1,064
Tax credit carryforward	532,401
Total deferred tax asset	$ 559,203
Valuation allowance	$ (559,203)
Net deferred tax asset	$ 0

8. Subsequent Event

On January 1, 2009, the Company and the stockholders of Stadium Entertainment Holding Corp., a Nevada Corp., entered into a share exchange agreement pursuant to which the stockholders of the Company exchanged their outstanding shares of the Company (200) for 75,000,000 shares of Stadium Entertainment Holding Corp. The accompanying financial statements have been presented as if this share exchange occurred at inception of the Company. As a result of the share exchange agreement, on January 1, 2009, the Company's shareholders became the majority owners of Stadium Entertainment Holding Corp. This transaction was accounted for as a reverse merger and reorganization of capital, with the assets and liabilities of the entities being brought over at their historical cost bases.

9. Supplemental Disclosures of Noncash Financing Activities

To give effect to the reverse merger completed on January 1, 2009, in which the founding shareholders of the Company received 75,000,000 shares in exchange for the 200 shares previously issued, the Company increased common stock and reduced additional paid-in capital by $74,800.

To record the issuance of 25,000,000 shares to the shareholders of Stadium Entertainment Holding Corp. in accordance with the share exchange agreement, the Company increased common stock by $25,000 and additional paid-in capital by $45,000 and reduced subscription receivable by $70,000.

10. Restatement

The Company's previously issued financial statements, submitted to the Securities and Exchange Commission on June 3, 2009 with Offering Form 1-A, have been restated. After discussion with the staff of the Securities and Exchange Commission, the Company's management determined that the net deferred tax asset and income tax benefit were overstated due to the failure to properly establish a valuation allowance in light of the existing negative factors referenced in SFAS 109. See below for the cumulative adjustments. The net loss per share remained unchanged as a result of the adjustment at $(.01).

Changes to Balance Sheet

	As Reported	Adjustments	Restated
Deferred Tax Asset	$ 559,203	$(559,203)	$ 0
Total Assets	$ 918,721	$(559,203)	$ 359,518
Accumulated Deficit	$(513,294)	$(559,203)	$ (1,072,497)
Total Stockholders' Deficit	$(513,094)	$(559,203)	$ (1,072,297)

As of December 31, 2008

Changes to Statement of Operations

	For the Year Ended December 31, 2008		
	As Reported	Adjustments	Restated
Income Tax Benefit	$ 559,203	$(559,203)	$ 0
Net Loss	$(513,294)	$(559,203)	$ (1,072,497)

Changes to Statement of Cash Flows

	For the Year Ended December 31, 2008		
	As Reported	Adjustments	Restated
Net Loss	$(513,294)	$(559,203)	$ (1,072,497)
Adjustment for Deferred Tax Asset	$(559,203)	$ 559,203	$ 0

Changes to Statement of Stockholders' Equity

	For the Year Ended December 31, 2008		
	As Reported	Adjustments	Restated
Net Loss	$(513,294)	$(559,203)	$ (1,072,497)
Accumulated Deficit	$(513,294)	$(559,203)	$ (1,072,497)
Total Stockholders' Deficit	$(513,094)	$(559,203)	$ (1,072,297)

STADIUM ENTERTAINMENT HOLDING CORP.
(A Development Stage Company)

PRO FORMA BALANCE SHEET

December 31, 2008

	(Restated) Stadium Entertainment Corp.	(Restated) Stadium Entertainment Holding, Corp.	Pro Forma Adjustments	(Restated) Pro Forma
Assets				
Current				
Cash	$ 21,964	$ -	$ -	$ 21,964
Prepaid expenses	2,070	-	-	2,070
Artist advance recoupable within one year	167,742	-	-	167,742
Total current assets	191,776	-	-	191,776
Artist advances recoupable after one year	167,742	-	-	167,742
Total assets	$ 359,518	$ -	$ -	$ 359,518
Liabilities				
Current				
Account payable & accrued expenses	2,574	3,207	-	5,781
Accrued interest	64,441	-	-	64,441
Loan payable	1,364,800	-	-	1,364,800
Total current liabilities	1,431,815	3,207	-	1,435,022
Total liabilities	1,431,815	3,207	-	1,435,022
Stockholders' equity (deficit)				
Common stock	75,000	25,000	75,000 (1) (200) (2)	100,000
Additional paid-in capital	(74,800)	50,000	(83,007) (2)	(33,007)
Deficit accumulated during the development stage	(1,072,497)	(8,207)	8,207 (2)	(1,072,497)
	(1,072,297)	66,793	-	(1,005,504)
Less: subscription receivable	-	(70,000)	-	(70,000)
Total stockholders' equity (deficit)	(1,072,297)	(3,207)	-	(1,075,504)
Total liabilities and stockholders' equity	$ 359,518	$ -	$ -	$ 359,518

Notes:

(1) To record the issuance of 75,000,000 shares of common stock by Stadium Entertainment Holding Corp. pursuant to the Share Exchange Agreement dated as of January 1, 2009 among Stadium Entertainment Holding Corp. and the shareholders of Stadium Entertainment

(2) To record the recapitalization of Stadium Entertainment Holding Corp. which occurred as a result of the share exchange transaction.

F-37

STADIUM ENTERTAINMENT HOLDING CORP.
(A Development Stage Company)

PRO FORMA STATEMENT OF OPERATIONS

For the Year Ended December 31, 2008

	(Restated) Stadium Entertainment Corp.	(Restated) Stadium Entertainment Holding, Corp.	Pro Forma Adjustments	Pro Forma
Revenue	$ -	$ -	$ -	$ -
Cost of Sales				
Non-recoupable costs	38,453	-	-	38,453
Total cost of sales	38,453	-	-	38,453
Gross profit	(38,453)	-	-	(38,453)
Operating expenses				
General and administrative expenses	969,603	200	-	969,803
Total operating expenses	969,603	200	-	969,803
Loss from operations	(1,008,056)	(200)	-	(1,008,256)
Other expense	-	-	-	-
Interest expense	64,441	-	-	64,441
Total other expense	64,441	-	-	64,441
Net (loss) income	$ (1,072,497)	$ (200)	$ -	$ (1,072,697)
(Loss) per common share	$ 0.01	$ (0)		$ (0.01)
Weighted Average Shares Outstanding	75,000,000	25,000,000	75,000,000 (1)	100,000,000

Notes:

(1) To record the issuance of 75,000,000 shares of common stock by Stadium Entertainment Holding Corp. pursuant to the Share Exchange Agreement dated as of January 1, 2009 among Stadium Entertainment Holding Corp. and the shareholders of Stadium Entertainment

CA91

PART III. - EXHIBITS

Exhibit Index

Exhibit No.	Description
2.1	Amended and Restated Certificate of Incorporation of Stadium Entertainment Holding Corp. (1)
2.2	By-laws of Stadium Entertainment Holding Corp. (1)
4.1	Form of Subscription Agreement (4)
6.1	Distribution Agreement dated as of January 20, 2009 EMI Global Music Services and Stadium Entertainment Corp. (1)
6.2	License Agreement dated as of March 25, 2008 between Stadium Entertainment Corp. and The Dungeon Studios, Inc. (2)*
6.3	License Agreement dated as of May 12, 2008 between Stadium Entertainment Corp. and Hustlenomics, LLC (2)*
6.4	License Agreement dated as of July 23, 2008 between Stadium Entertainment Corp. and Nappy Boy Digital, LLC (2)*
6.5	License Agreement dated as of June 30, 2008 between Stadium Entertainment Corp. and Street Show Records (2)*
6.6	License Agreement dated as of August 18, 2008 between Stadium Entertainment Corp. and Mental Instruments Music Corp. (2)*
6.7	License Agreement dated as of February 15, 2008, 2008 between Stadium Entertainment Corp. and KDI, Inc. (2)*
6.8	License Agreement dated as of July 8, 2008 between Stadium Entertainment Corp. and Nappy Boy Digital LLC (2)*
6.9	License Agreement dated as of August 19, 2008 between Stadium Entertainment Corp. and Face the Music, LLC (2)*
6.10	License Agreement dated as of August 13, 2008, 2008 between Stadium Entertainment Corp. and Michael Pierre (2)*
6.11	License Agreement dated as of January 9, 2009 between Stadium Entertainment Corp. and Doggy Style Records, Inc. (2)*
6.12	License Agreement dated as of April 22, 2008 between Stadium Entertainment Corp. and Get It Man Entertainment, LLC (2)*

6.13	Loan and Security Agreement dated as of February 14, 2008 between Sandstone, LLC and Stadium Entertainment Corp. (1)
6.14	Agreement dated as of September 1, 2006 between Negro Leagues Baseball Museum and Stadium Records (1)
6.15	Bridge Loan/Convertible Note dated as of February 23, 2009 issued by Stadium Entertainment Holding Corp. to Frank Barbone (2).
6.16	Bridge Loan/Convertible Note dated as of February 25, 2009 issued by Stadium Entertainment Holding Corp. to Brian Gerdts and Alfred Deandrea (2).
6.17	Bridge Loan/Convertible Note dated as of February 23, 2009 issued by Stadium Entertainment Holding Corp. to Marvin Fuchs (2).
6.18	Bridge Loan Grid Note dated as of February 11, 2009 issued by Stadium Entertainment Holding Corp. to Brian Gerdts and Alfred Deandrea (3).
6.19	Bridge Loan Grid Note dated as of March 16, 2009 issued by Stadium Entertainment Holding Corp. to McVille Ventures, Inc. (3).
6.20	Letter Agreement dated July 17, 2009 extending payment of interest under Sandstone, LLC Loan Agreement (3).
6.21	License Agreement dated as of October 1, 2008 between Ms. Natalie Hinds (professionally known as "Macy Gray") (3).*
6.22	Equity Compensation Plan (4).
6.23	Form of Option Agreement (4).
6.24	Agreement dated as of August 1, 2009 between Fisher Foundation, Inc and Stadium Entertainment Holding Corp. (5)
6.25	License Agreement dated as of May 16, 2009 between Stadium Entertainment Corp. and EMI Records Limited (6).
6.26	Letter Agreement dated November 16, 2009 extending payment of $125,000 advance under Sandstone, LLC Loan Agreement (6).
8	Share Exchange Agreement dated as of January 1, 2009 among Stadium Entertainment Corp., Sandstone Investment Partners, LLC, Stadium Entertainment Group, LLC, Camille Barbone, Gary Katz, Jerome Mas and Stadium Entertainment Holding Corp. (1)

11   Opinion of Giordano, Halleran & Ciesla, P.C. (3)

(1)   Filed with the Form 1-A Offering Statement being amended by this Amendment No. 7.

(2)   Filed with Amendment No. 2 to the Form 1-A Offering Statement.

(3)   Filed with Amendment No. 3 to the Form 1-A Offering Statement

(4)   Filed with Amendment No. 4 to the Form 1-A Offering Statement

(5)   Filed with Amendment No. 5 to the Form 1-A Offering Statement

(6)   Filed with Amendment No. 7 to the Form 1-A Offering Statement.

*Certain portions of this exhibit have been omitted based upon a request for confidential treatment. The non-public information has been filed separately with the Securities and Exchange Commission.

SIGNATURES

The Issuer has duly caused this Amendment No. 7 to Offering Statement to be signed on its behalf by the undersigned; thereunto duly authorized, in the City of New York, State of New York, on November 18, 2009

Stadium Entertainment Holding Corp.

By: _____*_____
Name: David Berman
Title: Chief Executive Officer

This Amendment No. 7 to Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date
_____*_____ David Berman	Chief Executive Officer and Director	November , 2009
_____*_____ Gary Katz	Director	November , 2009
Camille Barbone	President, Chief Financial Officer and Director	November 18 2009

* By: _____
Camille Barbone,
As Attorney in Fact

EXHIBITS

Exhibit No.	Description
2.1	Amended and Restated Certificate of Incorporation of Stadium Entertainment Holding Corp. (1)
2.2	By-laws of Stadium Entertainment Holding Corp. (1)
4.1	Form of Subscription Agreement (4)
6.1	Distribution Agreement dated as of January 20, 2009 between EMI Global Music Services and Stadium Entertainment Corp. (1)
6.2	License Agreement dated as of March 25, 2008 between Stadium Entertainment Corp. and The Dungeon Studios, Inc. (2)*
6.3	License Agreement dated as of May 12, 2008 between Stadium Entertainment Corp. and Hustlenomics, LLC (2)*
6.4	License Agreement dated as of July 23, 2008 between Stadium Entertainment Corp. and Nappy Boy Digital, LLC (2)*
6.5	License Agreement dated as of June 30, 2008 between Stadium Entertainment Corp. and Street Show Records (2)*
6.6	License Agreement dated as of August 18, 2008 between Stadium Entertainment Corp. and Mental Instruments Music Corp. (2)*
6.7	License Agreement dated as of February 15, 2008, 2008 between Stadium Entertainment Corp. and KDI, Inc. (2)*
6.8	License Agreement dated as of July 8, 2008 between Stadium Entertainment Corp. and Nappy Boy Digital LLC (2)*
6.9	License Agreement dated as of August 19, 2008 between Stadium Entertainment Corp. and Face the Music, LLC (2)*
6.10	License Agreement dated as of August 13, 2008, 2008 between Stadium Entertainment Corp. and Michael Pierre (2)*
6.11	License Agreement dated as of January 9, 2009 between Stadium Entertainment Corp. and Doggy Style Records, Inc. (2)*

6.12	License Agreement dated as of April 22, 2008 between Stadium Entertainment Corp. and Get It Man Entertainment, LLC (2)*
6.13	Loan and Security Agreement dated as of February 14, 2008 between Sandstone, LLC and Stadium Entertainment Corp. (1)
6.14	Agreement dated as of September 1, 2006 between Negro Leagues Baseball Museum and Stadium Records (1)
6.15	Bridge Loan/Convertible Note dated as of February 23, 2009 issued by Stadium Entertainment Holding Corp. to Frank Barbone (2).
6.16	Bridge Loan/Convertible Note dated as of February 25, 2009 issued by Stadium Entertainment Holding Corp. to Brian Gerdts and Alfred Deandrea (2).
6.17	Bridge Loan/Convertible Note dated as of February 23, 2009 issued by Stadium Entertainment Holding Corp. to Marvin Fuchs (2).
6.18	Bridge Loan Grid Note dated as of February 11, 2009 issued by Stadium Entertainment Holding Corp. to Brian Gerdts and Alfred Deandrea (3).
6.19	Bridge Loan Grid Note dated as of March 16, 2009 issued by Stadium Entertainment Holding Corp. to McVille Ventures, Inc. (3).
6.20	Letter Agreement dated July 17, 2009 extending payment of interest under Sandstone, LLC Loan Agreement (3).
6.21	License Agreement dated as of October 1, 2008 between Ms. Natalie Hinds (professionally known as "Macy Gray") (3).*
6.22	Equity Compensation Plan (4)
6.23	Form of Option Agreement (4).
6.24	Agreement dated as of August 1, 2009 between Fisher Foundation, Inc and Stadium Entertainment Holding Corp. (5)
6.25	License Agreement dated as of May 16, 2009 between Stadium Entertainment Corp. and EMI Records Limited (6).
6.26	Letter Agreement dated November 16, 2009 extending payment of $125,000 advance under Sandstone, LLC Loan Agreement (6).
8	Share Exchange Agreement dated as of January 1, 2009 among Stadium Entertainment Corp., Sandstone Investment Partners, LLC,

Stadium Entertainment Group, LLC, Camille Barbone, Gary Katz,
Jerome Mas and Stadium Entertainment Holding Corp. (1)

11   Opinion of Giordano, Halleran & Ciesla, P.C. (3)

(1)   Filed with the Form 1-A Offering Statement being amended by this Amendment No. 7.

(2)   Filed with Amendment No. 2 to the Form 1-A Offering Statement.

(3)   Filed with Amendment No. 3 to the Form 1-A Offering Statement.

(4)   Filed with Amendment No. 4 to the Form 1-A Offering Statement

(5)   Filed with Amendment No. 5 to the Form 1-A Offering Statement

(6)   Filed with Amendment No. 7 to the Form 1-A Offering Statement

* Certain portions of this exhibit have been omitted based upon a request for confidential treatment. The non-public information has been filed separately with the Securities and Exchange Commission.

::ODMA\PCDOCS\ghcdocs\711771\1

Exhibit 6.25

Exhibit 6.25

99

LICENCE AGREEMENT

THIS AGREEMENT is made the _16th_ day of _MAY_ 2009

BETWEEN:

(1) **STADIUM ENTERTAINMENT CORP.** 206 Bryans Road, Hamptons, New Jersey 08827 USA ("**Licensor**") and

(2) **EMI RECORDS LIMITED** of 27 Wrights Lane, Kensington, London W8 5SW, England ("**Licensee**")

1   Definitions and Interpretation

1.1   In this Agreement the following expressions shall bear the meanings set beside them:-

Album	a group of Licensed Masters which embodies a minimum of 10 (ten) Tracks of different compositions and has a minimum of 45 (forty-five) minutes playing-time.
Artists	the artists or other contributors whose performances are respectively embodied in each Licensed Masters.
Artist Agreements	each and every agreement between Licensor and the respective Artist or service company assigning/licensing rights in and to Licensed Masters to Licensor.
Artwork	all drawings graphics photographs pictures designs motifs or artistic works of any kind delivered to Licensee by Licensor for use in connection with the exploitation of Licensee's licensed rights.
Commencement Date	the date hereof.
Associate	any company which is at the time in question a subsidiary or holding company of Licensee or a subsidiary of any holding company Licensee or a company over which Licensee or any holding company of Licensee has control within the meaning of section 416 of the Income and Corporation Taxes Act 1988.
"Controlled Composition"	means a composition contained in any Licensed Master which is written or composed in whole or in part by any of the Artists' (and if in part to the extent of that part only) or which is owned or controlled directly or indirectly in whole or in part (and if in part to the extent of that part only) by Licensor and/or any of the Artists' or by any person, firm or corporation associated or affiliated with Licensor and/or any of the Artists.
Concept	a particular cause promoted and/or supported by Licensor whether alone or with others.

Concept Agreement	each and every agreement between Licensor and the respective third party individual and/or organisation associated with a specific Concept.
Digital Consumer Price	means Licensee's or its licensee(s) published price to consumers (as opposed to dealers or distributors) of the relevant ETR net of all discounts (howsoever arising) in the country of exploitation at which the relevant ETR is available to consumers less 30%.
Digital Dealer Price	means Licensee's or its licensee(s) published price to dealers or distributors of the relevant ETR net of all discounts (howsoever arising) in the country of exploitation which the relevant ETR is available to dealers or distributors.
ETR	means a Licensed Master or Artwork made available to the public by electronic transmission in such a way that members of the public may access the same from a place and at a time individually chosen by them over a communication medium whether now or hereafter known (including but not limited to transmission or distribution via wired and/or wireless systems, broadband, narrow band or other, Internet, satellite, optical fibre, wire, cable, telephone) and without regard to whether the same is simultaneously performed in an audible fashion during such transmission.
ETR Gross Receipts	means all monies received by Licensee in the United Kingdom (excluding any income from PPL or any other collecting society or under any industry blanket agreement or any other income in respect of which Licensor receives payment directly) and identifiable as being consideration attributable to the exploitation of the applicable ETR.
ETR Net Receipts	means ETR Gross Receipts less all discounts, expenses, costs, liabilities, Taxes and other payments incurred by Licensee in connection with ETRs.
Film	as defined in the UK Copyright Designs and Patents Act 1988.
Licensed Master	each and every Sound Recording or Film (including Sound Recordings synchronised with Film) embodied in any medium or material whatsoever, now or hereinafter owned, controlled or distributed by or licensed to the Licensor but only to the extent that Licensor has rights in such Sound Recording or Film for the Territory.
"Low Price Records", "Low Price Videos" and	

"Low Price ETRs"	Records, Video or ETRs which have a Royalty Calculation Price or Digital Consumer Price or Digital Dealer Price or ETR Net Receipts (as applicable) of one half or less of the Royalty Calculation Price, Digital Consumer Price or Digital Dealer Price or ETR Net Receipts of full price Records, Videos or ETRs of Licensee or its licensees as applicable calculated by reference to Licensee's or its licensee's standard full price Record, Video or ETR category at which the majority of Licensee's or its licensees' full-price Records, Videos or ETRs on a top-line label are issued to dealers distributors or consumers as applicable.
Major Territories	means the following countries: Canada, France, Germany, Australia and Japan;
"Mid Price Records", "Mid Price Videos" and "Mid Price ETRs"	Records, Videos or ETRs which have a Royalty Calculation Price or Digital Consumer Price or Digital Dealer Price or ETR Net Receipts (as applicable) of three-quarters or less but greater than one half of the Royalty Calculation Price, Digital Consumer Price or Digital Dealer Price or ETR Net Receipts of full price Records, Videos or ETRs of Licensee or its licensees as applicable calculated by reference to Licensee's or its licensee's standard full price Record, Video or ETR category at which the majority of Licensee's or its licensees' full-price Records, Videos or ETRs on a top-line label are issued to dealers distributors or consumers as applicable.
New Media Formats	means Records and/or Videos in any configuration whether now known or hereafter devised other than ETRs, audio only CDs, conventional vinyl discs, audio only cassette tapes, mini discs, VHS cassettes and audio visual DVDs
Non Standard Carriers	means a format (physical or otherwise) embodying Licensed Masters and/or the packaging thereof which is manufactured or created to a standard which is more expensive than Licensee's (or its licensee's if applicable) standard manufacturing or other specifications for the relevant format and/or packaging as are applicable at the time of manufacture or creation of the relevant format and/or packaging embodying such Licensed Masters.
Premiums	means physical Records or Videos embodying Licensed Masters which are used to promote the business of a third party (which is not the business of distributing Licensed Masters);

Record

any reproduction of a Licensed Master whether now known or later devised by or through which sounds alone excluding visual images (other than technical data such as credits or lyrics) can be perceived reproduced or otherwise communicated directly and/or with the aid of a machine or other device the content of which is wholly derived from a Licensed Master but excluding Videos and ETRs.

Royalty Rate

means a royalty of twenty percent (20%) in respect of the exploitation of Records, Videos or ETRs in the Territory The Royalty Rate shall be inclusive of any payments which may be or become due to the Phonograph Records Trust Fund and the Special Payments Fund of the AFM and the Pension and Welfare Fund of AFTRA and any other union trust fund or the equivalent thereof and any and all payments which may be or become due to any Artists, producer or other third party.

Royalty Calculation Price

a)   In respect of each Record or Video (as applicable), the price upon which royalties (not being mechanical royalties) due to Licensor hereunder are calculated and shall be Licensee's (or its licensee(s) published price of the relevant Record or Video (as applicable) net of all discounts in the country of sale at which the relevant Record or Video (as applicable) is available to dealers or distributors; or   if no published price exists then such price shall mean the actual price net of all discounts charged for the majority of such Records or Videos (as applicable) by Licensee and its licensees to dealers in such country. Notwithstanding the foregoing and regardless of whether or not a published price to dealer or distributor exists Licensee may elect at its sole discretion that with respect to such Record or Video (as applicable) the said price shall be the price upon which royalties due to Licensee from its licensee(s) in respect of sales of Records or Videos (as applicable) hereunder are calculated by such licensee(s) as agreed on a bona fide arms length basis (EMI hereby confirms that the price upon which royalties (not being mechanical royalties) are calculated to Licensor in respect of Records or Videos embodying any of the Minimum Commitment sold by an Associate outside the United Kingdom shall be 100% of the dealer price (less discounts and all taxes)). EMI agrees to use their best efforts to negotiate with other third party licensees other than an Associate for its royalties to be paid on 100% of the dealer price but failure to reach

such agreement shall not be a breach of this Agreement.

b) In respect of ETRs the price upon which royalties (not being mechanical royalties) due to Licensor hereunder are calculated shall be the relevant Digital Dealer Price; or, if none, Licensee's ETR Net Receipts from the Exploitation of the relevant ETR; or, at Licensee's election the relevant Digital Consumer Price.

c) In each instance detailed above, the price upon which royalties (not being mechanical royalties) due to Licensor hereunder are calculated shall be net of all taxes levied on each Record, Video or ETR (as applicable) from the inception of production thereof up to and including the ultimate sale thereof.

d) In the event that Licensee manufactures any Non Standard Carrier hereunder Licensee may at its election recover the increased cost of such Non Standard Carrier either by way of a proportionate reduction in the royalty payable in respect thereof or by way of an advance to be set against and first deducted from the royalty otherwise payable to Licensor.

e) In respect of Records, Videos and/or ETRs which are distributed subject to a discount (or in respect of which a so-called "retro discount" is applied) or merchandising plan, notwithstanding the foregoing provisions, Licensee shall be entitled to utilise the relevant Royalty Calculation Price, as provided herein, gross of discounts for the purpose of calculating the royalty entitlement hereunder and instead shall be entitled to treat the number of Records, Videos and/or ETRs deemed to have been sold hereunder (and thereby generating a royalty entitlement) as being reduced by the percentage of discount granted

Series a collection of Albums promoting and/or supporting the same Concept. Each Album within the Series shall be referred to in numerical order as "**Part One**", "**Part Two**" and so on.

Sound Recording as defined in the UK Copyright Designs and Patents Act 1988.

Term the period set out in Clause 2.

Territory	World excluding United States of America its territories and possessions and military bases subject to the Third Party Territory.
Third Party Agreement	the applicable Artist Agreement and/or the Concept Agreement.
Third Party Territory	any territorial restrictions under the applicable Third Party Agreement.
Track	an arrangement or version of a composition which when recorded has a minimum total playing time of 2 (two) minutes and 30 (thirty) seconds and is suitable for reproduction on 1 (one) side or as 1 (one) selection (as the case may be) of a so called single play record. If any group of Licensed Masters delivered to Licensee includes Licensed Masters of more than 1 (one) arrangement or version of any composition, all those Licensed Masters will be deemed to constitute 1 (one) Track.
The Trade Mark	the word and device appearing in Schedule I.
UK	United Kingdom of Great Britain and Northern Ireland, Eire, the Isle of Man and the Channel Islands.
Video	a device or other means whether now known or hereafter devised, by or through which sound may be reproduced or transmitted in conjunction with visual images or other sensory stimuli, whether linear or interactive the content of which is wholly derived from a Licensed Master but excluding Records and ETRs.

1.2.   In this Agreement:

1.2.1   Reference to the singular includes reference to the plural and vice versa.

1.2.2   Reference to any clause or a schedule shall be to a clause or a schedule of this Agreement.

1.2.3   Reference to any gender includes a reference to all other genders.

1.2.4   Reference to persons in this agreement includes bodies corporate unincorporated associations and partnerships.

1.2.5   Reference to any statutory instrument or other regulation having the force of law shall be deemed to include any lawful modifications or re-enactments made from time to time.

2   **Term**

2.1   The term of this agreement ("**Term**") shall commence on the Commencement Date and shall end the later of:-

a)   three (3) years thereafter; or

b)   until the first June or December following the date of Licensee rendering the next subsequent royalty statement which discloses a recouped balance on Licensor's royalty account PROVIDED THAT at any time after the three (3) years after the Commencement Date, Licensor shall have the right (but not the obligation) to repay to Licensee the full amount of the unrecouped balance of Licensor's royalty account hereunder as evidence by the royalty statement rendered hereunder prior to such payment, in which event the Term shall end on the first June or December following such repayment. If Licensor so repays the amount on its unrecouped balance, the amount so paid shall be credited to the Licensor's royalty account.

2.2   Notwithstanding anything to the contrary contained herein, Licensee shall be entitled to exploit each Minimum Commitment Album (hereinafter defined) for a minimum period of the earlier of (a) twelve (12) months from the date Licensee releases the applicable Minimum Commitment Album in the United Kingdom and (b) fifteen (15) months from the date that Licensor Delivers the applicable Minimum Commitment Album to Licensee.

3.   **Grant of Licence**
3.1   Subject to the terms and conditions of this Agreement, and subject to the limitations and restrictions in the rights granted to Licensor by third parties, Licensor hereby exclusively licences to Licensee the right and licence for the Term throughout the Territory to exercise all rights of copyright and all other rights of a like nature and all other rights now or hereafter conferred by the law in force in any part of the world to use reproduce and fully exploit each and every Licensed Master comprising Minimum Commitment Albums together with any associated material including without limitation mixes, remixes, edits, promotional videos and other Licensed Masters delivered during the Term and all Artwork (hereinafter individually and collectively referred to as the "**Copyright Materials**") including without limitation the right to licence to third parties the right to exercise any or all of the copyright or other rights herein granted.

3.2   Licensee and its licensees shall have (without limiting the generality of rights granted hereunder) the sole exclusive and unlimited right throughout the Territory during the Term to and to authorise and permit others to:-

3.2.1   manufacture Records, Videos and ETRs by any method(s) now or hereafter known embodying any portion(s) or all of the Copyright Materials;

3.2.2   broadcast, perform publicly and to permit public performances and broadcasts and digital and/or other on line and/or electronic transmissions and/or communications to the public and making available of all and any such Copyright Materials and all and any such Records, Videos and ETRs;

3.2.3   repackage, sell, transfer, deal in, exploit, delete or otherwise dispose of all and any such Copyright Materials and make or authorise copyright arrangement in relation to the same (as well as duplicates and derivatives of the same) and all and any Records, Videos and ETRs derived therefrom; and

3.2.4   collect any and all income arising from the exercise of any or all of the rights granted to Licensee herein.

All such rights may be exercised at such times and places, in any and all media and manner and under any trademarks, trade names or label as shall be determined and/or designated by Licensee in its sole and absolute discretion. Licensee shall

accept the restrictions placed on Licensor by reason of any consents or approvals that Licensor is obliged to secure from its Artists and which have been notified to Licensee in a timely manner.

3.3 The following shall be subject to the Licensor's prior written approval (not to be unreasonably withheld or delayed):-

3.3.1 to the grant by Licensee to any third party of any licence to include any Licensed Master in a so-called "compilation" album;

3.3.2 to couple the Licensed Masters hereunder with recordings not the subject of this Agreement SAVE THAT, except where third party approvals are required, approval is not required in respect of Licensed Masters included on compilations comprising "Now That's What I Call Music" series (including Now Dance or other Now derivatives);

3.3.3 to release a so-called "Greatest Hits" or "Best of" Album or other re-compilation albums (other than those delivered to Licensee by Licensor);

3.3.3 to remix, edit or otherwise alter any Records embodying one or more of the Licensed Masters, other than for timing purposes or to remove obscenities;

3.3.4 the release of a multiple Record unit set unless delivered as such by Licensor;

3.3.5 to the grant of a synchronisation licence (save that no such approval shall be required for such licences granted pursuant to a so-called "blanket" licensing; arrangements);

3.3.6 to include Record embodying one or more Licensed Masters in Premiums;

3.3.7 Utilise a Non-Standard Carrier in circumstances where Licensee intends to recover the excess costs thereof from Licensor;

3.3.8 the release of any Minimum Commitment Album on a New Media Formats not released in the United States of America PROVIDED THAT the Licensor's authorised licensees in the United States of America are subject to the same foregoing restriction; and

3.3.9 during the Sell Off Period (as defined hereinafter) to sell Records and/or Videos as Mid Price Records/Videos or Low Price Records/Videos PROVIDED THAT during the Term such Records and/or Videos have not previously been sold as Mid Price Records/Videos or Low Price Records/Videos anywhere in the Territory.

SAVE THAT any approvals required by Licensee hereunder may be deemed granted failing Licensor's written notification to the contrary specifying the reasons therefor within 5 (five) working days of the Licensee's written request.

3.4 Licensor hereby grants to Licensee the exclusive right and licence to use the Trade Mark throughout the Territory free of charge in connection with Licensed Masters, Records, Videos, Artwork and ETRs and all marketing and exploitation of Records or Videos or ETRs, and the right to licence to third parties the right to exercise such right in connection with Records, Videos and ETRs embodying one or more of the Licensed Masters.

3.5 Licensor shall be entitled to grant non-exclusive worldwide Synchronisation Licences (as defined hereunder) in respect of productions originating outside the Territory (the "USA Synch") and in respect of productions originating within the Territory (the "Territory Synch"). Licensor shall pay to Licensee fifty percent (50%) of monies received by or credited to Licensor from such Territory Synch ("Synch Income") and the Licensee shall credit the Licensor's royalty account hereunder with sixty percent (60%) of the Synch Income received by the Licensee.

3.6 Licensor shall be entitled to grant non-exclusive worldwide:-

3.5.1 multi-artist compilation licences to third parties (the "Compilation Licenses"); and/or

3.5.1 soundtrack licences in respect of the productions of soundtrack albums supporting a motion picture film, television programme or file (the "Soundtrack Licenses")

originating outside the Territory SAVE THAT such license shall be limited to (a) the use of no more than two (2) Licensed Masters for any given Record or Video; (b) no more than an aggregate of two (2) Compilation Licenses and/or Soundtrack Licenses per year during the Term; and (c) exploitation by way of Records and/or Videos only SAVE FURTHER THAT notwithstanding anything to the contrary contained herein the Licensor shall be entitled to grant an Artist the right to incorporate their respective Licensed Master for inclusion on a studio album and/or a so called "best of" album substantially solely comprising recordings by that Artist only. Licensor shall pay to Licensee fifty percent (50%) of royalty earnings received by or credited to the Licensor in respect of sales in the Territory from such Compilation Licenses and/or Soundtrack Licenses without regard to recoupment of any advances paid to Licensor (the "License Income"). Notwithstanding anything to the contrary contained herein and for the avoidance of doubt in the event that Licensor is accounted to in any particular circumstance on a so-called "receipts" basis rather than by reference to a royalty rate then Licensee shall be entitled to fifty percent (50%) of royalties (but not of advances) received by or credited to Licensor from such Compilation Licenses and/or Soundtrack Licenses. For the avoidance of any doubt, Licensee shall be entitled to retain the License Income for its own benefit and Licensee shall be under no obligation to share the License Income with Licensor or any third party whatsoever.

3.6 Licensor shall account and pay Licensee any Synch Income and License Income in accordance with the provisions of sub-clauses 8.16 hereunder and the audit provisions referred to in sub-clause 8.19 shall apply to the aforementioned accountings to Licensee.

3.7 In the event that the Licensor requires Licensee to include on the packaging of Records or Videos solely embodying Licensed Masters delivered hereunder and released by Licensee the logos of sponsors promoting and/or support the Concept then Licensee shall, subject to local legislation, regulations and directives and any local restrictions and chart eligibility rules and where practicable and customary, incorporate the aforementioned logo as supplied by Licensor (the "Logo") on such Records and Videos solely embodying Minimum Commitment Albums released by Licensee PROVIDED THAT inadvertent failure to embodying the Logo as aforesaid shall not be a breach of this Agreement and Licensee shall remedy such failure on future print runs as soon as reasonably practicable following receipt of written notice from the Licensor requesting such failure to be remedied. The Licensor hereby grants EMI the right to utilise the Logo free of charge solely as aforesaid or as otherwise

directed and warrants that Licensee's use thereof shall not infringe the rights of any third party howsoever.

4. **Delivery**

4.1 Licensor shall ensure that the elements referred to in this clause 4.1 (the "**Delivery Items**") in respect of each and every Licensed Master (together with any remixes, edits or other versions in Licensor's possession or control and with any so-called "promotional videos" relating to such Licensed Masters) are delivered to Licensee contemporaneous with delivery to an Associate in the United States of America . The Delivery Items shall be delivered to the President of the relevant label of Licensee (or his/her equivalent) at the address set out above, or such other address in England as advised by Licensee in writing (and the Licensee's receipt and acceptance of any Licensed Master delivered hereunder shall not be effective until Licensee has received all of the Delivery Items in respect thereof):-

4.1.1 the Licensed Masters which shall be commercially and artistically satisfactory to Licensee, in its reasonable opinion, and approved as technically satisfactory by Licensee's approved studio for analysing and confirming same for the production of Records, Videos and ETRs as applicable together with:-

4.1.1.1 One (1) fully mixed, edited, mastered, equalised master tape of each Licensed Masters PQ coded on DDPi format and 44.1kHz 16 bit WAV file format and 1 (one) safety copy thereof together with 15 second and 30 second excerpts of each Licensed Master in WAV file format (or such other configurations or durations as Licensee shall reasonably require). The required file sets for a DDPi shall be as follows: Image Dat; DDPID; DDPMs, PQ Log and Checksum; and

4.1.1.2 intentionally deleted

4.1.1.3 a complete data back-up of each Licensed Master in a data-tape format satisfactory to Licensee (currently LTO, DLT or AIT); and

4.1.1.4 Where Films are delivered, first generation finished, edited Licensed Master on D2 PAL videotape in 16:9 FHA with edited, equalised Dolby "A" encoded digital (on all four channels) stereo sound track and synchronised time codes.

4.1.2 complete and correct label copy information in writing including without limitation the title of each Licensed Master embodied on each of the Albums with respect to each item referred to Clause 4.1.1, the timing, music publisher(s), songwriter(s) and composer(s), of each composition recorded thereon the producer(s) and director(s) as well as any and all other credits and information that is required to appear on labels sleeves containers and liners used to package Records, Videos or to distribute ETRs, and where Films are delivered, complete cue sheets giving playing times and other customarily required information;

4.1.3 a complete and accurate list of all session musicians performers, actors, producers, directors and other contributors and copies of all necessary correctly signed and completed consents and clearances in writing (excluding mechanical licences) required for the full and unencumbered use and exploitation by Licensee and its licensees of Licensed Masters in accordance with this Agreement but only to the extent the elements referred to in this sub-clause 4.1.3 is in the Licensor's possession;

4.1.4 Documented and executed licences with respect to any sampled records or extracts from sampled musical works included in Licensed Masters, and where films are delivered, complete cue sheets as for paragraph 4 1.2 above and all synchronisation licences.

4.1.5 all Artwork and associated consents and clearance in writing required for the full and unencumbered use and exploitation by Licensee and its licensees of the Artwork in accordance with this Agreement.

4.1.6 the then current Musicians' Union membership numbers of Artist and all other musicians or vocalists performing on any Master who are Musician Union/Equity members; and

4 1.7 Detailed information about the Concept for the purpose of promoting, advertising and marketing Records, Videos and ETRs embodying the relevant Licensed Masters.

5. Minimum Commitment Albums

5 1 During the Term, Licensor hereby irrevocably grants Licensee the option to acquire the exclusive rights in and to each Album upon the terms and conditions contained herein (the "Option"). The Licensee shall be entitled to exercise each Option by Notice to Licensor prior to the expiry of thirty one (31) days after Licensee's receipt of a compact disc copy of the relevant Album. (each Album exercised by the Licensee shall hereinafter be referred to as the "Minimum Commitment Album").

5.2 In the event that Licensee has not exercise its Option as provided in clause 5.1 prior to the last day of the aforementioned three (3) months period then Licensor shall serve Notice on the Licensee giving specific reference to the Option and clause 5.1 (the "Option Notice") and upon receipt of the Option Notice Licensee shall have until the expiry of a further period of fourteen (14) days to exercise its Option pursuant to clause 5.1 above.

5.3 Intentionally Deleted.

5.4 In the event that Licensee elects not to exercise its Option in respect of the first Album, i.e. Part One, in a Series, then Licensee agrees that it waives its exclusive rights hereunder in respect of that Album and any subsequent Album within the same Series.

5.5 It is hereby acknowledged by the parties that the album provisionally entitled "True to the Game" shall be deemed a Minimum Commitment Album forming Part One within a Series (the "First Album").

5.6 Licensee hereby agrees that during the Term to exercise its Option to:

5 6.1 one further Album comprising a Concept in addition to the First Album PROVIDED THAT Licensor delivers Albums hereunder in respect of no less than two (2) further Concepts; and

5.6.2 Part Two within the same Series to which Licensee has previously exercised its Option in respect of Part One

PROVIDED ALWAYS THAT such Albums have previously been released in the United States of America by an Associate and the applicable Album is artistically and

commercially commensurate in Licensee opinion with the previous Album within the same Series or, in respect of 5.6.1, with the First Album. For the avoidance of any doubt, Licensee shall not be obligated to exercise its option to any further Albums within any Series or Concept.

6.   Recording Costs and Video Costs and Travel Costs

6.1.   Subject to the terms of this Agreement, Licensor shall be solely responsible for and shall pay all costs charges and expenses whatsoever in connection with the creation production and delivery of each Licensed Master to Licensee, including without limitation, the remuneration and expenses of all persons engaged in relation to the creation of the Licensed Master, all studio fees, orchestration costs, union payments, synchronisation licenses, taxes and any other charges usually recognised as 'recording costs' or 'video costs' in the record industry.

6.2   In the event that the Licensee promotionally releases a so-called promotional video embodying a Licensed Master delivered hereunder then Licensee shall contribute 35% of Licensor's actual production costs attributed to the relevant promotional video but in no event shall Licensee's contribution exceed $10,000 (ten thousand US dollars) per promotional video. Fifty percent (50%) of such costs shall be recoupable against Licensor's audio only royalties and fifty percent (50%) shall be recoupable against Licensor's audio visual royalties.

6.3   In the event that, with Licensor's consent, any of the Artists' are due to enter the Territory for the purposes of promoting the Concept and/or Minimum Commitment Album and/or any Licensed Master and/or otherwise then Licensor shall be responsible for the costs (including without limitation the costs of any flights) in delivering the relevant Artist from outside the Territory to any country within the Territory as required by Licensee for such purpose and Licensee shall be responsible for any travel arrangements required to be made within the Territory.

7.   Overseas Receipts

If the laws of any country require taxes on payments to Licensee to be withheld at source, then the payments that accrue to Licensor shall be reduced accordingly. Licensee shall give Licensor all reasonable assistance in obtaining necessary certificates of taxation in respect of such withheld monies, and all reasonable assistance in the recovery of any applicable withholding or tax credit for any withholding so made, and if Licensee receives withholding tax or a tax credit Licensee shall credit Licensor's account with the relevant proportion

8.   Royalties and Accounting

8.1   In full consideration of grant of rights made hereunder, Licensee agrees to pay to Licensor the advances and royalties hereafter appearing subject always to the terms and conditions of this Agreement.

8.2   The Licensee shall pay to the Licensor the following sums by way of advance payments of royalty fully recoupable from monies payable to Licensor hereunder as soon as practicable following (but in no event later than30 (thirty) days of) its receipt of an appropriate invoice therefor but in any event no earlier than the times specified below:

8.2.1   In respect of the First Album an advance of thirty thousand pounds (£30,000) payable following the later of full execution of this letter Agreement and Licensee receipt of the Delivery Items in respect of the First Album and Licensee's receipt of a valid invoice therefore.

8.2.2 In respect of each Minimum Commitment Album forming Part One of a Series (other than the First Album) an advance of twenty five thousand pounds (£25,000) payable as to 100% on delivery and acceptance of Delivery Items of the relevant Minimum Commitment Album.

8.2.3 In respect of each subsequent Minimum Commitment Album to Part One in any particular Series (the "**Relevant Album**"), subject to the minimum amount of ten thousand pounds (£10,000) and maximum amount of fifty thousand pounds (£50,000), the advance payable in respect of each Relevant Album as aforesaid shall be determined by reference to Licensor's share (net of reserves taken in accordance with the terms hereof and not liquidated, returns, or any income paid to Licensor pursuant to sub-clauses 8.7(a), (b), (d), (f) and (g), 8.8, 8.9 and 8.13)) ("**Share**") of the accrued royalty earnings (whether received or credited)) as at the date twelve (12) months after the initial release of the previous Minimum Commitment Album in that Series last delivered to Licensee ("**Date**"). Such advance shall equal seventy five per cent (75%) of the Share of the total accrued royalties in respect of full royalty-bearing sales of the previous Minimum Commitment Album in that Series last delivered to Licensee as shown on the last accounting statement submitted by Licensee to Licensor prior to the Date and taking into account Pipeline Income as at the Date in respect of such Minimum Commitment Album. For the foregoing purposes, Pipeline Income shall mean Licensee's bona fide estimate of the Share of royalties, net of reserves, held by Licensee in the UK and the Major Territories but not yet accounted to Licensor.

8.3 The advances set out above in sub clause 8.2.3 shall be paid as soon as practicable following (but in no event later than 30 (thirty) days of) Licensee's receipt of an appropriate invoice therefor but in any event no earlier than the times specified below:

8.3.1 as to one hundred percent (100%) of the minimum advance due on delivery and acceptance of the Delivery Items of the applicable Relevant Album.

8.3.2 the remaining balance (if any) prior to the expiry of 30 days after delivery and acceptance of the Relevant Album.

8.4 In addition to the above mentioned sums any amount paid by Licensee or on Licensee's behalf to Licensor or on Licensor's behalf shall be fully recoupable from any monies payable to Licensor hereunder. No advances shall be payable after expiry or termination of the Term unless the same were properly due and payable during the Term. Any payments to be made to Artists or third party participants on Licensor's behalf shall be subject to the Licensor's approval unless authorised and instructed by the Licensor to pay such third party.

8.5 In the case of Records, Videos or ETRs reproducing Licensed Masters the Licensor shall be entitled to be credited with a Royalty Rate in respect of 100% (one hundred per cent) of all Records, Videos and ETRs sold by the Licensee and/or its licensees in the Territory which are not returned and for which the Licensee has received payment or a credit in the United Kingdom.

8.6 In the case of a Record, Video or ETR reproducing Licensed Masters and recordings not the subject of this Agreement, the amount payable in respect of such Record, Video or ETR (as applicable) shall be that proportion of the Royalty Rate or other amount payable that the number of Licensed Masters on that Record, Video or ETR bears to the number of all royalty-bearing recordings on that Record, Video or ETR.

8.7   When Licensed Masters are exploited by Licensee and its licensees as (a) Low Price Records/ETRs or Videos; or (b) Mid Price Records/ETRs or Videos (c) are advertised on television or cinema or radio; or (d) as so-called "Compilation" Records or Videos or ETRs; or (e) through a third party distributor; or (f) for educational, charitable purposes or to libraries or to military establishments; or (g) as Records or ETRs reproducing Licensed Masters used in conjunction with a film and/or a television broadcast and/or a stage production then in every one of the above instances the royalty or other amount payable in respect thereof shall be ½ (one half) of the otherwise applicable Royalty Rate or ½ (one half) of the other amount otherwise payable and calculated as provided herein.

PROVIDED THAT notwithstanding (b) above the royalty in respect of Mid Price Records/ETRs the royalty shall instead be seventy five percent (75%) of the applicable Royalty Rate and notwithstanding (d) above the royalty in respect of Licensed Master(s) included on compilations comprising the "Now That's What I Call Music" pop series (i.e. not Now Dance or other Now derivatives) which are released "in house" by Licensee or Associates the royalty shall instead be two thirds (2/3rds) of the applicable Royalty Rate.

PROVIDED FURTHER that the reduction in royalty applicable to Licensed Masters which are advertised on television of any other audio visual medium shall apply only in the country or countries where the Licensed Masters are advertised from the date of the first broadcast of the advert until 50% (fifty per cent) of the costs of the campaign (including the costs of making any commercials) are recouped out of the foregoing ½ (one half) of the applicable Royalty Rate, or other amount (as applicable) or the end of the accounting period hereunder following the accounting period in which the campaign ends (whichever is the earlier).

8.8   When Records Videos or ETRs are exploited by Licensee and its licensee(s) hereunder through direct mail order operations or similar sales plans or devices (where the base for royalty calculation shall be the price less postage and packaging at which Records are offered to the ultimate customer through such operations sales plans or devices and less tax)(but excluding internet retailers of physical goods (e g. amazon.com) where the full dealer price is paid to Licensee by such retailers for their stocks) or through record/music/film clubs ("**Record Club(s)**") (where the base for royalty calculation shall be the price less postage and packaging charged by the club to its members and less tax) then in each of the above instances the royalty or other amount payable in respect thereof shall be fifty percent of the Royalty Rate or other amount payable as applicable and calculated as provided herein SAVE THAT in the event that Licensee is remunerated on a share of receipts basis then Licensee may at its sole election alternatively credit the Licensor royalty account with 60% (sixty per cent) of the net receipts received by Licensee

8.9   Where Licensed Masters are exploited as Premiums then where such premiums are originated by Licensee or its licensees the royalty in respect thereof shall be ½ (one-half) of the applicable Royalty Rate or amount payable and the base for royalty calculation shall be the realised price at which such Premiums are made available to Licensee's customer (less Taxes) or where such premiums are originated by a third party under licence from Licensee or its licensees, Licensee shall credit the Licensor's royalty account with 60% (sixty per cent) of the net monies received by Licensee derived from such exploitation by such third party in substitution of a royalty.

8.10 Where Licensed Masters are licensed by Licensee or its licensees for broadcast on television then Licensee shall credit the Licensor's royalty account hereunder with 60% (sixty per cent) of the net monies received by Licensee in respect thereof. Furthermore Licensee shall credit the Licensor's royalty account with 50% (fifty per cent) of all identifiable income (on a Licensed Master by Licensed Master basis) received by Licensee from Video Performance Limited in respect of the public performance of Films by Licensor hereunder provided Licensor has not otherwise received consideration therefor.

8.11 No royalties or other income will be payable on Licensed Masters furnished as free and/or bonus Licensed Masters or at a substantially reduced price to Record Club members and other participants in a Record Club distribution or special markets plan; on Licensed Masters given away to disc jockeys, radio and television stations or networks motion picture companies; on Licensed Masters distributed or transmitted at no charge in a manner consistent with local industry practice; on Licensed Masters licensed or distributed for background use or for airline or other transportation use; on Licensed Masters sold as scrap; on Licensed Masters used as promotional Licensed Masters (whether or not these include performances by other artists); on "sampler" Licensed Masters (whether or not these include performances by other artists); on Licensed Masters embodied on Records, Videos and/or ETRs sold at a discount of 50% (fifty per cent) or more from the dealer price thereof;

8.12 Licensee's obligations to pay royalties or other payments (as applicable) hereunder with respect to any Record, ETR or Video shall be limited to paying on the first sale of such Record, ETR or Video by Licensee or its licensees and for the avoidance of doubt Licensee shall not be obliged to pay a royalty or other payment (as applicable) on each unit of a given Licensed Master more than once (i.e. the Licensee shall not pay royalties or other payments on resales). Where Records, Videos or ETRs are sold in multiple or bundled packages, Licensor shall for the avoidance of doubt, only be entitled to be credited with one royalty, calculated pro rata in accordance with the provisions hereof, in respect of the total package or bundle so sold or exploited.

8.13 Licensee shall credit the Licensor's royalty account hereunder with 60% (sixty per cent) of Licensee's net receipts derived from its grant of the right to third parties for the synchronisation of Licensed Masters hereunder with the images in a motion picture film, television programme or film or television commercial (hereafter **"Synchronisation Licence"**). It is hereby agreed for the avoidance of doubt that Licensor shall be entitled to no remuneration from Licensee in respect of public performance income, broadcast income, rental income or other income derived by Licensee from the exploitation, transmission, distribution or other communication to the public of Licensed Masters pursuant to so-called blanket industry agreements or collective licensing arrangements save for that share of income from Video Performance Limited specifically outlined herein. In respect of any Licensed Master owned by Licensor and not by a third party and Licensee is paid a share of so called public performance income in respect of such Licensed Master owned by Licensor then Licensee shall credit Licensor's royalty account hereunder with sixty percent (60%) of all identifiable income received by Licensee from PPL in the United Kingdom in respect of the public performance of the aforementioned Licensed Master in the United Kingdom hereunder and which is otherwise for Licensee's sole benefit.

8.14 Where Licensor is being paid hereunder on a share of net receipts for the avoidance of doubt (a) that Licensor's share of net receipts shall be inclusive of any Artist's producer's or other third party's share of such net receipts; and (b) in respect of any net receipts paid to the Licensee from the exploitation of Licensed Masters outside the United Kingdom (except for income received by Licensee from Licensor pursuant

to clause 3 5 above), the Licensor's share shall not be less than fifty percent (50%) of the so called "at source" income.

8.15 It is hereby agreed that in respect of any income, payments, considerations and compensations ("Fees") received by Licensor in respect of Licensors and/or third party activities promoting and/or supporting Concepts hereunder in the entertainment industry pursuant to any and all contracts, engagements and commitments entered into during the Term for the Territory ("Contracts") arising out of introductions effected by Licensee, Licensee shall be entitled to be paid an amount equal to twenty per cent (20%) of all such Fees arising pursuant to any such Contracts ("Commission"). Licensor shall procure either the payment to Licensee of the Commission promptly following its receipt of same or that Licensee shall be entitled to collect such Commission directly from the applicable third parties and shall notify Licensee accordingly. For the avoidance of any doubt, Licensee shall not be obliged to accept any opportunities introduced by Licensee in the event that such opportunities requires the Licensor to enter into any such Contracts. Licensee agrees to secure Licensor's approval to its making specific approaches to third parties in relation only to Licensor save that any failure by Licensee to secure Licensor's approval as aforesaid, shall not gives rise to any right of termination of this Agreement by Licensor in any event. For the avoidance of any doubts, Licensee shall not be entitled to receive a Commission in respect of activities to be undertaken after the Term.

8.16 The Licensee shall furnish to Licensor within 90 (ninety) days after the end of June and December (or such other half-yearly accounting period as the Licensee may designate) in each year statements showing the latest information received by the Licensee during such half yearly period as to the number of Records and Videos exploited for which income is payable hereunder (as applicable) (after making any permissible deductions specifically provided for herein or otherwise agreed in writing with Licensor) and the amount of royalty/income due in respect thereof and subject to the provisions of this Agreement and to the recoupment of any advance of royalty/income paid hereunder the Licensee shall thereupon pay such amount in the manner directed in writing by the Licensor and such payment shall be a complete discharge of the Licensee's liability to make payments hereunder. The Licensee shall not pay royalty/income earnings due to the Licensor hereunder in the event that such earnings are below £250 (Two Hundred and Fifty Pounds), but shall carry forward any such earnings until such time as earnings due and payable to the Licensor hereunder exceed £250 (two hundred and fifty pounds) which earnings shall be accounted to the Licensor with an accompanying statement in accordance with this Clause 8.16. Licensee currently makes payments by way of BACS transfer directly into Licensor's designated bank account, details of which currently are:

Bank Name: HSBC Bank of 160 Walt Whitman Road – Suite #1061, Huntington Station, New York 11746
ABA Number: #021001088
Swift Number:
Beneficiary Name: Stadium Entertainment Corp.
Account Number: #148749585

8.17 Company shall be entitled to withhold from payments otherwise due hereunder reserves against anticipated returns or invalidated sales of Videos, Records and/or ETRs (as applicable) in a quantity consistent with its operating practices. In no event shall reserves exceed twenty five per cent (25%) of royalties accruing during any particular accounting period.

8.18   Unless within twenty four (24) months of the date on which an accounting has been made under this Agreement Licensor shall have notified Licensee in writing of any bona fide objections in respect thereof, Licensor shall be deemed to have accepted the accuracy thereof which shall be final and binding upon Licensor and not open to dispute by Licensor.

8.19   Licensee agrees that Licensor may (but not more than once during any calendar year and only once with respect to any particular accounting made under this Agreement) inspect examine and otherwise audit ("**Audit**") Licensee's books and records for the purposes of determining the accuracy of Licensee's accountings hereunder. Licensor shall not be entitled to Audit any records which do not specifically relate to the sale or other exploitation of Records and/or Videos and/or ETRs hereunder. All Audits shall be made during regular business hours upon reasonable prior notice (not less than sixty (60) days) and shall be conducted on Licensor's behalf by an independent chartered accountant (the "**Auditor**"). Each examination shall be made at Licensor's own expense at Licensee's regular place of business in the United Kingdom where such books and/or records are maintained. Licensor shall furnish Licensee with a copy of the Auditor's report promptly following the conclusion of the Audit. If such Audit reveals an underpayment to Licensor of ten per cent (10%) of total royalties due hereunder during the period covered by such Audit or ten thousand pounds (£10,000) whichever is the greater, then Licensee shall pay all reasonable audit costs (excluding accommodation travel and subsistence costs) of such Audit (up to a maximum of £5,000). Licensor agrees that, for the avoidance of doubt, neither the grant by Licensee nor the exercise by Licensor of any right of Audit in connection with this Agreement shall, of itself, give rise to or be deemed to be proof of debt.

8.20   Licensor may not engage the Auditor to Audit when the Auditor is presently engaged in any other audit or inspection of Licensee's books and records of account in respect of which any claim is still outstanding or is involved in the negotiation of a settlement of such an audit or inspection on behalf of another person. In such circumstances the applicable time period specified in clause 8.18 above shall be suspended until the Auditor is not so engaged (but by no more than a reasonable period, not to exceed twelve (12) months in any event). No person or firm shall be designated as the Auditor if its remuneration is to be calculated wholly or partially by reference to the amount of any discrepancy revealed by the Audit and/or the terms of any settlement and/or the outcome of any proceedings arising out of the Audit. No Audit may commence until the Auditor has executed an unconditional undertaking to Licensee in a form prescribed by Licensee providing, inter alia, that the Auditor shall treat as confidential all information regarding Licensee's affairs and business which it may acquire in the course of the Audit and not to disclose the same to Licensor or to any third party save to the extent necessary to discharge Auditor's responsibilities to Licensor in relation to the Audit.

8.21   Licensor's sole remedy for any failure by Licensee to account correctly hereunder shall be Licensor's rights of audit and recompense pursuant to 8.18 - 8.20 above and for the avoidance of doubt such failure shall not give Licensor any right to terminate the Term of this Agreement.

9.   **Release Commitment**
9.1   If the Licensee fails to release any Minimum Commitment Album within 3 (three) months of:-

       9.1.1   commercial release in the United States of America by an Associate of the Minimum Commitment Album in question or, if later,

9.1.2 Licensee's receipt of the Delivery Items of the relevant Minimum Commitment Album

the Licensor shall be entitled to serve Notice upon the Licensee requiring the Licensee to release such Minimum Commitment Album in the United Kingdom (the **"UK Release Notice"**). If the Licensee then fails to release the Minimum Commitment Album in question as aforesaid and as specified in the United Kingdom within 2 (two) months of its receipt of the UK Release Notice the Licensor may as the Licensor's sole remedy for non-release serve Notice upon the Licensee requiring the Licensee to license the Minimum Commitment Album in question to a third party upon terms agreed with the Licensee and Licensor (save that failure to agree Licensee's decision shall prevail).

9 2 The Licensor may serve on the Licensee an overseas release notice (the **"Overseas Release Notice"**) if the Licensee has not released a Minimum Commitment Album in one or more countries of the Major Territories (each such country where there has been no such release the **"Unreleased Country"**) within 3 (three) months of the initial release in the United Kingdom of the Minimum Commitment Album in question. If the Licensee then fails to release the Minimum Commitment Album in question in the relevant Unreleased Country within 1 (one) months of its receipt of the Overseas Release Notice the Licensor may as the Licensor's sole remedy for non-release serve Notice upon the Licensee requiring the Licensee to license the Minimum Commitment Album in question to a third party upon terms agreed with the Licensee and Licensor (save that failure to agree Licensee's decision shall prevail) for release in the Unreleased Country.

10. **Union Payments and Equitable Remuneration in Respect of Rental Rights**
In the event that a royalty or other payment becomes due in respect of a Licensed Master or any reproduction use or exploitation thereof to any union, or in respect of any third party claim regarding equitable remuneration in respect of the lending or rental of any reproduction of a Licensed Master, Licensor shall be responsible for and shall make all such payments as and when due.

11. **Warranties**
11.1 Licensor warrants represents and undertakes that:-

11.1.1 Licensor has all rights, licences and consents necessary for Licensor to enter into this Agreement and to warrant Licensee all the rights granted, and for Licensee to exploit such rights and for Licensor to observe and itself perform all the terms of this Agreement;

11.1.2 Licensor has not entered or will enter into any agreement with or has granted or will grant any licence or right to any third party which in any way whatsoever is incompatible with any of the terms of this Agreement or derogates from or affects any rights granted to Licensee, and Licensor has full right title and authority to enter this Agreement and to perform all its obligations without infringing any right whatsoever of any third party, and Licensor is under no disability, restriction or prohibition with respect to its rights to enter into and perform this Agreement;

11.1.3 none of the Licensed Masters delivered under this Agreement nor any Controlled Composition embodied in such Licensed Master, nor any Artwork, nor the Trade Mark shall infringe the copyright or any other rights whatsoever of Licensee or any third party or be criminally obscene or defamatory of any person or be otherwise unlawful and all the foregoing shall not be an infringing copy of any existing work;

11.1.4 Licensor will observe and procure that Artists and others providing services in connection with Licensed Masters observe all requirements of unions having jurisdiction in connection with the creation and production of Licensed Masters delivered to Licensee;

11.1.5 except as otherwise expressly provided in this agreement all costs charges and expenses incurred in connection with the creation and production of Licensed Masters, Artwork and other materials delivered shall be the responsibility of Licensor;

11.1.6 the consent to the making and exploitation of the Licensed Masters of all performers musicians and artists and Artists whose performances are embodied in the Licensed Masters, and any other consents of any person which are required pursuant to the Copyright Designs and Patents Act 1988 or any other law regulation or agreement anywhere in the Territory shall be obtained prior to delivery of all Licensed Masters;

11.1.7 all rights of copyright and related rights in, and all other rights necessary for the exploitation of the TradeMark and all Licensed Masters and Artwork delivered under this Agreement shall be licensed exclusively to Licensor, for the Term, throughout the Territory, free from any claims by any person and subject only to the exclusive licence granted to Licensee and its licensees hereunder;

11.1.8 there is at the date hereof no suit claim action or other legal or administrative proceeding involving any Licensed Master or Artwork or the Trade Mark now pending or threatened;

11.1.9 Licensor will fully in relation to all Licensed Masters perform all of its obligations to Artists producers or any third parties and will not default in such performance or be in breach of any of Licensor's obligations to any artist producer or such third party (other than solely by reason of Licensee's breach of the terms hereof);

11.1.10 all Licensed Masters, Artwork and other materials shall be delivered in suitable technical quality to enable manufacture of Records, Videos, jackets, sleeves, containers, covers or inserts and promotional material without further processes having to be undertaken by Licensee (and where consisting of information, shall be complete and accurate);

11.1.11 Licensee shall have no obligation whatsoever to make any investigation of facts relevant to any warranty or representation made by Licensor in this Agreement, and the receipt by Licensee of any document shall not impair Licensee's absolute rights to continue to rely on any warranties or representations or undertakings made in this Agreement, whether relating to matters in such document or otherwise;

11.1.12 Licensor will at the request and expense of Licensee do all further acts deeds and things and execute all such further documents deeds and instruments from time to time necessary to vest the rights granted to Licensee, and for the protection and enforcement of the same;

11.1.13 Licensor will not incur any liability on behalf of Licensee or represent that it is entitled so to do;

11.1 14 Licensor shall comply in all respects with the 'Code of Conduct' issued from time to time by the BPI, a current copy of which Licensor has received from Licensee;

11.1.15 Licensor shall only use so-called 'sampled' extracts from Sound Recordings or musical compositions in connection with Licensed Masters if Licensor shall have first obtained (and will supply to Licensee on request with copies of) any consents, clearances or licences required in respect of the reproduction, use and exploitation of the same and shall have paid all sums due or owing in those respects;

11.1.16 Licensor shall notify Licensee in writing of all rights of exploitation Licensor is entitled to pursuant to any Artist Agreements and/or Concept Agreements in respect of any applicable Licensed Masters prior to its commercial release hereunder.

11.1.16 In respect of Controlled Compositions Licensor agrees that in connection with each Licensed Master embodying Artists' performances hereunder Licensor hereby grants and shall procure that each Artists shall procure the grant to Licensee or shall cause the publisher(s) of the material embodied in such Licensed Master to grant to Licensee and its licensees such irrevocable non-exclusive worldwide licences as may be necessary for the Company and its Licensees to fully use and exploit any Controlled Compositions in the form of Records, ETRs, Videos or otherwise howsoever;

11.1.17   Licensed Masters, Artwork and other material delivered to Licensee shall at all time comply with all copyright notices and contractual credit and other obligations owed by Licensor to third parties and copyright notices shall comply with the form as may be required to afford protection pursuant to the provisions of Berne Convention and Universal Copyright Convent as the same may from time to time be amended and any other relevant copyright convention, law or obligation;

11.2. Licensee warrants represents and undertakes that:-

11.2.1 Licensee has the right and power to enter into this Agreement.

11.2.1 Licensee will comply with all local laws and regulations in respect of the Licensee's exploitation of the Licensed Masters hereunder.

12   Name and Likeness

Licensee and its licensees shall have the irrevocable right and licence (and right to sub-license) to use, publish and permit others to use and publish during the Term throughout the Territory, in connection with the exploitation of Licensed Masters, Licensor's name, logo and Trade Mark, approved biographical material and all Artists' or producer's or director's names (including professional names or forms of identification), previously approved likenesses and previously approved biographies for the purpose of exploiting Licensed Masters and Records and Videos derived from such Licensed Masters subject always to any conditions or approval rights contained in any Artist Agreements. Licensor shall furnish Licensee (at Licensor's cost and expense) with appropriate likenesses and biographical material and other available material for such purposes. All such material supplied by Licensor or any artist (whether requested or not) shall be deemed approved.

13.   Artwork

13.1   Except as otherwise notified to Licensor by Licensee, all Artwork and any representations of the Trade Mark shall be delivered as 'camera-ready' for any jacket sleeve container cover and insert for Records, Videos or ETRs, together with printed cromalins of such Artwork.

13.2   During the Term Licensee shall only utilise Artwork supplied by Licensor. Licensee may however make changes to Artwork subject to Licensor's prior written consent during the Term such consent not to be unreasonably withheld or delayed and shall not apply if such changes are solely connected for formatting purposes.

13.3 Licensee shall be entitled to reject absolutely any Artwork if it advocates illegal activity, is offensive, potentially violates any law or governmental regulation or any personal property or other rights of any person. In rejecting such Artwork, Licensee shall give written notice to Licensor, following which Licensor shall have thirty (30) days within which at its own expense to revise and resubmit the Artwork for, Licensee's approval which shall again be subject to the provisions of this clause 13.3. Should Licensor fail to submit revised Artwork, Licensee may generate its own artwork and the reasonable cost of such shall be recoupable from all sums accruing to Licensor pursuant to this Agreement. Licensee shall use Artwork solely in connection with its exploitation of the rights granted to it hereunder (including exploitation online) and all other rights shall be reserved to Licensor.

13.4 All Records, Videos and (subject to the restrictions imposed by digital providers) ETRs released by the Licensee hereunder shall bear on the packaging thereof (or where customary in respect of ETRs) the publication notice and credits and Trademarks designated by the Licensor in addition to any other trademark required to be included on the packaging pursuant to the relevant Concept Agreement

14. Co-operation in Event of Infringement

Licensor shall co-operate fully and shall endeavour to cause each artist to co-operate fully with Licensee in connection with any controversy or litigation with a third party which involves Licensee's rights in connection with Licensed Masters, and in preventing the unauthorised manufacture use distribution or exploitation of any devices embodying performances rendered by such artist (whether or not such performances are embodied in Licensed Masters) and/or use of the artist's name, likeness or other identification. Licensee is hereby granted the right to take such steps or institute such legal proceedings in Licensor's or such artist's name subject always to Licensor's written consent, provided that all costs of such proceedings shall be borne by Licensee, and provided that all costs and damages recovered as a result of such proceedings shall be retained by Licensee. Notwithstanding anything to the contrary contained in this clause 14, Licensor shall be entitled to be credited with 60% of the net recovery (after the deduction of any legal or other costs whatsoever incurred in such proceedings) received by Licensee and identifiable as being consideration directly attributable to the Licensed Masters hereunder. Nothing in this clause 14 shall be construed as a limitation on any other rights which Licensee may have, or shall in any way affect the warranties representations undertakings and indemnities given.

15. Indemnities

15.1 Both parties agree to indemnify and keep indemnified and hold each other harmless from and against all proceedings costs claims expenses liabilities injury loss or damage whatsoever resulting or arising directly or indirectly from the breach or negligent performance or failure of performance by the other of any of the conditions or warranties contained in this Agreement (including any terms incorporated in the Schedule) which breach, negligence or failure has been the subject of final judgement of a court of competent jurisdiction or settled with the written consent of the indemnitor

15.2 Each of the parties agrees that if it becomes aware of any circumstances which might give rise to a claim under this clause 15, it shall notify the other of such circumstances and shall afford the other (at the other party's own cost and expense) an opportunity to participate in the defence of any claim which might give rise to a claim under this indemnity

15.3 If Licensee has any claim or potential claim against Licensor pursuant to this Agreement, Licensee may withhold an amount reasonably sufficient to meet such

claim from any sums payable to Licensor until the amount due in respect of the claim has been determined or agreed. Licensee shall advise Licensor in writing of any monies so withheld. Licensee shall release any withholding made in accordance with the provisions of this sub-clause (together with interest thereon) in respect of any particular claim if proceedings are not instituted within six (6) months of the date upon which Licensee first establishes such withholding.

16. Termination

16.1   In the event that:

16.1.1 either party is in material breach of any of its representations, warranties, obligations or covenants hereunder and has failed to cure such breach, if the same is capable of remedy, within 30 working days of being notified of same by the other party;

16.1.2 intentionally Deleted

16.1.3 upon the insolvency of, or the adjudication of bankruptcy of, or the filing of a petition for bankruptcy by or against, either party or if that party is unable to generally pay its debts as they come due;

the other party may elect to terminate the Term of this Agreement by notice in writing, and thereby shall be relieved of any further duty of future performance hereunder (except for the obligation to account and pay royalties and any other obligation that come into effect upon termination or expiration of the Term). For the avoidance of any doubt, Licensees failure to (a) account correctly hereunder and (b) release a Minimum Commitment shall not be deemed a material breach hereunder and Licensor's sole remedy shall be in accordance with the applicable clause hereunder.

16.2   Upon expiration or termination of the Term the Licensee shall have the non-exclusive right for a period of 6 months thereafter to sell off all stock of Records and Videos manufactured during the Term (the "Sell Off Period"). The Licensee shall not manufacture stock in the final three (3) months of the Term in excess of those units required to meet the reasonably anticipated demand SAVE THAT the foregoing shall not apply in the event that the Term expires pursuant to clause 2.1.(b). Following the expiry of the Sell Off Period Licensee shall destroy any remaining stock in its possession.

16.3   Intentionally Deleted

16.4   Upon termination or expiration of the Term, all rights granted to Licensee shall cease and revert to Licensor, subject only to the continuation of

16.4.1 non-exclusive synchronisation licences (and licences for inclusion on soundtrack albums) granted by Licensee during the Term in respect of any Licensed Master(s); and

16.4.2 compilation licences granted by Licensee during the Term and Licensee's continued right to exploit compilation albums compiled by Licensee or one of its subsidiaries or licensed affiliates and first released during the Term which include any Licensed Master(s); and

16.4.3 record club licences granted by Licensor insofar as any Licensed Master(s) are included therein; and

16.4.4 any licences granted by Licensee in respect of a particular Minimum Commitment Album (and associated singles); and

16.4.5 any blanket industry agreements which involve the granting of rights in respect of any Licensed Master(s).

In such event Licensee shall assign the benefit of any such licences set out at 16.4.1 to 16.4.5 above to Licensor upon termination or expiration of the Term.

17. Assignment

17.1 Neither party shall assign this Agreement or any of its rights hereunder except that

17.1.1 Licensee only may so assign to a an Associate or a person, firm or corporation who owns or hereafter acquires a substantial portion of Licensee's stock or assets.; and

17.1.2 Licensor may so assign to a person, firm or corporation who owns or hereafter acquires a substantial portion of Licensor's stock or assets.

No assignment shall relieve Licensee or Licensor (as applicable) of any of its obligations hereunder.

18 Notices

18.1 A notice under or in connection with this Agreement (a "Notice") shall be in writing and shall be in the English language and shall be delivered personally or sent by registered mail or special delivery (and air mail if overseas) or by fax to the party due to receive the Notice at its address set out in this Agreement or to another address or fax number specified by that party by Notice to the other party received before the Notice was despatched. Any Notice given to:

18.1.1 Licensee shall be sent to the Director of Business Affairs of Licensee with a copy sent for the attention of the President of the relevant label of Licensee through which Licensed Masters are released;

18.1.2 Licensor shall be sent to Stadium Entertainment Corp at the address above with a courtesy copy sent to Grubman Indursky & Shire P C. of 152 West 57th Street, New York, NY, 10019 Attention Donald R. Friedman save that failure to send such courtesy copy shall not be a breach of this Agreement.

18.2 A Notice is deemed given if delivered personally when left at the address of the party having Notice served on it as referred to above, if sent by special delivery (except air mail) two business days after being sent, if sent by air mail, 6 (six) business days after posting it, if sent by fax on completion of receipt of a report confirming its transmission. In this Clause business day means a day other than a Saturday or Sunday or a public holiday in either the country where the Notice is posted or that to which it is sent.

19. General

19.1 This Agreement including the Schedule and the Other Agreements shall constitute the entire agreement between the parties with respect to this subject matter and shall supersede any and all promises representations warranties or other statements whether written or oral, made by or on behalf of one party to the other of any nature whatsoever

19.2   If any part of this Agreement shall for any reason be invalid or unenforceable, the remainder of the Agreement shall to the extent that it is able remain in full force and effect

19.3   Neither party shall be liable to the other for any failure to perform or delay in performance of its obligations caused by any circumstances beyond its reasonable control (an 'Event of Force Majeure') including without limitation, strikes lock-outs acts of God war riot civil commotion malicious damage compliance with any law or other rule or direction, accident breakdown of plant or machinery fire floor or storm. The obligations of the party affected by an Event of Force Majeure shall continue (including the obligation upon Licensee to account to and pay Licensor) provided that a party affected by such an effect shall use all reasonable efforts to minimise the effects of an Event of Force Majeure.

19.4   Failure of either party to enforce in anyone or more instances any of the terms or conditions of this Agreement shall not be construed as a waiver of future performance of any such term or condition

19.5   This Agreement shall not be deemed to create any agency or partnership between Licensor and Licensee. Neither party shall incur any liability on behalf of the other whatsoever or bind or purport to bind the other or pledge its credit without the other's prior written consent

19.6   Both parties agree that:
19.6.1 the other has or will provide information of a confidential nature and

19.6.2 in respect of such information, the parties shall treat it as confidential, not disclose it to any third party without the prior written consent of the other party and use it solely for the purposes contemplated by this Agreement SAVE THAT both parties shall be entitled to disclose such information of a confidential nature to (a) professional advisors; (b) financiers, investors and potential financiers and investors; and (c) Artists (but only on a need to know basis and any such information shall exclude details of advances paid hereunder)

19.7   This Agreement and any variations or amendments to it shall be governed by the laws and procedures of England and Wales, and The High Court of England, the Royal Court of Justice, the Strand, London shall be the court of exclusive jurisdiction for the determination of disputes arising in connection herewith

19.8   Except as otherwise expressly indicated herein to the contrary the rights and remedies of the other parties as specified herein are not to be exclusive of each other or of any other rights or remedies of the parties to claim damages or other appropriate remedy. The parties may exercise or decline to exercise one or more of their respective rights and remedies as they may deem fit, without jeopardising any other rights and remedies subject as aforesaid.

EXECUTED by the parties
Signed by

For and on behalf of
STADIUM ENTERTAINMENT CORP.
in the presence of

Signed by

For and on behalf of
EMI RECORDS LIMITED
in the presence of

123

SCHEDULE I
Trade Mark

(i)   name of label: Stadium Entertainment Corp

(ii)   device: [PLEASE ATTACH]

Exhibit 6.26

Exhibit 6.26   125

Sandstone LLC
c/o Michael Xirinachs
425 Broad Hollow Road
Melville, New York 11747

Re: Deferral of Advance

November 16, 2009

Dear Michael:

The purpose of this letter is to confirm our understanding that Sandstone, LLC has agreed to extend the date by which the most recent $125,000 advance made under the Loan and Security Agreement dated as of February 14, 2008 must be repaid until the earlier of (a) the receipt by Stadium Entertainment Holding Corp. of $2,500,000 or more of cash proceeds from the offering being conducted by it under Regulation A of the Securities Act of 1933 or (b) June 30, 2010.

Please signify your agreement with the terms set forth above by countersigning this letter in the space provided below.

Very truly yours,

Stadium Entertainment Corp.

By: _____

Name: Camille Barbone
Title: President

Agreed to:

Sandstone LLC

By: _____
Name: Michael Xirinachs
Title: Managing Member

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